Exhibit 99.2

Nutrien

Grow Our World From the Ground Up

Nutrien
Proven

Notice of Annual Meeting of Shareholders and Management Proxy Circular

Annual Meeting of Shareholders
Thursday, May 9, 2019

Message from Chair and Chief Executive Officer

Dear Shareholder:

The annual meeting of shareholders of Nutrien Ltd. (Nutrien or the Corporation) will be held on Thursday, May 9, 2019 at Remai Modern Art Gallery, 102 Spadina Crescent East, Saskatoon, Saskatchewan, at 4:00 p.m. (Saskatoon time).

The items of business to be considered at the meeting are described in the notice of annual meeting of shareholders of the Corporation and the accompanying management proxy circular. The board of directors of the Corporation has approved the contents and the dissemination of this circular.

We encourage you to vote on the items of business to be conducted at the meeting, which can easily be done by following the instructions enclosed with this circular. Following the formal portion of the meeting, we will provide a business update.

This is the second annual meeting of Nutrien, which was formed on January 1, 2018 when the businesses of Agrium Inc. (Agrium) and Potash Corporation of Saskatchewan Inc. (PotashCorp), our two legacy companies, were combined in a merger of equals. As a world-class integrated provider of crop nutrients and services, Nutrien plays a critical role in helping growers increase food production sustainably. We are the world’s largest provider of crop nutrients, inputs and services and the third largest natural resource company in Canada. We produce and distribute approximately 27 million tonnes of potash, nitrogen and phosphate products for agricultural, industrial and feed customers worldwide, and we have an extensive global agriculture retail network. Moreover, we have demonstrated success in driving integration and optimization across all business units, by achieving target synergies set at the onset of the merger one year ahead of schedule. The scale and diversity of our integrated portfolio and multiple growth platforms provide a stable earnings base that generates strong cash flow and the opportunity to return capital to shareholders. We take a long-term view and aim to make positive contributions where we operate, taking into account our economic, environmental and social priorities.

Over the last year, the board has had considerable discussion about board composition and board leadership succession planning, and our senior leadership structure. The results of these discussions can be seen in our robust framework for ongoing corporate stewardship described in this circular.

All of our director nominees come from diverse educational and professional backgrounds as detailed in their biographies starting on page 10. 58 percent of our nominees are under the age of 60, 33 percent reside outside of Canada and 33 percent are women. In keeping with our prior year plan, we will be decreasing the number of directors from 16 to 12. The talent and diversity of our nominees, their knowledge of the legacy companies and their collective skills, perspectives, experience and expertise will continue to help Nutrien drive shareholder value at this important stage in its evolution.

In keeping with our plan to eliminate the Executive Chair structure, Jochen Tilk (who served as the President and Chief Executive Officer of PotashCorp before the merger) stepped down as Executive Chair and as a director of the Corporation on September 30, 2018, and Nutrien’s Lead Director, Derek G. Pannell who is retiring and will not be standing for re-election, assumed the board leadership role as non-executive (independent) Board Chair through to our 2019 annual meeting. After careful consideration, the board believes that Mayo Schmidt is the individual to lead the board into our future. Mr. Schmidt has enjoyed a distinguished 32-year career with significant leadership roles in the agri-business industry, including in Saskatchewan and globally, and has demonstrated a commitment to Nutrien’s core values in those roles and during his six years as a director of Nutrien and its predecessors. As a result of this structural change in the board, all of our board nominees are independent with the exception of Chuck Magro, our President & CEO.

Many of our public documents are available on our website under “Investors” at www.nutrien.com. We encourage you to visit our website for information about our company. To ensure you receive all the latest news on the Corporation, you can use the ‘email alerts’ subscribe feature on the Corporation’s website. Additional information relating to the Corporation is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov/edgar.shtml.

We thank you for your ongoing support of Nutrien.

Yours sincerely,

Derek G. Pannell Chair of the Board March 22, 2019	Chuck Magro President & Chief Executive Officer March 22, 2019

Notice of Meeting

The annual meeting of shareholders of Nutrien Ltd.
will be held:

Where:

Remai Modern Art Gallery,

102 Spadina Crescent East

Saskatoon, Saskatchewan

S7K 0L3

When:

Thursday, May 9, 2019

4:00 p.m. (Saskatoon time)

Items of business

The following items of business will be covered, as more fully described in the accompanying management proxy circular:

1.  receive our audited annual consolidated financial statements and the auditors’ reports thereon for the period ended December 31, 2018;

2.  elect the directors;

3.  re-appoint the auditor for the 2019 financial year;

4.  vote on a non-binding advisory basis on a resolution to accept the Corporation’s approach to executive compensation; and

5.  transact any other business as may properly be brought before the meeting or any adjournment or postponement of the meeting.

Who has the right to receive notice and vote

You are entitled to receive notice of and to vote at the meeting if you are a shareholder of record at the close of business on March 22, 2019.

Your vote is important

The accompanying management proxy circular includes important information about the meeting and the voting process. Please read it carefully and remember to vote.

To be used at the meeting, completed proxies must be returned to AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 so that they arrive by 4:00 p.m. (Saskatoon time) on Tuesday, May 7, 2019 or, if the meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting. The time limit for the deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion, without notice, and the chair of the meeting is under no obligation to accept or reject any particular late proxy.

Non-registered (beneficial) shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.

Questions

If you have any questions or need assistance to vote, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by toll-free telephone in North America at 1-866-581-0507 or collect call at 1-416-867-2272 outside North America, or by email at contactus@kingsdaleadvisors.com.

By Order of the Board of Directors

Robert A. Kirkpatrick, Q.C.

Vice President & Corporate Secretary

March 22, 2019

Voting Instructions

TO BE COUNTED PROXIES MUST BE RECEIVED NO LATER THAN 4:00 P.M. (SASKATOON TIME) ON TUESDAY, MAY 7, 2019

In order to ensure that your proxy is received in time for Nutrien’s annual meeting of shareholders to be held on Thursday, May 9, 2019, we recommend that you vote in the following ways:

BENEFICIAL SHAREHOLDERS If your shares are held with a broker, bank or other intermediary	Go to www.proxyvote.com and enter your 16-digit control number located on your voting instruction form.

Canadian:

Call 1-800-474-7493

U.S.:

Call 1-800-454-8683 and provide your 16-digit control number located on your voting instruction form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your voting instruction form as your proxyholder.

		Canadian: Fax your voting instruction form to 1-905-507-7793 or toll-free to 1-866-623-5305 in order to ensure that your vote is received before the deadline. U.S.: N/A	Complete, sign and date your voting instruction form and return it in the envelope provided.

REGISTERED SHAREHOLDERS If your shares are held in your name and represented by a physical certificate	Go to www.astvotemyproxy.com and follow the instructions. You will need your 13-digit control number, which is on your proxy form.

Call 1-888-489-5760 (toll-free in North America) from a touch-tone phone and follow the voice instructions. You will need your 13-digit control number, which is on your proxy form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

		Complete, sign and date your proxy form and send it by fax to AST Trust Company (Canada) at 1-866-781-3111 (toll-free in North America) or 1-416-368-2502 (outside North America).	Complete, sign and date your proxy form and return it in the envelope provided.

Management Proxy Circular

This circular, dated March 22, 2019, solicits proxies by or on behalf of management of Nutrien Ltd. for use at the annual meeting of shareholders to be held on Thursday, May 9, 2019, or any adjournment or postponement of the meeting, at the Remai Modern Art Gallery, 102 Spadina Crescent East, Saskatoon, Saskatchewan, S7K 0L3, at 4:00 p.m. (Saskatoon time) for the purposes set forth in the accompanying notice of meeting.

In this circular, unless the context requires otherwise:

•	board means the board of directors of Nutrien;

•	board committee or committee means a committee of the board;

•	circular means this management proxy circular, including the schedules to this circular;

•	common shares means common shares of Nutrien;

•	meeting or 2019 annual meeting means the annual meeting of shareholders of Nutrien to be held on Thursday, May 9, 2019, or any adjournment or postponement of the meeting;

•	notice of meeting means the notice of meeting accompanying this circular;

•	Nutrien, the Corporation, we, us or our means Nutrien Ltd.; and

•	shareholders or you means the holders of common shares.

SECTION ONE: VOTING INFORMATION

1	Voting Shares
3	Proxies
4	Other Information

SECTION TWO: BUSINESS OF THE MEETING

5	Matters to be Voted On
5	Election of Directors
5	Financial Statements
5	Re-Appointment of Auditor
7	Advisory Vote on Executive Compensation

SECTION THREE: BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

9	Key Information About Our Board
10	About Our Nominees
16	Our Corporate Governance
20	Our Board
24	Committees of the Board
27	Director Compensation Program
29	2018 Summary of Director Compensation

SECTION FOUR: EXECUTIVE COMPENSATION

34	Compensation Discussion & Analysis
34	Named Executive Officers
34	Compensation Principles
36	Compensation Governance
38	Compensation Framework
48	2018 Executive Compensation
54	Retirement Arrangements
56	Employment Arrangements, Termination & Change of Control

SECTION FIVE: GENERAL INFORMATION

64	Indebtedness of Directors, Officers and Employees
64	Interest of Informed Persons in Material Transactions
64	Shareholder Proposals
64	Advance Notice By-Law
64	Shareholder Engagement and Contacting the Board
65	Other Matters
65	Legal Advisories
65	Directors’ Approval

SCHEDULES

A1	Schedule A – Human Resources & Compensation Committee Work Plan
B1	Schedule B – Summary of Nutrien Long-Term Incentive Plans
C1	Schedule C – Summary of Agrium Legacy Incentive Compensation Plans
D1	Schedule D – Summary of PotashCorp Legacy Incentive Compensation Plans

VOTING INFORMATION

Section One: Voting Information

Quorum

A quorum for the transaction of business at the meeting is two shareholders present in person or by duly appointed proxy, together holding not less than 33 percent of the votes attached to the common shares that may be voted at the meeting. If a quorum is present at the opening of the meeting, shareholders present may proceed with the business of the meeting even if a quorum is not present throughout the meeting. If a quorum is not present at the opening of the meeting or within a reasonable time thereafter as the shareholders may determine, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business.

How to Vote

How you vote depends on whether you are a non-registered (beneficial) or registered shareholder. You are a non-registered (beneficial) shareholder if the shares you own are registered for you in the name of an intermediary such as a bank, trust company, securities broker or other nominee. You are a registered shareholder if the shares you own are registered directly in your name. You can vote in person or you can appoint someone to attend the meeting and vote your shares for you (called voting by proxy). Please read these instructions carefully.

	Non-registered (beneficial) shareholders	Registered shareholders
Are you a registered or beneficial shareholder?

Your intermediary has sent you a voting instruction form with this package. We may not have records of your shareholdings as a non-registered (beneficial) shareholder, so you must follow the instructions from your intermediary to vote.

We have enclosed a proxy form with this package. A proxy is a document that authorizes someone else to attend the meeting and vote for you.
If you want to come to the meeting and vote in person

Follow the instructions on the voting instruction form. In most cases, you will simply print your name in the space provided for appointing a proxyholder and return the voting instruction form as instructed by your intermediary. Your intermediary may also allow you to do this online. Do not complete the voting section of the voting instruction form, because you will be voting at the meeting.

Do not complete the proxy form or return it to us. Simply bring it with you to the meeting. Please register with AST Trust Company (Canada) when you arrive at the meeting.
Please register with AST Trust Company (Canada) when you arrive at the meeting.

VOTING INFORMATION

	Non-registered (beneficial) shareholders	Registered shareholders
If you do not plan to attend the meeting

Complete the voting instruction form and return it to your intermediary.

You can either mark your voting instructions on the voting instruction form or you can appoint another person (called a proxyholder) to attend the meeting and vote your shares for you.

You can either mark your voting instructions on the proxy form and return it to AST Trust Company (Canada) using one of the methods outlined below or you can appoint another person (called a proxyholder) to attend the meeting and vote your shares for you.

Returning the proxy form

The voting instruction form tells you how to return it to your intermediary.

Remember that your intermediary must receive your voting instructions in sufficient time to act on them, generally one day before the proxy deadline below.

AST Trust Company (Canada) must receive your voting instructions from your intermediary by no later than the proxy deadline, which is 4:00 p.m. (Saskatoon time) on Tuesday, May 7, 2019.

The enclosed proxy tells you how to submit your voting instructions.

AST Trust Company (Canada) must receive your proxy, including any amended proxy, by no later than the proxy deadline which is 4:00 p.m. (Saskatoon time) on Tuesday, May 7, 2019.

You may return your proxy in one of the following ways:

•   by mail, in the envelope provided;

•   by fax, to 1-866-781-3111 (toll-free in North America) or 1-416-368-2502 (outside North America);

•   using the internet, at: www.astvotemyproxy.com and follow the instructions online; or

•   by telephone, call 1-888-489-5760 (toll-free in North America) from a touch-tone phone and follow the voice instructions. If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

Changing your mind	If you have provided voting instructions to your intermediary and change your mind about how you want to vote, or you decide to attend the meeting and vote in person, contact your intermediary to find out what to do.

If you want to revoke your proxy, you must deliver a signed written notice specifying your instructions to one of the following:

•   our Corporate Secretary, by depositing an instrument in writing at our registered head office at the following address any time up to and including the last business day before the meeting:

Nutrien Ltd.

Suite 500, 122- 1st Avenue South

Saskatoon, SK Canada S7K 7G3

Attention: Corporate Secretary

Email: corporatesecretary@nutrien.com

•   the chair of the meeting, before the meeting starts or any adjourned or postponed meeting reconvenes.

The instrument in writing can be from you or your attorney, if he or she has your written authorization. If the common shares are owned by a corporation, the instrument in writing must be from its authorized officer or attorney. You can also revoke your proxy in any other way permitted by law.

VOTING INFORMATION

Questions

If you have any questions or need help voting, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by toll-free telephone in North America at 1-866-581-0507 or collect call at 1-416-867-2272 outside North America, or by email at
contactus@kingsdaleadvisors.com.

Proxies

Persons Making the Solicitation

This solicitation is made on behalf of management of the Corporation. In addition to soliciting proxies by mailing this circular, directors, officers, employees and agents of the Corporation may solicit proxies personally, by telephone or by other means of communication. All costs of soliciting, preparing and mailing the notice of meeting, this circular and the proxy enclosed with this circular will be paid by us. We are not sending proxy-related materials using notice and access. We pay for our proxy-related materials to be sent indirectly to all non-registered (beneficial) shareholders.

Voting by Proxy

The persons named in the enclosed proxy are directors and/or executive officers of the Corporation. You have the right to appoint another person or company (who need not be a shareholder) to represent you at the meeting. To do so, insert the name of that other person or company in the space provided in the proxy and strike out the other names, or complete and submit another appropriate form of proxy. Your proxy must then be deposited at the place and within the time specified in this circular for the deposit of proxies. If you appoint a proxyholder who is not a director or executive officer of the Corporation, please make them aware that they must attend the meeting for your vote to count.

If you want to vote by proxy you must ensure that your proxy is deposited so that it arrives by 4:00 p.m. (Saskatoon time) on Tuesday, May 7, 2019 or, if the meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date at which the meeting is reconvened. The time limit for the deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion, without notice, and the chair of the meeting is under no obligation to accept or reject any particular late proxy.

The Corporation may use the Broadridge QuickVote™ service to help non-registered shareholders vote their shares. Non-registered shareholders are contacted by Kingsdale Advisors to conveniently obtain voting instructions directly over the telephone. Broadridge Financial Solutions then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting shares to be represented at the meeting.

Exercise of Discretion by Proxyholder

The persons named in the enclosed proxy must vote for or against, or withhold from voting, in accordance with your instructions on the proxy. If you specify a choice with respect to any matter to be voted upon, your common shares will be voted accordingly.

The persons named in the enclosed proxy have authority to vote in accordance with their discretion on any amendments or variations of the matters of business to be acted on at the meeting or any other matters properly brought before the meeting, to the extent permitted by law, whether or not the amendment, variation or other matter is routine and whether or not the amendment, variation or other matter is contested. As at the time this circular was printed, the Corporation did not know of any such amendment, variation or other matter.

If you appoint the proxyholders named in the enclosed proxy, but do not tell them how you want to vote your common shares, your shares will be voted:

FOR electing each nominated director;

FOR re-appointing KPMG LLP, chartered accountants, as auditor of the Corporation; and

FOR the non-binding advisory vote on our approach to executive compensation.

VOTING INFORMATION

About our Shareholder Advisory and Proxy Solicitation Agent

Kingsdale Advisors has been retained by the Corporation as our strategic shareholder advisor and proxy solicitation agent in connection with the solicitation of proxies for the meeting. Kingsdale Advisors will receive a fixed fee of CAD$30,000, plus disbursements and a telephone call fee from the Corporation for its solicitation services. Kingsdale Advisors may also receive additional fees from the Corporation for their other services. The contact information for Kingsdale Advisors is set out on the last page of this circular.

Other Information

Additional Information

Financial and other information about the Corporation is available under Nutrien’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Certain information is also available on our website at www.nutrien.com.

In addition, any shareholder who would like to receive a copy of this circular and our 2018 annual report may do so free of charge by contacting our registered head office at the following address:

Nutrien Ltd.
Suite 500, 122- 1st Avenue South Saskatoon, SK Canada S7K 7G3
Attention:	Corporate Secretary
Email:	corporatesecretary@nutrien.com

Any documents referred to in this circular, and any information or documents available on SEDAR, EDGAR or any other website including our own, are not incorporated by reference into this circular unless otherwise specified.

Currency

All dollar amounts are expressed in U.S. dollars unless otherwise specified.

Date of Information

The information contained in this circular is given as of Friday, March 15, 2019 unless otherwise specified.

BUSINESS OF THE MEETING

Section Two: Business of the Meeting

Matters to be Voted On	WHERE TO FIND IT	5

You will be asked to vote on the following items of business:

1.   the election of each director;

2.   the re-appointment of the auditor;

3.   our approach to executive compensation, on a non-binding advisory basis; and

4.   such other business as may properly be brought before the meeting.

	Matters to be Voted On
	Election of Directors	5
	Financial Statements	5
	Re-Appointment of Auditor	5
	Advisory Vote on Executive Compensation	7

Election of Directors

There are 12 directors standing for election to the board for a one-year term ending at the next annual meeting. Shareholders can vote for, or withhold their vote from, each individual nominee. If a nominee does not receive a majority of votes for, our Director Majority Voting Policy applies.

The board unanimously recommends that shareholders vote FOR the election of each nominee as a director. Unless instructed otherwise, the persons named in the enclosed proxy will vote FOR the election of all of our nominees as directors.

See “Section Three: Board of Directors and Corporate Governance” for information about our nominees and the Director Majority Voting Policy.

Financial Statements

Our 2018 audited consolidated financial statements and the auditors’ reports on those financial statements will be placed before the meeting.

Copies will be available at the meeting. You may also obtain copies under Nutrien’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, or from our website at www.nutrien.com. Shareholders may also get a copy of our 2018 annual report free of charge by contacting our head office as described on page 4.

Re-Appointment of Auditor

KPMG LLP has acted as external auditor to Agrium since 1993 and were re-appointed as Nutrien’s sole external auditor at the Corporation’s 2018 annual meeting of shareholders.

The board unanimously recommends that shareholders vote FOR the re-appointment of KPMG LLP, Chartered Accountants, as our external auditor, to hold office until our next annual meeting. Unless instructed otherwise, the persons named in the enclosed proxy will vote FOR the re-appointment of KPMG LLP.

Our Pre-Approval for Audit and Non-Audit Services Policy specifies the scope of services to be performed by our external auditors so that their independence is not compromised by other services. All audit and permitted non-audit

The re-appointment of KPMG LLP as our external auditor was approved by 99 percent of votes cast at the Corporation’s 2018 annual meeting of shareholders and Deloitte LLP ceased to be an external auditor.

services provided by our external auditors are pre-approved by the Audit Committee and reviewed on a quarterly basis to determine whether these services affect our external auditors’ independence. All services performed by our auditors in 2018 complied with the Pre-Approval Policy for Audit and Non-Audit Services, and professional standards and securities regulations governing auditor independence.

BUSINESS OF THE MEETING

The following table sets out the following fees for professional services billed by KPMG LLP and by Deloitte LLP, PotashCorp’s external auditor since 1989.

Year	2018		2018		2017	2017		2017

Company	Nutrien		Nutrien		Nutrien	Agrium		PotashCorp

Auditor	KPMG LLP		Deloitte LLP		KPMG LLP / Deloitte LLP(8)	KPMG LLP		Deloitte LLP

	U.S. $		U.S. $		U.S. $	CAD $		U.S. $

Category
Audit Fees	$5,942,200	(1)	$958,200	(4)	Nil	$4,201,500	(9)	$2,013,962	(13)
Audit-Related Fees	$325,900	(2)	$488,000	(5)	Nil	$10,000	(10)	$305,734	(14)
Tax Fees	$362,400	(3)	$182,000	(6)	Nil	$440,200	(11)	$362,078	(15)
All Other Fees	Nil		$24,400	(7)	Nil	$65,000	(12)	$39,877	(16)
Total	$6,630,500		$1,652,600			$4,716,700		$2,721,651

Notes:

(1)

For professional services rendered by KPMG LLP for the audit and review of Nutrien’s 2018 annual consolidated financial statements, review of 2018 interim financial statements and other services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.

(2)

For professional services rendered by KPMG LLP for specified audit procedures regarding financial assurances issued to certain government agencies, and services which are reasonably related to the performance of the audit of Nutrien’s financial statements which are not included in Audit Fees.

(3)

For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning with respect to Canadian, U.S. and key international jurisdictions; review of tax filings; assistance with the preparation of tax filings; tax advice relating to asset dispositions; and other tax planning, compliance, and transaction services. These amounts include fees paid to KPMG LLP specifically for tax compliance and preparation services rendered in 2018 in the amount of $289,200.

(4)	For professional services rendered by Deloitte LLP for the review of Nutrien’s interim financial statements, the provision of consent letters and the provision of comfort letters.

(5)

For professional services rendered by Deloitte LLP for employee benefit plan audits, audits of individual statutory financial statements, verification letters issued for certain of Nutrien’s environmental liabilities, and specified procedure engagements.

(6)	For professional services rendered by Deloitte LLP for general tax compliance and advice.

(7)	For professional services rendered by Deloitte LLP for operational consulting and subscription-based services for human resource related literature.

(8)

KPMG LLP and Deloitte LLP provided services to the Corporation in January 2018 in connection with the joint audit of Nutrien’s consolidated financial statements for the financial year ended December 31, 2017 but neither of them billed the Corporation any fees in 2017.

(9)

For professional services rendered by KPMG LLP for the audit and review of Agrium’s 2017 annual consolidated financial statements, review of 2017 interim financial statements and other services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.

(10)

For professional services rendered by KPMG LLP for specified audit procedures regarding financial assurances issued to certain government agencies and other services which are reasonably related to the performance of the audit of Agrium’s 2017 financial statements, which are not included in Audit Fees.

(11)

For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning with respect to Canadian, U.S. and key international jurisdictions; review of tax filings; assistance with the preparation of tax filings; tax advice relating to potential asset and business acquisitions/combinations; and other tax planning, compliance, and transaction services. These amounts include fees paid to KPMG LLP specifically for tax compliance and preparation services rendered to Agrium in 2017 in the amount of $326,200.

(12)	For professional services rendered by KPMG LLP for cyber security risk assessment.

(13)

For professional services rendered by Deloitte LLP for the audit of PotashCorp’s 2017 annual consolidated financial statements, review of 2017 interim financial statements, the provision of consent letters and the provision of comfort letters.

(14)

For professional services rendered by Deloitte LLP for employee benefit plan audits, audits of individual statutory financial statements, verification letters issued for certain of the company’s environmental liabilities, and specified procedure engagements.

(15)	For professional services rendered by Deloitte LLP for general tax compliance and advice.

(16)

For professional services rendered by Deloitte LLP for operational consulting, subscription based services for human resource related literature, and subscription based service for accounting literature.

BUSINESS OF THE MEETING

Advisory Vote on Executive Compensation

The board governs executive compensation by means of carefully considered principles, programs and policies, and a rigorous compensation decision process. The board believes it is essential for shareholders to be well informed of the Corporation’s approach to executive compensation and strives to communicate our approach in a manner that is easily understood by shareholders. The board also believes in shareholder engagement and offers shareholders a non-binding advisory vote on executive compensation as part of the Corporation’s out-reach strategy.

Our approach to executive compensation was approved by 91 percent of votes cast at the Corporation’s 2018 annual meeting of shareholders.

Accordingly, the board has determined to provide shareholders with the opportunity to vote FOR or AGAINST our approach to executive compensation through the following resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept Nutrien’s approach to executive compensation as described in the Corporation’s management proxy circular for the annual meeting of shareholders of the Corporation scheduled to be held on May 9, 2019.”

As this is an advisory vote, the results will not be binding upon the board. However, the board will consider the outcome of the vote as part of its ongoing review of executive compensation and, if there is a significant proportion of votes against the “Say on Pay” resolution, the board will take steps to better understand any shareholder concerns that might have influenced the voting.

The board unanimously recommends that the shareholders vote FOR the approach to executive compensation described in this circular. Unless instructed otherwise, the persons named in the enclosed proxy will vote FOR the approach to executive compensation described in this circular.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Section Three: Board of Directors and Corporate Governance

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Key Information About Our Board

At the meeting, 12 candidates have been nominated for election to the board for a one-year term that expires at the next annual meeting.

The nominees have the right skills, perspectives, experience and expertise necessary for proper oversight and effective decision-making, and have diverse qualifications.

All of our nominees were elected at the Corporation’s 2018 annual meeting of shareholders. We believe that each nominee will be able to serve as a director.

Changes in Our Board and Leadership Structure

On January 1, 2018, when the business combination of Agrium and PotashCorp to form Nutrien was completed, we implemented a transitional board and senior leadership structure to preserve the institutional knowledge of the directors and the CEOs of the legacy companies.

Under the transitional board structure, 16 directors were elected to the board of Nutrien at the Corporation’s 2018 annual meeting of shareholders. Eight directors had served on the board of Agrium and eight directors had served on the board of PotashCorp.

At Nutrien’s senior leadership level, Chuck Magro, Agrium’s CEO, was appointed President & Chief Executive Officer of Nutrien, and Jochen Tilk, PotashCorp’s CEO, was appointed Executive Chair.

Mr. Magro and Mr. Tilk served on the board as executive directors, and were jointly accountable to the board for attaining synergies from the merger and integrating employee teams and operations.

To reinforce effective, independent leadership on the board, Derek Pannell served as Lead Director, responsible for seeing that the board functioned effectively and independently of management and the executive directors.

In June 2018, the board agreed to reduce the board size from 16 to 12 and to eliminate the Executive Chair and Lead Director board leadership structure at the 2019 annual meeting of shareholders.

However, by the third quarter of 2018, Mr. Tilk’s key business objectives were achieved on an accelerated basis and Mr. Tilk agreed to step down as Executive Chair and as a director on September 30, 2018.

On October 1, 2018, the transitional Executive Chair and Lead Director positions were eliminated and replaced with a conventional board leadership structure led by an independent Board Chair, and Mr. Pannell, our former Lead Director, assumed leadership of the board as Board Chair.

Three of our directors, Derek Pannell, Gerald Grandey and A. Anne McLellan, will be retiring from the board in connection with the 2019 annual meeting, leaving a total of 12 nominees for election to the board. Given Mr. Pannell’s departure, Mayo Schmidt is expected to become Board Chair following the meeting. For more information about Board Chair succession, see page 17.

Board and Committee Meeting Attendance

	Number of Meetings Held During 2018	Average Director Attendance
Board Meetings	8	98.4%
Corporate Governance & Nominating Committee (CG&N Committee)	9	96.3%
Audit Committee	11	97.7%
Human Resources & Compensation Committee (HR&C Committee)	5	100%
Safety, Health, Environment + Security Committee (SHE+S Committee)	5	100%

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

About Our Nominees

Age: 57 Calgary, Alberta, Canada Director Since: 2018 (PotashCorp from 2009 – 2018) Independent Key Skills and Experience • Finance • Mergers & Acquisitions • Strategy

Christopher M. Burley

Christopher Burley is a Corporate Director and the former Managing Director and Vice Chairman of Energy for Merrill Lynch Canada Inc., an investment banking firm. He serves as the Vice Chair and a director of WestJet Airlines Ltd. Mr. Burley is a graduate of the Institute of Corporate Directors’ Directors Education Program. He holds a Bachelor of Science with a Certificate of Honours Standing (Geophysics) and a Master of Business Administration from the University of Western Ontario.

	Board & Committee Membership	2018 Meeting Attendance
	Board of Directors	8 of 8
	Audit Committee	11 of 11
	CG&N Committee	9 of 9
	Past Annual Meeting Results	Percentage of Votes Cast For Nominee
	2018	98.71%
	Equity Ownership Interest as of December 31, 2018
	Common Shares	32,000
	DSUs	13,361
	Total Value of Securities Held in U.S. Dollars(1)	$2,131,967
	Director Equity Ownership Requirement (U.S.$720,000)(2)	✓
	Other Public Issuer Directorships During the Last Five Years
	WestJet Airlines Ltd., an airline company (TSX)	2015 to present
	Parallel Energy Inc., a natural resource company (TSX)(3)	2011 to 2016

Age: 60 New York, New York, United States Director Since: 2018 (Agrium from 2016 – 2018) Independent Key Skills and Experience • Finance • Mergers & Acquisitions • International Business Experience

Maura J. Clark

Maura Clark is a Corporate Director and the former President of Direct Energy Business, the commercial and industry energy business unit of Direct Energy L.P., a North American energy and energy-related services provider. Previously she was Executive Vice President of North American Strategy and Mergers and Acquisitions for Direct Energy. Ms. Clark is a designated Chartered Professional Accountant and holds a Bachelor of Arts (Economics) from Queen’s University.

	Board & Committee Membership	2018 Meeting Attendance
	Board of Directors	8 of 8
	Audit Committee (Chair)	11 of 11
	HR&C Committee	5 of 5
	Past Annual Meeting Results	Percentage of Votes Cast For Nominee
	2018	99.35%
Equity Ownership Interest as of December 31, 2018
	Common Shares	2,230
	DSUs	8,725
	Total Value of Securities Held in U.S. Dollars(1)	$514,885
	Director Equity Ownership Requirement (U.S.$720,000)(2)	✓
Other Public Issuer Directorships During the Last Five Years
	Garrett Motion Inc., an automotive parts company (NYSE)	2018 to present
	Fortis Inc., an electric and gas utility company (TSX)	2015 to present
	Elizabeth Arden Inc., a fragrance and beauty company (NASDAQ)	2005 – 2016

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Age: 68 Glenview, Illinois, United States Director Since: 2018 (PotashCorp from 2003 – 2018) Independent Key Skills and Experience • Operations • Human Resources • Strategy

John W. Estey

John Estey is the Executive Chairman of S&C Electric Company, a global provider of equipment and services for electric power systems. He serves as a director of the American Writers Museum, and as a member of the Board of Trustees of the Alder Planetarium & Astronomy Museum. He holds a Bachelor of Science (Engineering) from Queen’s University and a Master of Business Administration from the University of Chicago.

	Board & Committee Membership	2018 Meeting Attendance
	Board of Directors	8 of 8
	HR&C Committee	5 of 5
	SHE+S Committee (Chair)	5 of 5
	Past Annual Meeting Results	Percentage of Votes Cast For Nominee
	2018	98.76%
	Equity Ownership Interest as of December 31, 2018
	Common Shares	18,380
	DSUs	50,449
	Total Value of Securities Held in U.S. Dollars(1)	$3,234,963
	Director Equity Ownership Requirement (U.S.$720,000)(2)	✓
	Other Public Issuer Directorships During the Last Five Years
	None

Age: 66

Marco Island, Florida, United States

Director Since: 2018

(Agrium from 2013 – 2018)

Independent

Key Skills and Experience

• Innovation/Technology &
Security (including Cyber Security)

• Retail Business Experience

• Agri-Business Experience

David C. Everitt

David Everitt is a Corporate Director and former interim chief executive officer of Harsco Corporation, a global industrial company. Previously he was President, Agriculture and Turf Division – North America, Asia, Australia, and Sub-Saharan and South Africa, and Global Tractor and Turf Products of Deere & Company, a farm equipment manufacturer. He serves as a director of the National Business Aviation Association and the Kansas State University Foundation. Mr. Everitt holds a Bachelor of Science (Engineering) from Kansas State University.

Board & Committee Membership	2018 Meeting Attendance
Board of Directors	7 of 8
Audit Committee	11 of 11
HR&C Committee	5 of 5
Past Annual Meeting Results	Percentage of Votes Cast For Nominee
2018	96.87%
Equity Ownership Interest as of December 31, 2018
Common Shares	6,402
DSUs	19,920
Total Value of Securities Held in U.S. Dollars(1)	$1,237,134
Director Equity Ownership Requirement (U.S.$720,000)(2)	✓
Other Public Issuer Directorships During the Last Five Years
Harsco Corporation, an industrial company (NYSE)	2010 to present
Brunswick Corporation, a manufacturing company (NYSE)	2012 to present
Allison Transmission Holdings, Inc, a manufacturing company (NYSE)	2014 to present

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Age: 56 Calgary, Alberta, Canada Director Since: 2018 (Agrium from 2006 – 2018) Independent Key Skills and Experience • Mining, Energy & Exploration • Distribution • Public Policy & External Relations

Russell K. Girling

Russ Girling is the President and Chief Executive Officer of TransCanada PipeLines Limited and TransCanada Corporation, a North American energy infrastructure company. He is a member of the U.S. National Petroleum Council, the U.S. Business Roundtable and serves as a director of the American Petroleum Institute and the Business Council of Canada. Mr. Girling is a graduate of the Institute of Corporate Directors’ Directors Education Program and holds a Bachelor of Commerce and a Master of Business Administration (Finance) from the University of Calgary.

	Board & Committee Membership	2018 Meeting Attendance
	Board of Directors	8 of 8
	Audit Committee	11 of 11
	CG&N Committee	8 of 9
	Past Annual Meeting Results	Percentage of Votes Cast For Nominee
	2018	99.22%
	Equity Ownership Interest as of December 31, 2018
	Common Shares	13,780
	DSUs	92,934
	Total Value of Securities Held in U.S. Dollars(1)	$5,015,558
	Director Equity Ownership Requirement (U.S.$720,000)(2)	✓
	Other Public Issuer Directorships During the Last Five Years
	TransCanada Corporation, a diversified energy and pipeline company (TSX, NYSE)	2010 to present

Age: 52 Toronto, Ontario, Canada Director Since: 2018 (Agrium from 2016 – 2018) Independent Key Skills and Experience • Finance • Mergers & Acquisitions • International Business Experience

Miranda C. Hubbs

Miranda Hubbs is a Corporate Director and the former Executive Vice President and Managing Director of McLean Budden Limited, one of Canada’s largest institutional asset managers. She serves as a director of Imperial Oil Limited, the Canadian Red Cross and PSP Investments. Ms. Hubbs is a National Association of Corporate Directors Governance Fellow. She is a designated Chartered Financial Analyst and holds a Bachelor of Science (Biology) from the University of Western Ontario and a Master of Business Administration from the Schulich School of Business.

	Board & Committee Membership	2018 Meeting Attendance
	Board of Directors	8 of 8
	CG&N Committee	9 of 9
	SHE+S Committee	5 of 5
	Past Annual Meeting Results	Percentage of Votes Cast For Nominee
	2018	99.37%
	Equity Ownership Interest as of December 31, 2018
	Common Shares	5,000
	DSUs	16,983
	Total Value of Securities Held in U.S. Dollars(1)	$1,033,201
	Director Equity Ownership Requirement (U.S.$720,000)(2)	✓
	Other Public Issuer Directorships During the Last Five Years
	Imperial Oil Limited, a petroleum company (TSX)	2018 to present
	Spectra Energy, a natural gas company (NYSE)	2015 – 2017

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Age: 63

Vancouver, British Columbia, Canada

Director Since: 2018

(PotashCorp from 2003 – 2018)

Independent

Key Skills and Experience

• Finance

• Human Resources

• Innovation/Technology & Security (including Cyber Security)

Alice D. Laberge

Alice Laberge is a Corporate Director and the former President and Chief Executive Officer of Fincentric Corporation, a global provider of software solutions to financial institutions. Previously she was Senior Vice President and Chief Financial Officer of MacMillan Bloedel Ltd. She serves as a director of the Canadian Public Accountability Board. Ms. Laberge is a Fellow of the Institute of Corporate Directors, and holds a Bachelor of Science (Speech Pathology & Audiology) from the University of Alberta and a Master of Business Administration from the University of British Columbia.

Board & Committee Membership	2018 Meeting Attendance
Board of Directors	8 of 8
Audit Committee	10 of 11
CG&N Committee	8 of 9
Past Annual Meeting Results	Percentage of Votes Cast For Nominee
2018	98.79%
Equity Ownership Interest as of December 31, 2018
Common Shares	6,800
DSUs	37,577
Total Value of Securities Held in U.S. Dollars(1)	$2,085,719
Director Equity Ownership Requirement (U.S.$720,000)(2)	✓
Other Public Issuer Directorships During the Last Five Years
Royal Bank of Canada, a financial services provider (TSX, NYSE)	2005 to present
Russel Metals Inc., a metal distribution company (TSX)	2007 to present

Age: 58

Destin, Florida, United States

Director Since: 2018

(PotashCorp from 2014 – 2018)

Independent

Key Skills and Experience

• Agri-Business Experience

• International Business Experience

• Retail Business Experience

Consuelo E. Madere

Consuelo Madere is the President and Founder of Proven Leader Advisory, LLC, a management consulting and executive coaching firm. Previously she was Vice President, Global Vegetables and Asia Commercial of Monsanto Company, a global provider of agricultural products. Ms. Madere is a member of the Latin Corporate Directors Association and the Hispanic Association on Corporate Responsibility. Ms. Madere is a National Association of Corporate Directors Board Leadership Fellow, and holds a NACD/Carnegie-Melon certification in Cyber-Security. She holds a Bachelor of Science (Chemical Engineering) from Louisiana State University and a Master of Business Administration from the University of Iowa.

Board & Committee Membership	2018 Meeting Attendance
Board of Directors	8 of 8
CG&N Committee	9 of 9
SHE+S Committee	5 of 5
Past Annual Meeting Results	Percentage of Votes Cast For Nominee
2018	99.36%
Equity Ownership Interest as of December 31, 2018
Common Shares	6.600
DSUs	7,245
Total Value of Securities Held in U.S. Dollars(1)	$650,715
Director Equity Ownership Requirement (U.S.$720,000)(2)	✓
Other Public Issuer Directorships During the Last Five Years
Lindsay Corporation, an agriculture irrigation and transportation infrastructure company (NYSE)	2018 to present
S&W Seed Company, an agriculture seed company (NASDAQ)	2018 to present

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Age: 49 DeWinton, Alberta, Canada Director Since: 2018 (Agrium from 2013 – 2018) Non-Independent Key Skills and Experience • Mergers & Acquisitions • Strategy • Operations

Chuck Magro

Chuck Magro is the President & Chief Executive Officer of Nutrien. Previously he was the President & Chief Executive Officer of Agrium, one of the legacy companies of Nutrien. He serves as a director of Canpotex Limited (a potash export company 50% owned by Nutrien), the International Fertilizer Association and the International Plant Nutrition Institute, and serves as Chair of The Fertilizer Institute and Nutrients for Life Foundation. Mr. Magro holds a Bachelor of Science (Chemical Engineering) from the University of Waterloo and a Master of Business Administration from the University of Windsor.

	Board & Committee Membership	2018 Meeting Attendance
	Board of Directors	8 of 8
	Past Annual Meeting Results	Percentage of Votes Cast For Nominee
	2018	99.30%
Equity Ownership Interest as of December 31, 2018
For details regarding Mr. Magro’s equity ownership, see page 47.
Other Public Issuer Directorships During the Last Five Years
None

Age: 56 Saskatoon, Saskatchewan, Canada Director Since: 2018 (PotashCorp from 2007 – 2018) Independent Key Skills and Experience • Finance • Public Policy & External Relations • Human Resources

Keith G. Martell

Keith Martell is the Chief Executive Officer and director of First Nations Bank of Canada, a Canadian chartered bank providing financial services with focus on the First Nations marketplace. He serves as a director of River Cree Enterprises Ltd. and as a trustee of the National Indian Brotherhood Trust and the Primrose Lake Trust. He previously served as a director of the Canadian Chamber of Commerce, Public Sector Pension Investment Board of Canada and The North West Company Inc. Mr. Martell is a designated Chartered Professional Accountant and holds a Bachelor of Commerce from the University of Saskatchewan.

	Board & Committee Membership	2018 Meeting Attendance
	Board of Directors	8 of 8
	Audit Committee	11 of 11
	HR&C Committee (Chair)	5 of 5
	Past Annual Meeting Results	Percentage of Votes Cast For Nominee
	2018	98.60%
	Equity Ownership Interest as of December 31, 2018
	Common Shares	3,800
	DSUs	21,944
	Total Value of Securities Held in U.S. Dollars(1)	$1,209,968
	Director Equity Ownership Requirement (U.S.$720,000)(2)	✓
	Other Public Issuer Directorships During the Last Five Years
	None

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Age: 53 Toronto, Ontario, Canada Director Since: 2018 (PotashCorp from 2015 – 2018) Independent Key Skills and Experience • Mining, Energy & Exploration • Finance • International Business Experience

Aaron W. Regent

Aaron Regent is the Founding Partner of Magris Resources Inc., a private equity firm specializing in the mining sector, and Chairman and Chief Executive Officer of Niobec Inc., a niobium mining company. Previously he was President and Chief Executive Officer of Barrick Gold Corporation, Senior Managing Partner of Brookfield Asset Management, Co-Chief Executive Officer of the Brookfield Infrastructure Group and President and Chief Executive Officer of Falconbridge Limited. Mr. Regent is a designated fellow of the Chartered Professional Accountants (Ontario) and holds a Bachelor of Arts (History) from the University of Western Ontario.

	Board & Committee Membership	2018 Meeting Attendance
	Board of Directors	8 of 8
	Audit Committee	11 of 11
	HR&C Committee	5 of 5
	Past Annual Meeting Results	Percentage of Votes Cast For Nominee
	2018	99.14%
	Equity Ownership Interest as of December 31, 2018
	Common Shares	23,420
	DSUs	16,801
	Total Value of Securities Held in U.S. Dollars(1)	$1,890,387
	Director Equity Ownership Requirement (U.S.$720,000)(2)	✓
	Other Public Issuer Directorships During the Last Five Years
	The Bank of Nova Scotia, a financial services provider (TSX, NYSE)	2013 to present

Age: 61 Toronto, Ontario, Canada Director Since: 2018 (Agrium from 2013 – 2018) Independent Key Skills and Experience • Agri-Business Experience • Retail Business Experience • Distribution

Mayo M. Schmidt

Mayo Schmidt is a Corporate Director and former director, President and Chief Executive Officer of Hydro One Limited, an electricity transmission and distribution company. Previously he served as director, President and Chief Executive Officer of Viterra Inc., a global agri-business company.(4) He serves as a member of Washburn University’s Board of Trustees and the Lincoln Society. Mr. Schmidt holds a Bachelor of Business Administration and an Honorary Doctorate of Commerce from Washburn University.

	Board & Committee Membership	2018 Meeting Attendance
	Board of Directors	8 of 8
	CG&N Committee (Chair)	9 of 9
	SHE+S Committee	5 of 5
	Past Annual Meeting Results	Percentage of Votes Cast For Nominee
	2018	99.14%
	Equity Ownership Interest as of December 31, 2018
	Common Shares	3,548
	DSUs	23,573
	Total Value of Securities Held in U.S. Dollars(1)	$1,274,687
	Director Equity Ownership Requirement (U.S.$720,000)(2)	✓
	Other Public Issuer Directorships During the Last Five Years

Hydro One Limited, an electricity transmission and distribution company (TSX)	2015 to 2018

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Notes:

(1)	As of Nutrien’s closing share price on the NYSE on December 31, 2018 of U.S.$47.00.

(2)

See page 28 for more information on our director equity ownership requirements. Directors have five years to comply with equity ownership requirements. Nutrien considers the requirement met if the target is achieved on a prorated basis. Amounts reported include DSUs credited as dividend equivalents.

(3)

Mr. Burley was a director of Parallel Energy Inc., administrator of Parallel Energy Trust (Parallel Energy). On or about November 9, 2015, Parallel Energy and its affiliates filed applications for protection under the Companies’ Creditors Arrangement Act (Canada) and voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code. Mr. Burley resigned from the board of directors of Parallel Energy Inc. on March 1, 2016. The Canadian entities of Parallel Energy each filed an assignment in bankruptcy under the Bankruptcy and Insolvency Act on March 3, 2016. In 2015, securities regulators for the Provinces of Alberta, British Columbia, Manitoba, Ontario, Quebec, Saskatchewan and New Brunswick issued cease trade orders in relation to the securities of Parallel Energy for the failure by Parallel Energy to timely file financial statements as well as related continuous disclosure documents. Such cease trade orders continue to be in effect. The TSX delisted the trust units and debentures of Parallel Energy at the close of business on December 11, 2015.

(4)

In May 2004, Saskatchewan Wheat Pool Inc. (SWP), the predecessor of Viterra, disposed of its hog operations, which had been carried on through certain of its subsidiaries, through a court-supervised process under the Companies’ Creditors Arrangement Act (Canada). On April 12, 2005, the Saskatchewan Financial Services Commission issued a cease trade order against four of these subsidiaries of SWP for failing to file the required annual continuous disclosure documents. The cease trade order was revoked on October 18, 2010 pursuant to Viterra’s application to effect a reorganization of the entities in question. Mr.  Schmidt served as an officer and/or director of these entities.

Our Corporate Governance

We are committed to setting the “tone from the top” to create a culture of integrity throughout the organization by engraining good corporate governance systems and principles in our business operations and culture. We believe that this plays an important role in our long term success. See Nutrien’s website at www.nutrien.com for more information about our governance policies, including our Corporate Governance Framework, Code of Ethics and Board Chair position description.

Some highlights of our corporate governance practices are as follows:

Corporate Governance

✓  11 of 12 director nominees are independent

✓  Strong risk oversight

✓  Board Diversity Policy

✓  All committees independent

✓  Board, committee and director evaluations annually

✓  Board orientation and education program

✓  Code of Ethics

✓  Supplier Code of Conduct

✓  In camera sessions at every board and committee meeting

✓  Audit Committee whistleblower procedures

✓  Written CEO, Board Chair and Committee Chair Position Descriptions

Shareholder Rights

✓  Annual election of directors

✓  Individual director elections

✓  Directors Majority Voting Policy

✓  Active shareholder engagement

✓  Advisory vote on “Say on Pay”

✓  Advance Notice By-Law

Compensation Governance

✓  Independent advice

✓  Recoupment Policy

✓  Prohibition on hedging

✓  Director equity ownership requirement of 3x the board annual retainer

✓  Double-trigger change in control provisions

✓  Executive equity ownership requirements:

•  5x base salary (President & CEO)

•  2-3x base salary (Executive Vice Presidents)

Board Independence

Each director’s independence is assessed annually against the independence standards set out in the NYSE Listing Standards, the rules of the Canadian Securities Administrators relating to governance practices and audit committees, including National Policy 58-201 – Corporate Governance Guidelines, National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Instrument 52-110 – Audit Committees (NI 52-110), and our Corporate Governance Framework. For these purposes, “independent” means the director does not have a material relationship (direct or indirect) which could, in the view of the board, be reasonably expected to interfere with the exercise of the director’s independent judgment. The board has determined that all of the proposed nominees, with the exception of Chuck Magro, are “independent” for purposes of the independence standards described above. Mr. Magro is not independent because he is our President & CEO.

Director Majority Voting Policy

A nominee who does not receive a majority of the votes cast at the meeting must immediately tender his or her resignation to the Board Chair, to be effective upon acceptance by the board. The CG&N Committee then recommends to the board whether to accept or reject the resignation. Unless there are exceptional circumstances, the board will accept the resignation. The board will make its decision within 90 days following the meeting and will announce its decision in a press release.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

The Director Majority Voting Policy does not apply to contested director elections. A “contested meeting” is a meeting at which the number of directors nominated for election is greater than the number of seats available on the board.

Board Tenure

Under the board’s retirement policy, a director’s retirement age is normally 72 years.

We do not limit the time that a director can serve on the board. While director term limits can assist with board refreshment, there may be circumstances where the board does not want to lose the deeper knowledge of the business and the experience of a longer-serving director.

Board performance evaluations, the board’s retirement policy and our director succession planning program that includes updated assessments of our board competencies and skills matrix are all mechanisms used by the board to achieve board refreshment.

Board Interlocks and Overboarding

Under the terms of the Corporate Governance Framework, a board interlock arises when two of the Corporation’s directors also serve together on the board of another public company. As of the date of this circular, there are no board interlocks among board members. The Corporate Governance Framework describes Nutrien’s policy on overboarding.

Board Succession Planning

The CG&N Committee has primary responsibility for board succession planning and for developing a list of nominees for election as directors at each annual meeting. The CG&N Committee Chair regularly reports to the board on the board succession planning process.

The board updates its skills matrix annually, with a view in particular to take into account the Corporation’s strategic plan and the needs of the board. The committee then reviews overall board composition to assess whether the board has the right mix of skills, perspectives, experience and expertise necessary for proper oversight and effective decision making, benchmarked against the skills matrix and the board’s diversity objectives.

The committee also considers expected turnover and board refreshment. Working with the Board Chair, the committee considers the expected term of office of each director and how close they are to retirement age in order to plan for potential departures.

The committee also reviews the annual board assessment results to determine whether changes are needed, and reviews each candidates’ independence in light of legal and regulatory requirements.

The Board Chair, CEO, committee chairs and other directors interview any suitable candidates and the Corporation conducts background checks.

The board regularly evaluates our committee membership, but has not instituted a strict rotation schedule as there may be reasons to keep a certain director on a committee for a longer period. Any changes are made by the board taking into account the recommendations of the Board Chair and the CG&N Committee.

Executive Succession Planning

The HR&C Committee has primary responsibility for overseeing management’s planning process for executive development and succession. The HR&C Committee Chair regularly reports to the board on executive succession planning.

Board Chair Succession

With Derek Pannell’s planned retirement at the meeting, the CG&N Committee formed a subcommittee of five independent directors, chaired by Russ Girling, to execute the Board Chair succession plan. The committee constructed a profile of the leadership qualities and other personal characteristics of a future Board Chair, taking into account Nutrien’s strategic plan and the needs of the Corporation including the board. The subcommittee considered the possibility of an external candidate but determined that there were sufficient candidates with the right qualifications and experience within the pool of incumbent directors.

After careful consideration, the board, based on, among other things, the recommendation of the CG&N subcommittee, identified Mayo Schmidt as the individual to lead the board following the 2019 annual meeting if elected as a director by shareholders. Mr. Schmidt has enjoyed a distinguished 32-year career with significant leadership roles in the agri-business industry, including in Saskatchewan and globally, and has demonstrated a commitment to Nutrien’s core values in those roles and during his six years as a director of Nutrien and its predecessors.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

At least annually, the HR&C Committee reviews succession planning, the management structure and executive development. It also reviews succession planning and leadership development below the senior executive level, which grows the pipeline of high performing executives to facilitate senior leadership renewal and orderly senior leadership transitions. The Corporation also uses succession planning as a tool to progress diversity and inclusion on the management team, including with respect to gender and ethnic diversity.

Each year, the Chief Human Resources and Administrative Officer presents a succession plan report to the HR&C Committee, covering a number of critical positions and the Corporation’s bench strength against each. Where a talent gap or risk is observed, the Corporation considers potential lateral movements within the organization and tests the market to research external talent options. On a monthly basis, the Executive Leadership Team reviews the Corporation’s talent pool and pipeline for critical roles, and monitors development of candidates, to diversify exposure, leadership training, mentoring and business and functional skills.

In addition, the CEO identifies internal high potential successors for senior management positions throughout the Corporation to the HR&C Committee and the Corporation’s human resources group.

The HR&C Committee Chair actively participates in ongoing discussions with the Corporation’s human resources group relating to succession planning over the year. High potential candidates identified in the succession plans are encouraged to have direct interactions with the board so that it can get to know the candidates and appreciate their skills and expertise first hand, including through presentations by these individuals at regular meetings, annual training sessions and at social events.

CEO Succession Planning

Our CEO succession plan has two phases. The first phase, which is ongoing, is to lay a strong foundation for CEO succession. A CEO profile, which is aligned with the Corporation’s direction, strategy and culture as well as its projected needs over the next five to ten years, is developed and approved by the HR&C Committee. High potential internal candidates are identified and assessed, and leadership development plans are established. As a key part of establishing CEO readiness, internal candidates are given opportunities to manage complex challenges so that the board can evaluate their performance.

The second phase is triggered closer to the planned exit of the CEO. At least one year before transition, the board approves the actual succession plan process. The pool of internal candidates is narrowed, informed by the board’s and CEO’s assessment of performance, and an external search firm is retained to bring forward quality and diverse candidates. The in-depth assessment process involves interviews, psychometric tests and interviews with the HR&C Committee, the board and senior management. The board makes the final selection, taking into account the recommendation of the HR&C Committee, and the transition plan to the new CEO is executed.

Board Diversity

We recognize that a board comprised of qualified directors from varied backgrounds and who reflect the evolving demographic of the markets in which the Corporation operates enhances decision-making by the board.

The Board Diversity Policy provides that, although the selection of candidates for nomination to the board will be based on merit, the CG&N Committee will seek to fill board vacancies taking into account the appropriate level of diversity, including gender diversity, on the board. The Board Diversity Policy includes a target that women comprise not less than 30 percent of the Corporation’s directors. The policy further provides that should the percentage of female directors on the board fall below 30 percent at any time, the CG&N Committee will work to re-achieve such target.

The implementation of the Board Diversity Policy is the responsibility of the CG&N Committee. The CG&N Committee considers the level of representation of women on the board by overseeing the director identification and nominating process. In order to effectively implement the policy, the CG&N Committee requires that sufficient numbers of women and other diverse candidates are included in the slate of candidates for consideration by the board. The CG&N Committee is also responsible for annually assessing the Board Diversity Policy’s effectiveness in promoting a diverse board. To measure the effectiveness of this policy, the CG&N Committee annually considers the progress made in achieving the diversity objectives set forth in the policy.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

The diversity of our nominees is illustrated in the charts below:

As of the date of this circular, five female directors serve on Nutrien’s board. As there are currently a total of 15 directors serving on the board, women account for one-third of our directors. Further, as four of our 12 nominees are women, women will continue to account for one-third of our directors if all of our nominees are elected. Accordingly, the number of female directors at the date of this circular and the number of female director nominees both meet the target included in the Board Diversity Policy.

Diversity is commonly defined as a variety of experiences and perspectives that arise from differences in ethnicity, culture, religion, heritage, age, gender and other characteristics. Diversity in the workplace creates value by:

•	aligning Nutrien’s business perspectives with an increasingly diverse customer base;

•	building capability to operate in international markets;

•	introducing new perspectives to the way we manage the business;

•	enabling Nutrien to recruit from a larger pool of talent; and

•	empowering all board members and employees, regardless of background, to optimize his or her contribution.

The legacy companies have pursued diversity in the workplace for a number of years among both board members and employees.

Executive Diversity

We are committed to placing qualified female talent in senior leadership positions (which includes executive officers, Vice Presidents and roles reporting to Vice Presidents), with a goal of increasing our overall female numbers in Nutrien’s leadership. While we have not established a target for female executives due to the overarching importance of promotion by merit, Nutrien takes into account the existing number of women in senior leadership positions in making senior leadership appointments. As of December 31, 2018, the number of women that were in senior leadership roles was 17 percent (58 of 333) of the total number of senior leaders within the Corporation, representing a 3 percent increase over that reported in our circular for the 2018 annual meeting. Additionally, 23 percent (11 of 47) of the Corporation’s Vice Presidents are female, with a goal to increase this number over the next two years.

To increase our gender representation, Nutrien:

•	identifies and interviews a diverse slate of candidates, including women, during the recruiting process;

•	provides high potential candidates, including female candidates, with diverse responsibilities to enhance their capabilities and their opportunities for more senior positions;

•

offers high potential women below the senior level specialized learning/development opportunities through tailored programming which includes a combination of mentorship, action learning opportunities, conference involvement, coaching and training; and

•	promotes an inclusive and supportive work environment.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Our Board

Our Board Charter provides that the board is responsible for the stewardship of the Corporation and the oversight of management and the activities of the Corporation. The board’s principal duties include appointment and oversight of the CEO, oversight and approval of the Corporation’s business strategy and strategic planning process and oversight and approval as appropriate of the Corporation’s policies, procedures and systems for implementing strategy and managing risk.

The board exercises its duties directly and through its committees. The board has four standing committees: the CG&N Committee, the Audit Committee, the HR&C Committee and the SHE+S Committee. Our board and committee charters are available on our website at www.nutrien.com.

The independent directors and each committee (composed of independent directors) meet separately at their meetings without any members of management present. The independent directors met in camera six times in 2018.

Board Competencies

In evaluating nominees for membership on the board, our CG&N Committee expects every director of the Corporation to possess the following core qualities and competencies: integrity, ethical behaviour and independent-mindedness, as well as leadership competencies related to corporate governance, leading growth, risk management and corporate social responsibility. Nutrien also looks for the following skills and experience specific to the Corporation’s strategy and business operations to be represented on the board:

Skills/Experience	Definition
Former/Current CEO or CFO	Experience as a CEO or CFO or similar position for a large organization
Agri-Business Experience	Agricultural experience related to markets, regulatory and business environments
Distribution	Logistics, transportation and distribution experience
Finance	Experience as a professional accountant, corporate controller, investment banker or financial professional with respect to a financial or treasury function with an understanding of and responsibility for financial transactions and corporate finance
Human Resources	Experience in leadership continuity, succession planning, compensation programs and management of compensation-related risks
Innovation/Technology & Security (including Cyber Security)	Experience with technology tools and platforms to enhance business operations, products, services, solutions and security
International Business Experience	Experience within an organization with global operations outside of North America
Mergers & Acquisitions	Experience with mergers, acquisitions, integrations or other business combinations
Mining, Energy & Exploration	Experience in or with the mining, energy or exploration industry
Operations	Operations experience, including operational optimization, safety, health, environmental and security of operations
Public Policy & External Relations	Broad regulatory, political and public policy experience including government relations, sustainability and diversity
Retail Business Experience	Experience working with a retailer or distributor of products, services or solutions
Strategy	Experience with and responsibilities for the development and implementation of business growth and optimization strategies

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Board Skills Matrix

The board maintains a skills matrix to assess board composition to ensure the board has the necessary mix of skills and competencies to effectively carry out its mandate and align with the Corporation’s strategy. The following tables sets forth the skills and experience that are important to Nutrien and the competencies of our nominees relative to those criteria:

	Christopher Burley	Maura Clark	John Estey	David Everitt	Russell Girling	Miranda Hubbs	Alice Laberge	Consuelo Madere	Chuck Magro	Keith Martell	Aaron Regent	Mayo Schmidt
Former/Current Chief Executive or Chief Financial Officer	✓	✓	✓		✓		✓		✓	✓	✓	✓
Agri-Business Experience				✓				✓	✓			✓
Distribution			✓	✓	✓			✓	✓		✓	✓
Finance	✓	✓			✓	✓	✓			✓	✓
Human Resources	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Innovation/Technology & Security (including Cyber Security)			✓	✓		✓	✓	✓	✓			✓
International Business Experience	✓	✓	✓	✓	✓	✓		✓	✓		✓	✓
Mergers & Acquisitions	✓	✓		✓	✓	✓	✓		✓		✓	✓
Mining, Energy & Exploration	✓	✓			✓	✓			✓		✓	✓
Operations			✓	✓	✓			✓	✓		✓	✓
Public Policy & External Relations					✓				✓	✓	✓	✓
Retail Business Experience		✓		✓				✓	✓			✓
Strategy	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

✓	– Key skills and experience

Board Performance Evaluations

The CG&N Committee is responsible for developing and implementing the board performance evaluation program, under the Board Chair’s oversight.

Nutrien’s first board performance evaluation was completed towards the end of 2018. The board evaluation process was executed by Derek Pannell, our independent Board Chair, who was well-positioned to perform this role given his long service as a director of Nutrien (and before that Agrium) and rich experience as a director and senior executive at other public companies. Mr. Pannell, supported by the Corporate Secretary, reviewed each director’s attendance and participation in board and board committee meetings, and considered their contribution to the board’s collective performance. Mr. Pannell then conducted one-on-one interviews with each director and with members of the executive leadership team, and reported the results of the interviews to the CG&N Committee. This process informed the committee’s development of actionable recommendations for ongoing enhancement of the board’s effectiveness, and the results were used to inform the director nomination process.

Going forward, the committee anticipates that it will carry out a more structured annual board performance evaluation program, under the Board Chair’s oversight, with the objective of improving board performance and providing the Board Chair and the committee with information concerning possible changes to board composition in light of our strategic plan and individual performance. Our annual board evaluation process will include formal questionnaires to be completed by each director, covering overall board and committee performance, a self-evaluation and an evaluation of the Board Chair and each Committee Chair. Personal interviews will also take place, and we plan to engage the services of an external facilitator.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Based on the practices of our legacy companies, we anticipate that the 2019 board evaluation process will include the components summarized in the following table:

Review of	By	Action
Whole Board	All Directors	• Board members complete a questionnaire which seeks subjective opinions and quantitative ratings of board performance. • Each board member participates in interviews to supplement the questionnaire.
Whole Board	Management	• Relevant members of senior management provide input.
Board Chair	All Directors	• Board members, including the CEO, provide feedback on the Board Chair’s performance.
Board Committees	Committee Members and Senior Management

•   Members of each committee complete a questionnaire to evaluate their respective committee.

•   Each committee member participates in interviews to supplement the questionnaire.

•   Relevant members of senior management provide input.

Committee Chairs	Committee Members and Board Chair	• Members of each committee complete a questionnaire assessing their Committee’s Chair’s performance.
Individual Directors	All Directors (self-evaluation)

•   Board members complete a questionnaire which seeks subjective opinions and quantitative ratings of their own performance.

•   Each board member participates in interviews to supplement the questionnaire.

Board Orientation and Continuing Education

It is imperative that directors understand our business, including the size, complexity and risk profile of the Corporation, and stay current with corporate governance, regulatory, industry and other key issues to be effective members of our board. The CG&N Committee is responsible for the orientation and continuing education of directors.

Our orientation program helps new directors increase their understanding of their responsibilities and the Corporation’s operations as quickly as possible, so that they can be fully engaged and contribute meaningfully to the board and its committees. The orientation program is tailored to the skills, experience, education, knowledge and needs of each new director and consists of a combination of written materials, one-on-one meetings with senior management, site visits and other briefings and training as appropriate. Current directors may also participate in the orientation program to augment their knowledge or to re-familiarize themselves with the Corporation’s facilities through the site visits. As part of the orientation program, the Code of Ethics is reviewed and affirmed.

Our continuing education program provides regular and ongoing education to our director nominees, advancing their knowledge of our business, industry, regulatory environment, as well as other topical areas of interest, to enhance their effectiveness as directors and stewards of the Corporation. The CG&N Committee, with support from our Corporate Secretary, regularly solicits input from directors and members of management with respect to key education priorities for the board.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

During 2018, board and committee members attended the following board orientation or education meetings.

Date	Event/Topic	Presented/Hosted By	Attended by

January 9 to 11	National Association of Corporation Directors – Consumer Electronic Show Experience	National Association of Corporate Directors (NACD) Consumer Technology Association	Christopher M. Burley Miranda C. Hubbs

January 18	Intelligent Automation and Governing for the Long-Term	Canadian Directors Network	Alice D. Laberge

February 9	CEO Oversight	Institute of Corporate Directors (ICD)	Alice D. Laberge

April 9	Effective Board Oversight in the Era of #MeToo	ICD	A. Anne McLellan

April 17	Board Oversight of Responsible Investing	ICD	Alice D. Laberge

May 3	Disclosure Effectiveness & Shareholder Engagement in a Digital Era	NACD	A. Anne McLellan

May 15	Artificial Intelligence and Cybersecurity	Canadian Directors Network	Alice D. Laberge

May 30 to 31	Annual Conference – Boldness in the Boardroom	ICD	Christopher M. Burley Alice D. Laberge

May	Compensation Committee Series Webinar	NACD	Consuelo E. Madere

June 7	Corporate Governance 2018 – Understanding the Changing Agenda	Jim Cramer The Deal	Maura J. Clark

June 18 to 20	Deep Dive into Nutrien Ag Solutions – Strategy and Execution	Nutrien	John W. Estey Alice D. Laberge

August 8	The “Seven Deadly Sins” of Executive Pay Data	NACD	Miranda C. Hubbs

August	Compensation Committee Series Webinar	NACD	Consuelo E. Madere

September 21 to 24	Global Board Leaders Summit	NACD	Consuelo E. Madere

October 17	Cybersecurity in Canada and the Rest of the World	Ernst and Young	Gerald W. Grandey

November 12	Global Investor Conference	The Carlyle Group	Miranda C. Hubbs

November 13	Successful Dynamics on International Boards	ICD	Gerald W. Grandey

December 4	Not-for-Profit Governance	ICD	Alice D. Laberge

December 6 to 7	Master Class – Various Governance Topics	NACD	Consuelo E. Madere

December 12	Corporate Governance Guidelines Update	Office of the Superintendent for Financial Institutions	Aaron W. Regent

December	PwC Corporate Directors Exchange	PricewaterhouseCoopers	Maura J. Clark

Various	CERT Certificate in Cybersecurity Oversight	NACD Carnegie-Mellon University	John W. Estey Miranda C. Hubbs Consuelo E. Madere

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Committees of the Board

The board has four standing committees:

•	the Corporate Governance & Nominating Committee (CG&N Committee);

•	the Audit Committee;

•	the Human Resources & Compensation Committee (HR&C Committee); and

•	the Safety, Health, Environment + Security Committee (SHE+S Committee).

Each committee member qualifies as an “independent” director under our director independence standards described on page 16.

Report of the CG&N Committee

Corporate Governance & Nominating Committee
Mayo M. Schmidt, Chair Christopher M. Burley Russell K. Girling Miranda C. Hubbs Alice D. Laberge Consuelo E. Madere

The board has determined that each member of the CG&N Committee is independent within the meaning of NI 52-110. All of the members also meet additional independence standards for audit committees under applicable U.S. and Canadian laws and stock exchange rules.

Our CG&N Committee Charter is available on our website at www.nutrien.com.

The CG&N Committee has responsibility for the oversight of the Corporation’s governance and board committees, board succession planning and director recruitment, director orientation and continuing education, board and committee evaluations and director compensation. The committee met nine times in 2018.

Key Responsibilities	Key Activities

Corporate Governance Framework and related policies

• Conducted annual review of the Corporate Governance Framework and related policies and recommended changes for approval.

• Advised the board on committee charters, structure, functions and qualifications for membership.

Board succession planning and director recruitment processes

• Updated the board skills matrix, with a view in particular to take into account the Corporation’s strategic plan and the needs of the board, and discussed possible candidates for upcoming vacancies.

• Led the implementation of a new board succession planning process, Board Chair succession planning process and director recruiting procedure.

• Completed the selection process for Board Chair, as described on page 17.

• Recommended committee membership and Chair appointments to independent directors.

Director orientation and education program

• Updated the policies and processes relating to director orientation and continuing education; developed the agenda for the director education program.

• Oversaw the 2018 board evaluation process and designed the 2019 board evaluation process as described starting on page 21.

Board Diversity Policy	• Reviewed the implementation, efficacy and compliance with the Board Diversity Policy. • Monitored compliance with applicable law relating to diversity disclosure.

Director compensation

• With the assistance of Willis Towers Watson, recommended to the board for approval the individual directors’ compensation.

• Monitored compliance with individual directors’ equity ownership requirements.

Governance compliance

• Monitored corporate governance trends and developments, assessing current corporate governance practices against emerging best practices and other applicable requirements.

• Reviewed and approved for recommendation to the board the Corporation’s disclosure documents containing significant corporate governance information, including this circular.

• Monitored compliance with applicable laws relating to corporate governance.

• Reviewed shareholder proposals and/or requisitions received by the Corporation and recommended an appropriate response.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Report of the Audit Committee

Audit Committee
Maura J. Clark, Chair Christopher M. Burley David C. Everitt Russell K. Girling Alice D. Laberge Derek G. Pannell Keith G. Martell Aaron W. Regent

The board has determined that each member of the Audit Committee is independent and “financially literate” within the meaning of NI 52-110. Maura J. Clark is an “audit committee financial expert” for the purpose of the Sarbanes-Oxley Act of 2002 and has accounting and related financial management experience or expertise for the purposes of the NYSE Listing Standards. All of the members also meet additional independence standards for audit committees under applicable U.S. and Canadian laws and stock exchange rules.

Our Audit Committee Charter is available on our website at www.nutrien.com.

The Audit Committee has responsibility for oversight of the Corporation’s accounting and financial reporting processes and the reviews and audits of the Corporation’s financial statements. The committee met 11 times in 2018. At these meetings, the committee met with senior members of the Corporation’s financial management team as well as the Corporation’s external auditors. Additionally, the committee had multiple private sessions with the CEO, CFO, Internal Audit, Chief Compliance Officer and Chief Legal Officer (among others). At these meetings, the committee had candid discussions regarding Nutrien’s financial disclosures, financial and risk management practices and other legal, accounting, auditing and internal control matters.

Key Responsibilities	Key Activities

Financial statements and related disclosures

• Approved (or recommended to the board) significant financial disclosure as per the mandate.

• Discussed with management and the external auditors their analysis of significant reporting issues, critical accounting policies and practices (and areas where judgment was applied) and other financial measures used in connection with the financial disclosure.

Systems of internal controls over financial reporting

• Reviewed the effectiveness of the Corporation’s internal control systems and disclosure controls and procedures, including cybersecurity controls and information technology strategies.

• Reviewed management’s report and the external auditor’s related attestation of the Corporation’s internal controls over financial reporting.

• Reviewed reports from the Corporation’s disclosure committee, and discussed with the CEO and CFO disclosures made during the certification processes relating to internal controls.

Material financial and other risks

• On an ongoing basis, reviewed with management the financial and other risks within the committee’s mandate and discussed how such risks were assessed, mitigated and disclosed.

• Reviewed with management processes that identify, assess, monitor and manage such risks.

Internal audit function

• Reviewed with management, the external auditors and internal audit the charter, plans, activities and organizational structure of the internal audit function, with a view to internal audit’s effectiveness, objectivity and independence.

• Reviewed the adequacy of resources of the internal audit function.

External auditors

• Engaged with external auditors and key related employees to assist, monitor and review the annual audit process.

• Assessed the external auditors’ annual qualification report.

• Reviewed the formal written statements of independence from the external auditors and assessed their independence, taking into account applicable auditor independence standards.

• In accordance with the Corporation’s Pre-Approval Policy for Audit and Non-Audit Services Policy, approved all proposed external audit and permitted non-audit services for the coming year, and all audit and non-audit services during the year outside of previous approvals.

• Completed external auditor selection process following merger.

Significant compliance policies and procedures

• Established and monitored both standard and confidential procedures for receiving complaints within the committee’s mandate.

• Reviewed with the Chief Legal Officer significant compliance policies, reviewed the effectiveness of anti-fraud and anti-bribery laws and reviewed procedures relating to the communication of and compliance with the Corporation’s Code of Ethics.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Report of the HR&C Committee

Human Resources & Compensation Committee
Keith G. Martell, Chair Maura J. Clark John W. Estey David C. Everitt Gerald W. Grandey A. Anne McLellan Aaron W. Regent

The board has determined that each member of the HR&C Committee is independent within the meaning of NI 52-110. All of the members have “human resources literacy” as defined in the HR&C Committee charter, and also meet additional independence and financial literacy standards for audit committees under applicable U.S. and Canadian laws and stock exchange rules. Maura J. Clark has accounting and related financial management experience or expertise for the purposes of the NYSE Listing Standards.

None of Nutrien’s executive officers serve as a member of a compensation committee (or equivalent) of any other entity that employs a member of the HR&C Committee, and no member of the HR&C Committee is currently an active CEO of a publicly-traded company.

Our HR&C Committee Charter is available on our website at www.nutrien.com.

The HR&C Committee has responsibility for the oversight of the Corporation’s executive compensation, broad-based employee compensation, retirement and benefit programs and executive development and succession. The committee met five times in 2018.

Key Responsibilities	Key Activities

Executive compensation

• Reviewed and approved compensation performance goals and individual objectives for the CEO and former Executive Chair, assessed the performance of the CEO and former Executive Chair in light of their performance goals and objectives and recommended their compensation to the board for approval.

• Reviewed and approved the compensation structure and evaluation process for other executive officers, including parameters for salary adjustments.

• Reviewed the independence of our compensation consultant, Willis Towers Watson.

Compensation philosophy

• Oversaw the implementation of a new compensation philosophy for 2018, including recommending the Compensation Peer Group for board approval.

• Assessed elements of the executive compensation program to align with the Corporation’s compensation philosophy, taking into account the Corporation’s risk tolerance.

Incentive and equity- based compensation program

• Designed and finalized the new Annual Incentive Program.

• Approved the 2018 KPI Scorecard, monitored progress against the 2018 KPIs and associated projected payouts and approved annual incentive payout budgets for 2018 performance.

• Developed and finalized the new Long-Term Incentive Program, the PSU metrics applicable to the 2018 PSU awards and the PSU Peer Group.

• Recommended the 2018 long-term incentive grants for board approval.

• Established mandatory equity ownership guidelines and monitored executive officer compliance.

Retirement and benefit programs

• Reviewed a summary of the level and distribution of plan assets for each of the North American Pension and Savings plans for each legacy organization, including recent investment returns relative to benchmarks.

• Reviewed new retirement and benefit programs to be implemented in 2019 and 2020.

Succession plan for senior executives	• Executed transformational changes at the senior leadership level, including the elimination of the Executive Chair structure and implementation of the CFO succession plan.

Executive diversity program	• Reviewed diversity and inclusion initiatives, including Aboriginal outreach efforts.

Disclosure of significant executive compensation information	• Reviewed and approved the executive compensation disclosures contained in this circular.

Executive compensation compliance	• Reviewed trends in executive compensation and oversaw compliance with applicable laws.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Report of the SHE+S Committee

Safety, Health, Environment + Security Committee
John W. Estey, Chair Gerald W. Grandey Miranda C. Hubbs A. Anne McLellan Consuelo E. Madere Mayo M. Schmidt

The board has determined that each member of the SHE+S Committee is independent within the meaning of NI 52-110. All of the members also meet additional independence standards for audit committees under applicable U.S. and Canadian laws and stock exchange rules.

Our SHE+S Committee Charter is available on our website at www.nutrien.com.

The SHE+S Committee has responsibility for the oversight of the Corporation’s activities with respect to safety, health, the environment and security, sustainability and the integrity of the Corporation’s safety, health, environmental, security and sustainability policies. The committee met five times in 2018.

Key Responsibilities	Key Activities

Significant policies and management systems within the committee’s mandate

• Oversaw implementation of a new SHE+S vision and strategy – reviewed the five-year strategy and annual objectives.

• Oversaw policies relating to sustainability and progress towards sustainability goals.

• Reviewed safety, health, environmental and security performance summaries to identify any performance issues.

• Reviewed safety, health, environment and security audit plan for the current and upcoming year.

• Reviewed with management the safety, environmental and security emergency response planning processes.

Risk and compliance requirements that come within the committee’s mandate

• Reviewed the Corporation’s remediation projects, environmental provisions and significant legal and regulatory developments as per the mandate.

• Reviewed risks (including insurance risks) related to safety, health, environment and security.

• Studied cybersecurity risk in conjunction with the Audit Committee.

• Reviewed disclosure containing significant information within the committee’s mandate.

Director Compensation Program

Philosophy and Objectives

Nutrien’s director compensation program for our independent directors is designed to:

•	attract and retain board members with the necessary skills, perspectives, experience and expertise;

•	reflect the responsibilities, commitments and risks that accompany board membership; and

•	align the interests of our board members with those of shareholders by requiring them to have a significant equity ownership interest in the Corporation.

The CG&N Committee annually reviews director compensation using the Compensation Peer Group, which is the same peer group used to benchmark executive compensation based on the advice of our independent compensation consultant, Willis Towers Watson. Director compensation is generally targeted near the median of the Compensation Peer Group.

Our executive directors (the President & CEO and the former Executive Chair) participate in the Corporation’s executive compensation program and are not entitled to additional compensation for director duties.

Our independent directors cannot participate in the Corporation’s executive compensation program or receive pensions, benefits or other perquisites.

See “Section Four: Executive Compensation” for information about our Compensation Peer Group and compensation paid to our executive directors.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Fees and Retainers

Compensation is paid to our independent directors in the form of annual retainers, which are payable in cash and deferred share units (DSUs) as follows:

ANNUAL RETAINER	Fees Earned (U.S.$)
Board Members
Board Member	$240,000
Lead Director (until September 30, 2018)(1)	$300,000
Board Chair (starting October 1, 2018)(1)	$440,000
Additional Retainer for Committee Positions
Committee Member	$10,000
CG&N Committee Chair	$15,000
Audit Committee Chair	$20,000
HR&C Committee Chair	$20,000
SHE+S Committee Chair	$15,000
Travel Allowance for Attending Board and Committee Meetings
Travel Allowance (per meeting requiring travel out of the directors’ province or state of residence)	$1,000

Notes:

(1)	Derek Pannell’s annual retainer as Lead Director was prorated from January 1, 2018 until September 30, 2018 and as Board Chair from October 1, 2018.

Directors’ Equity Ownership Requirements

Independent directors are expected to hold an amount equal to three times the board member annual retainer ($720,000) within five years of joining the board. DSUs (which track the value of the common shares) count towards the directors’ equity ownership requirement. Until a director has met his or her equity ownership requirement, one-half of the board member annual retainer ($120,000) must be paid in DSUs. After that, one-quarter of the board member annual retainer must be paid in DSUs. To determine compliance with the director equity ownership requirement, the value of common shares or DSUs is assessed at the higher of (i) the original common share purchase price or DSU issuance price, and (ii) the market value of the common shares or DSUs. All of our independent directors are in compliance with their directors’ equity ownership requirements. See the director nominee biographies beginning on page 10 for the equity ownership interests of each director nominated by Nutrien.

See page 38 for information about our Securities Trading Policy, which prohibits directors and officers from entering into certain transactions that could reduce the risk of equity ownership.

Nutrien’s DSU Plan

Directors can redeem their DSUs for cash only when they leave the board for an amount equal to the market value of the common shares at the time of redemption. DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends are paid on our common shares, but do not give the holder voting or other shareholder rights. The following is a summary of the Nutrien DSU Plan:

Eligible Participants	• Authorizes the board to grant such number of DSUs to independent directors as it may determine.

Credit to DSU Account

•  DSUs granted to the director are credited to his or her DSU account.

•  The number of DSUs issued for a cash portion of the director’s remuneration is calculated by dividing the cash portion of the remuneration by the average closing price of the common shares on the NYSE over the 10 trading days prior to the date such cash portion is converted into DSUs (generally, the last business day of each quarter).

•  Whenever cash dividends are paid on the common shares, equivalent DSUs are credited to holders.

Vesting	• DSUs fully vest upon grant.
Redemption

•  Payouts of DSUs are made after the date on which the holder ceases to be a director of the Corporation for any reason including retirement or death.

•  DSU payouts are equal to the market value of the redeemed DSUs on the date of redemption elected by the director or mandated by the Nutrien DSU Plan (less withholdings).

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

2018 Summary of Director Compensation

Director Summary Compensation Table

The following director compensation table sets out the compensation earned by each individual who served as an independent director of Nutrien during the year ended December 31, 2018 in their capacity as independent directors:

Director	Fees Earned(1) (U.S.$)	All Other Compensation (U.S.$)	Total (U.S.$)

Christopher Burley	$264,000	Nil	$264,000

Maura Clark	$281,000	Nil	$281,000

John Estey	$271,000	Nil	$271,000

David Everitt	$266,000	Nil	$266,000

Russell Girling	$264,000	Nil	$264,000

Gerald Grandey	$264,000	Nil	$264,000

Miranda Hubbs	$266,000	Nil	$266,000

Alice Laberge	$268,000	Nil	$268,000

Consuelo Madere	$266,000	Nil	$266,000

Keith Martell	$276,000	Nil	$276,000

A. Anne McLellan	$265,000	Nil	$265,000

Derek Pannell	$362,000	Nil	$362,000

Aaron Regent	$266,000	Nil	$266,000

Mayo Schmidt	$270,000	Nil	$270,000

Notes:

(1)

Fees earned consists of the directors’ annual retainers and travel allowances paid in cash or DSUs. The grant date fair value of the DSUs is the average closing price of a common share on the NYSE over the 10 trading days prior to the conversion date. For the 2018 grants, the DSU grant date fair value was U.S.$47.93 (Q1), U.S.$53.42 (Q2), U.S.$57.53 (Q3) and U.S.$45.75 (Q4). The number of DSUs granted is calculated by dividing the value of the board member annual retainer to be paid in DSUs and the grant date fair value. Amounts reported exclude DSUs credited as dividend equivalents.

The following table provides a breakdown of the annual retainers and travel allowances paid to directors in respect of service provided in 2018 as identified in the “Fees Earned” column of the director compensation table (above):

Director	Board, Committee and Committee Chair Retainers (U.S.$)	Board and Committee Attendance Fees (U.S.$)	Travel Allowance (U.S.$)	Total Payable (U.S.$)	Percentage of Fees and Retainers Taken in DSUs (%)	Total Fees and Retainers Taken in Cash (U.S.$)	Grant Date Fair Value of Total Fees and Retainers Taken in DSUs(1) (U.S.$)

Christopher Burley	$260,000	Nil	$4,000	$264,000	50%	$132,000	$132,000

Maura Clark	$270,000	Nil	$11,000	$281,000	50%	$140,500	$140,500

John Estey	$265,000	Nil	$6,000	$271,000	50%	$135,500	$135,500

David Everitt	$260,000	Nil	$6,000	$266,000	50%	$133,000	$133,000

Russell Girling	$260,000	Nil	$4,000	$264,000	100%	Nil	$264,000

Gerald Grandey	$260,000	Nil	$4,000	$264,000	100%	Nil	$264,000

Miranda Hubbs	$260,000	Nil	$6,000	$266,000	100%	Nil	$266,000

Alice Laberge	$260,000	Nil	$8,000	$268,000	50%	$134,000	$134,000

Consuelo Madere	$260,000	Nil	$6,000	$266,000	25%	$206,000	$60,000

Keith Martell	$270,000	Nil	$6,000	$276,000	25%(2)	$189,375	$86,625

A. Anne McLellan	$260,000	Nil	$5,000	$265,000	30%(3)	$172,100	$92,900

Derek Pannell	$355,000	Nil	$7,000	$362,000	25%	$302,000	$60,000

Aaron Regent	$260,000	Nil	$6,000	$266,000	100%	Nil	$266,000

Mayo Schmidt	$265,000	Nil	$5,000	$270,000	100%	Nil	$270,000

Notes:

(1)

Amounts reported are the total annual retainers and travel allowances paid in cash and the grant date fair value of DSUs. See note (1) to the Director Summary Compensation Table for a description of the calculation of grant date fair value of DSUs. Amounts reported exclude DSUs credited as dividend equivalents.

(2)	Mr. Martell’s DSU Election was 50% in Q1 and changed to 25% in Q2.

(3)	Ms. McLellan’s DSU Election was 50% in Q1 and changed to 30% in Q2.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Outstanding DSUs

The following table provides details regarding the aggregate value as at December 31, 2018 of DSUs granted to individuals who served as independent directors of Nutrien during 2018 in their capacity as independent directors:

Director	Number of Unredeemed DSUs(1) (#)	Market Value of Unredeemed DSUs(2)(3) (U.S.$)

Christopher Burley	13,361	$627,964

Maura Clark	8,725	$410,070

John Estey	50,449	$2,371,126

David Everitt	19,920	$936,225

Russell Girling	92,934	$4,367,921

Gerald Grandey	22,960	$1,079,135

Miranda Hubbs	16,983	$798,212

Alice Laberge	37,577	$1,766,121

Consuelo Madere	7,245	$340,495

Keith Martell	21,944	$1,031,360

A. Anne McLellan	55,802	$2,622,708

Derek Pannell	56,575	$2,659,044

Aaron Regent	16,801	$789,659

Mayo Schmidt	23,573	$1,107,932

Notes:

(1)	All DSUs vest on the date of grant. Amounts reported include DSUs credited as dividend equivalents.

(2)	Amounts reported consist of vested but unredeemed DSUs as of December 31, 2018 and include DSUs credited as dividend equivalents.

(3)	Market value of unredeemed DSUs was determined by reference to Nutrien’s closing share price on the NYSE on December 31, 2018 of U.S.$47.00.

DSU Awards – Value Vested or Redeemable During the Year

The following table provides details regarding the outstanding DSUs that vested and were redeemed or redeemable during the year ended December 31, 2018 for individuals who served as independent directors of Nutrien during 2018. The figures below are in reference to DSUs earned in their capacity as independent directors. DSUs are only redeemable when the director leaves the board of directors.

Director	DSUs – Value vested and earned during the year(1)(2) (U.S.$)	DSUs – Value redeemed or redeemable during the year (U.S.$)

Christopher Burley	$137,472	Nil

Maura Clark	$139,990	Nil

John Estey	$188,587	Nil

David Everitt	$148,854	Nil

Russell Girling	$370,667	Nil

Gerald Grandey	$270,030	Nil

Miranda Hubbs	$265,538	Nil

Alice Laberge	$170,847	Nil

Consuelo Madere	$64,041	Nil

Keith Martell	$121,299	Nil

A. Anne McLellan	$163,837	Nil

Derek Pannell	$134,143	Nil

Aaron Regent	$263,823	Nil

Mayo Schmidt	$278,382	Nil

Notes:

(1)	The value of DSUs was determined by reference to Nutrien’s closing share price on the NYSE on December 31, 2018 of U.S.$47.00.

(2)	Amounts reported consist of the value of DSUs that vested but were not redeemed as of December 31, 2018 and include DSUs credited as dividend equivalents.

EXECUTIVE COMPENSATION

Section Four: Executive Compensation

EXECUTIVE COMPENSATION

Letter from the Chair of the HR&C Committee

Dear Shareholder:

Nutrien was created by the merger of equals of our two legacy companies, Agrium and PotashCorp, on January 1, 2018. Our vision is to be the leading global integrated agriculture solutions provider. We are both the world’s largest crop nutrient company and the third largest natural resource company in Canada. Our business lines are strengthened by the world’s premier agricultural retail network. We have the right portfolio of agricultural products, services and solutions and the global platform to deliver them.

The central role of the HR&C Committee is to align executive compensation with shareholder value creation, to plan CEO succession and to contribute to the development of the senior leadership team.

In 2018 we acted quickly and delivered on our strategic priorities. We created a unified work force and culture, achieved synergy targets, maximized value from required divestitures and took a disciplined approach to capital allocation.

•	We put in place a team of people who share our safety culture and launched a new sustainability strategy with a focus on advancing sustainable agricultural practices and minimizing our footprint.

•	We exceeded our annual run-rate synergy target of $500 million at the end of 2018, one year ahead of schedule. We boosted our run-rate synergy target by 20% to $600 million by the end of 2019.

•

We generated $2.0 billion in free cash flow, received $5.3 billion in net proceeds from the sale of equity investments and returned $2.8 billion to shareholders through dividends paid and share repurchases. We continue to maintain a strong balance sheet to allow Nutrien to invest in growth.

At the beginning of the year, we designed the principles of Nutrien’s new executive compensation program, and approved Nutrien’s annual and long-term executive compensation plans. We have created a performance-based executive compensation structure that conforms to current good corporate governance practices, meets investor expectations and recognizes that our executives have heightened responsibilities at a larger, more complex global company.

We also approved a new executive employment agreement with the CEO and certain other senior executive officers, which replaces legacy agreements. This is an important step in human resources risk management.

In June 2018, it was expected that the benefits of maintaining a transitional leadership structure which separated the roles of President & Chief Executive Officer (Chuck Magro) and Executive Chair (Jochen Tilk) would be achieved by the 2019 annual meeting, at which time Mr. Tilk would step down. However, by the third quarter of 2018, it became evident that Mr. Tilk’s key business objectives were achieved on an accelerated timeframe, and that a more conventional corporate governance leadership structure could be implemented earlier than expected. Accordingly, Mr. Tilk stepped down as Executive Chair and as a director on September 30, 2018.

On behalf of the board and the Corporation, we expressly thank Jochen Tilk for his strong and effective leadership in guiding the Corporation through a complex merger of equals as President & Chief Executive Officer of PotashCorp. We thank him for his many contributions to the strong financial performance of the Corporation as Executive Chair of Nutrien and for supporting a smooth transition in the Corporation’s leadership. Mr. Tilk’s dedication, hard work and industry knowledge were key to our success last year, including our achievement of annual run-rate synergy targets well in advance of schedule.

We would also like to thank Wayne Brownlee, who stepped down as Chief Financial Officer of Nutrien effective October 31, 2018 following an exceptional career at PotashCorp.

On November 15, 2018 we announced that Mr. Brownlee would be replaced by Pedro Farah, who joined us from Walmart Inc. Mr. Farah joined Walmart in 2011, where he progressed to more senior positions, most recently that of Executive Vice President and Treasurer, Walmart, responsible for overseeing the company’s Global Risk Management, Global Tax and Global Technology and Transformation Finance Teams. Mr. Farah assumed the position of Executive Vice President & Chief Financial Officer of Nutrien, effective February 1, 2019. He brings significant corporate finance, treasury, retail, strategic development and risk management experience to the Corporation, and is a member of our Executive Leadership Team that reports directly to Chuck Magro.

EXECUTIVE COMPENSATION

Effectively balancing and managing risk and reward is an important and integrated part of Nutrien’s approach to executive compensation. The HR&C Committee will continue to monitor evolving corporate governance and competitive practices to ensure that our programs are aligned with shareholder interests and our corporate philosophy of continuous improvement.

Yours sincerely,

Keith G. Martell

Chair of the Human Resources & Compensation Committee

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

Named Executive Officers

The six named executive officers, or NEOs, of Nutrien and its subsidiaries for the year ended December 31, 2018 include our CEO, CFO and the next three highest-paid executive officers, along with the interim CFO. The six NEOs are as follows:

Executive	Position
Chuck Magro	President & Chief Executive Officer
Michael (Mike) J. Frank	Executive Vice President & Chief Executive Officer, Retail
Steve J. Douglas(1)	Executive Vice President & Chief Integration Officer
Fredrick (Fred) R. Thun(2)	Interim Chief Financial Officer
Jochen E. Tilk(3)	Former Executive Chair
Wayne R. Brownlee(3)	Former Executive Vice President & Chief Financial Officer

Notes:

(1)	Mr. Douglas stepped down on January 31, 2019.

(2)	Mr. Thun became Interim Chief Financial Officer on November 1, 2018.

(3)

As part of our organizational transformation following the successful integration of our two legacy organizations, Mr. Tilk and Mr. Brownlee stepped down on September 30 and October  31, 2018, respectively.

Compensation Principles

As the world’s largest provider of crop inputs and services, Nutrien plays a critical role in Feeding the Future by helping growers to increase food production in a sustainable manner.

We need to attract, motivate and retain the brightest talent with skills across a diverse set of capabilities. This allows us to keep innovating, which is essential for achieving shared success with our customers, investors and other stakeholders that rely on the long-term success of our business. Compensation is a critical tool that helps us accomplish this objective.

Our programs have been designed with a focus on sustainable performance using measures tied to both financial and operational performance with foundations in safety, health and the environment.

EXECUTIVE COMPENSATION

The following principles guide the HR&C Committee and management in the design and administration of Nutrien’s executive compensation programs, while supporting the core value of our compensation philosophy of pay-for-performance:

•	link to our business strategy and long-term value creation

•	achieve market competitiveness

•	align with good governance practices

•	mitigate compensation risk

The following summarizes how we achieve our compensation principles, and highlights key risk-mitigating features incorporated into our processes and programs:

Compensation Plan Design

✓	Compensation program is simple and transparent

✓	Balance between fixed and variable compensation, with most executive total direct compensation being at-risk

✓	Level of fixed compensation is designed to promote retention

✓	Performance targets derived from Nutrien’s annual business plan and longer-term strategic business plan objectives

✓	Multiple performance objectives to capture a broader view of performance

✓	Multiple time horizons (from one to ten years) to balance the achievement of short- and long-term performance and risk

✓	Annual and long-term incentive plans have threshold performance levels (below which payouts are not made) and capped at two times target payout/units

✓	Benchmark total direct compensation versus relevant peers while also considering internal equity

✓	Post-retirement vesting of long-term incentive awards to encourage a long-term view of performance and risk

✓	Apply judgment to address extenuating circumstances

Corporate Governance

✓	HR&C Committee oversees all aspects of executive compensation to assess potential impact on business risk (including human resource risk)

✓	HR&C Committee retains an external compensation consultant to provide independent advice

✓	Recoupment Policy applies to incentive compensation

✓	Mandatory executive equity ownership requirements

✓	Anti-hedging policy that applies to directors and officers

✓

Double trigger change-of-control provisions requiring both a change of control and termination of the executive are embedded in employment contracts and long-term incentive plans (with the exception of a limited number of legacy arrangements entered into before 2013 that provided for single trigger vesting of stock options)

✓	Severance arrangements limited to two years

✓	Review pay-for-performance sensitivity, payout modelling and back testing of compensation plan design

✓	No stock option repricing or granting stock options at a discount

✓	Shareholders have an annual “say on pay” vote

EXECUTIVE COMPENSATION

Compensation Governance

The HR&C Committee reviews and recommends to the board the compensation philosophy, strategy and principles, and program design, as well as oversees the administration of executive compensation plans, policies and programs.

HR&C Committee
Keith G. Martell, Chair
Maura J. Clark	Gerald W. Grandey
John W. Estey	A. Anne McLellan
David C. Everitt	Aaron W. Regent

The HR&C Committee is composed of independent directors who have been determined by the HR&C Committee to possess human resources literacy, meaning an understanding of compensation theory and practice, personnel management and development, succession planning and executive development. Such knowledge and capability includes: (i) current or prior experience working as a chief executive or senior officer of a major organization (which provides significant financial and human resources experience), (ii) involvement on board compensation committees of other entities, and (iii) experience and education pertaining to financial accounting and reporting, which is integral to managing executive incentive compensation, and familiarity with internal financial controls.

This knowledge and experience, in conjunction with a comprehensive compensation decision process and the support of its independent compensation consultant, enables the HR&C Committee to formulate informed compensation recommendations for board approval.

One of the primary purposes of the committee is to assist the board in fulfilling its oversight responsibilities for executive compensation. Together with the board, the HR&C Committee is committed to getting Nutrien’s approach to human resources matters and compensation right, both for shareholders and for the Corporation’s long-term success.

The executive compensation elements of our committee’s charter focus on:

•	evaluating executives’ performance and recommending appropriate compensation in light of that performance;

•	overseeing the instruments that deliver pay-for-performance;

•	mitigating compensation risk; and

•	putting in place a process to determine competitive compensation levels and overseeing the execution of this process.

To support the decision-making process, the HR&C Committee receives input from management and independent advice from external advisors.

The HR&C Committee reviews the performance goals for the CEO, assesses the CEO’s performance and makes compensation recommendations for the CEO to the independent members of the board for approval. In 2018, this same process was followed for the former Executive Chair. With respect to the other executive officers, the CEO’s assessment of their performance is taken into account when making compensation decisions. The HR&C Committee reviews and approves the compensation structure and evaluation process for these other executives.

The HR&C Committee has appointed Willis Towers Watson as an independent compensation consultant.

Willis Towers Watson was engaged by both legacy companies in 2017 and by Nutrien in 2018. In addition, in 2017 they were engaged jointly by both legacy companies as part of the integration process to assist in the development of Nutrien’s executive compensation program. Below is a summary of the work that was conducted in 2018:

•	completed a competitive compensation review for executive positions;

•	evaluated the appropriateness of peer companies used in Nutrien’s compensation programs;

•	conducted an assessment of the risks inherent in Nutrien’s compensation programs;

•	reported on executive compensation best practices and evolving corporate governance trends;

•	facilitated the development of short-term and long-term incentive plan designs;

•	conducted research, prepared studies and provided advice on matters as assigned by Nutrien’s HR&C Committee;

•	supported the development and review of Nutrien’s proxy circular; and

•	analyzed the pay-for-performance alignment for Nutrien’s CEO on both a retrospective and prospective basis.

Other distinct and separate teams at Willis Towers Watson serve as management’s consultant with respect to Nutrien’s pension and benefits programs and occasionally on broad-based employee compensation projects. The following represents the fees billed in 2017 and 2018 for work performed for director and executive compensation projects related

EXECUTIVE COMPENSATION

to Nutrien (and the legacy companies) on behalf of the HR&C Committee, as well as other fees associated with pension and benefits projects:

	Billed in 2017			Billed in 2018
	Agrium (CAD$)	PotashCorp (U.S.$)	Nutrien (CAD$)	Nutrien (CAD$)

Director and Executive Compensation Related Fees:	$412,604	$178,113	$665,088	$931,724

All Other Fees:	$991,936	$175,000	Nil	$1,007,619

The HR&C Committee considers the data provided by and advice of Willis Towers Watson, as well as many other factors. Ultimately, all decisions and recommendations to the board are the committee’s own.

The HR&C Committee is aware of the potential conflict of interest associated with Willis Towers Watson’s non-executive compensation services and diligently ensures processes are followed to preserve the consultant’s independence. All work performed is and must be pre-approved by the committee, taking into account whether or not the work would compromise their independence. To date, the HR&C Committee is satisfied that Willis Towers Watson continues to provide the committee with impartial advice independent of direct or indirect influence of management. However, the committee may from time to time seek second opinions on substantive issues.

The HR&C Committee based its 2018 decision concerning the independence of Willis Towers Watson on the following:

•

members of the executive compensation consulting team are not responsible for selling other services to Nutrien and receive no incentive or other compensation based on the fees charged to Nutrien for other services provided;

•	the executive compensation consulting team is separate and distinct from the teams that assist Nutrien’s management with the other services provided;

•

the executive compensation consultants do not have a business or personal relationship with any of the committee members or management, and do not own Nutrien shares other than possibly through mutual funds; and

•	Willis Towers Watson has strict protocols and processes to mitigate conflicts of interests and all consultants are required to adhere to a code of conduct.

Compensation Decision Processes

EXECUTIVE COMPENSATION

Compensation Program Risk Management

We mitigate executive compensation risk through appropriate corporate governance oversight and executive compensation plan design (as outlined above) and corporate governance policies. We also motivate certain behaviours that encourage appropriate risk-taking to drive performance in accordance with our risk profile.

As part of its mandate, the HR&C Committee:

•	actively engages with the senior leaders to understand the connection between the executive compensation program and business strategy;

•

governs compensation plan design, the selection of peer groups, the elements of compensation, the level of executives that participate and award distribution, in order to assess potential impact on business risk (including human resource risk);

•

retains an external compensation consultant to provide independent advice on market data, plan design and current good corporate governance practices, and regularly commissions an independent risk assessment;

•	oversees a robust process to assess performance; and

•	considers the implications of the potential risks associated with Nutrien’s compensation policies and practices.

In fulfilling its mandate related to risk management, the HR&C Committee worked with Willis Towers Watson to conduct a compensation program risk assessment. The HR&C Committee concluded that there are no risks arising from Nutrien’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Specific corporate governance policies related to risk management include:

•

Recoupment Policy. Our Recoupment Policy allows for the discretionary recovery from current and former executive officers of any excess incentive compensation granted or paid to the executive officer where the original award was contingent on the achievement of certain financial results that were later subject to a financial restatement by reasons of non-compliance with securities laws and the need for the restatement was caused by the executive officer’s intentional misconduct, dishonesty or fraud.

•

Mandatory executive equity ownership requirements. Our executives are expected to meet their mandatory executive equity ownership requirements of five times salary for the President & CEO and two to three times salary for our Executive Vice Presidents.

•

Securities Trading Policy. Our Securities Trading Policy prohibits directors and officers from entering into derivative or similar transactions with respect to their securities of the Corporation, holding their securities in a margin account or pledging their securities as collateral for loans, because such arrangements could reduce the risk of equity ownership by directors and officers and negate the alignment of interests of directors and officers with those of shareholders.

Compensation Framework

In accordance with our compensation philosophy, the salary, benefits, perquisites and retirement arrangements for executives provide the secure fixed compensation component necessary to retain key executive talent. The combination of annual incentives and long-term incentives is designed to motivate the execution of our business strategy in a manner that creates shareholder value while retaining executive talent and aligning executive interests with those of our shareholders.

The combination of the fixed and variable/at-risk compensation components provides our executives with a competitive compensation package that is designed to meet Nutrien’s needs and shareholders’ expectations.

EXECUTIVE COMPENSATION

		Element	Objective	Design	Term/Vesting	Form
Total Direct Compensation
Fixed	Short-term	Base salary	Attraction and retention tool to maintain competitiveness Reflect knowledge, skills and responsibilities of the executive	• Reviewed annually with changes effective April 1st • Set to reflect market value, individual performance and experience, as well as recognize internal equity	One year	Cash
Variable / At-Risk		Annual Incentive	At-risk compensation to motivate successful execution of annual goals related to Nutrien’s strategy

•   Metrics, weighting and performance standards determined annually based on annual and strategic business plans

•   Payouts are determined based on actual performance relative to pre-determined goals and are not guaranteed

•   Maximum upside opportunity of two times target incentive

					One Year	Cash
	Long-term Incentives	Performance Share Units (PSUs)	Align the interests of executives and shareholders and reward achievement of sustained long-term performance relative to peers

•   Represents 50% of long-term incentives

•   Performance multiplier based on Total Shareholder Return (TSR) relative to PSU Peer Group

•   Overlapping awards align executives with the creation of shareholder value over successive three-year periods

•   Payouts are based on share price at the end of the performance period and the resulting performance multiplier

•   Performance multiplier has a threshold level of performance required (no guaranteed payout) and a maximum multiplier of two times target

•   Performance multiplier capped at target if TSR over the performance period is negative

					Three years Vesting contingent on performance at the end of the three-year performance period	Cash
		Stock Options	Align compensation with the creation of shareholder value	• Represents 50% of long-term incentives • Potential value based on increase in share price from the date of grant	Ten year term Vest 25% per year over four years on anniversary of grant	Equity
Indirect Compensation
Fixed	Other Compensation Elements	Retirement Arrangements	Attraction and retention tools focused on the well-being of the executives	• Defined Benefit and/or Defined Contribution/401(k) Plans with substantially the same terms as available to other employees • Supplemental retirement plans provided to select executives
		Benefits		• Insurance, health, welfare and post-retirement benefits with substantially the same terms as available to other employees
		Perquisites		• Generally limited to an automobile allowance, financial counseling and an annual health examination

EXECUTIVE COMPENSATION

Nutrien’s target total direct compensation for the NEOs has an emphasis on variable/at-risk compensation, supporting our strong pay-for-performance culture and creating alignment with shareholders.

Compensation Peer Group

Nutrien benchmarks NEO compensation levels using a peer group of companies (the Compensation Peer Group).

The HR&C Committee annually commissions its independent consultant to review the criteria and composition of the peer group. The criteria for inclusion in the Compensation Peer Group consists of:

✓	autonomous, publicly traded companies

✓	companies in similar industries headquartered, or with their executive team based in Canada or the U.S.

✓	companies of a similar size, measured by revenue (generally one half to two times Nutrien’s size) with consideration to assets, enterprise value and market capitalization

The Compensation Peer Group utilized in making the compensation decisions described in this CD&A was comprised of the following companies:

• Air Products and Chemicals, Inc. • Archer-Daniels-Midland Company • Bunge Limited • CF Industries Holdings, Inc. • Deere & Company • Eastman Chemical Company • Ecolab Inc.	• E.I. du Pont de Nemours • Enbridge Inc. • FMC Corporation • Huntsman Corporation • Monsanto Company • Newmont Mining Corporation • PPG Industries, Inc.	• Praxair, Inc. • Suncor Energy Inc. • The Mosaic Company • The Sherwin Williams Company • TransCanada Corporation

Overall, Nutrien targets the 50th percentile of the total direct compensation (salary plus annual incentive plus long-term incentive) of the Compensation Peer Group, with the flexibility to recognize the unique roles and responsibilities of Nutrien’s incumbents and their particular expertise relative to market.

Salary

Base salaries are reviewed every year and adjusted (as needed) to maintain market competitiveness with the Compensation Peer Group and to reflect the distinct skill set of the individual executives. The HR&C Committee decided in early 2018 that for Nutrien’s first year, only minimal changes would be made to our NEO’s base salaries, focusing changes (as applicable) on incentive compensation.

NEO	Position	Currency	2017	2018	Percentage Change
Chuck Magro	President & CEO	CAD$	$1,600,000	$1,600,000	0%
Mike Frank	EVP & CEO, Retail	US$	$ 900,000	$ 900,000	0%
Steve Douglas	EVP & Chief Integration Officer	CAD$	$ 750,000	$ 750,000	0%
Fred Thun	Interim CFO	CAD$	$ 380,000	$ 391,400	3%
Jochen Tilk	Former Executive Chair	CAD$	$1,200,600	$1,200,600	0%
Wayne Brownlee	Former EVP & CFO	US$	$ 635,000	$ 635,000	0%

EXECUTIVE COMPENSATION

Annual Incentive Plan

Our Annual Incentive Plan is a key element in supporting our pay-for-performance philosophy. Each NEO’s annual incentive opportunity is determined by performance in up to four components, with an emphasis on key operating and financial metrics:

1.	safety, health and environmental (SHE) performance at the corporate level (for each NEO other than Mike Frank) or business unit level (for Mike Frank only);

2.	Nutrien corporate performance (all NEOs);

3.	Nutrien business unit performance (Mike Frank only); and

4.	individual performance (all NEOs).

Annual incentive targets are set as a percentage of salary, with actual payouts based on a performance multiplier dependent on the achievement of predetermined annual goals.

The HR&C Committee and the board have the ability to apply informed judgment to adjust outcomes based on market, operational and other realities that may not have been contemplated in the scorecard formula.

Category	Performance Metric
Safety, Health & Environmental Performance	Leader Safety Commitment Completion
Total Recordable Injury Frequency (TRIF)
Lost Time Injury Frequency (LTIF)
Environmental Incident Frequency (EIF)
Nutrien Corporate Performance	Adjusted Net Earnings per Share (EPS)(1)
Free Cash Flow (FCF)(1)
Synergies Run Rate
Nutrien Business Unit Performance	Operating Segment (Business Unit) EBITDA
Business Unit Growth

Notes:

(1)

We use non-GAAP financial measures to supplement our financial statements, which are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board unless otherwise stated. Certain non-GAAP financial measures are used to measure performance and settle executive compensation. See page 65 for more information.

Target Annual Incentive Opportunity

The table below outlines the annual incentive targets for our NEOs as at December 31, 2018 and the weighting of the various performance components applicable to each. The actual performance multiplier can range from 0% to 200% of target.

			2018 Annual Incentive Target		Performance Weighting
NEO	2018 Salary(1)		% of Salary	U.S.$(1)	SHE	Corporate	Business Unit	Individual
Chuck Magro	$1,234,854		140%	$1,728,795	10%	65%	N/A	25%
Mike Frank	$900,000		90%	$810,000	10%	35%	30%	25%
Steve Douglas	$578,838		80%	$463,070	10%	65%	N/A	25%
Fred Thun	$299,707	(2)	45%	$134,868	10%	65%	N/A	25%

Notes:

(1)	Compensation paid in Canadian dollars has been converted into U.S. dollars at a 2018 average annual exchange rate of U.S.$1.00 = CAD$1.2957.

(2)	Mr. Thun’s salary reflects eligible earnings incorporating an increase in salary on April 1, 2018.

EXECUTIVE COMPENSATION

Jochen Tilk and Wayne Brownlee had target bonuses of 140% and 85%, respectively. Due to the importance of his role in the organization integration and transition, Mr. Tilk’s performance was measured exclusively on the achievement of synergies.

2018 Annual Incentive Plan Decisions

2018 Safety, Health and Environmental (SHE) Results

We operate in an industry where our people are exposed to workplace situations with the potential to cause injury. Keeping them safe, healthy and secure is a core value. Our safety culture starts with our organizational leaders and extends to everyone involved in our business. That is why a key focus on our SHE score is based on leading indicators to entrench a safety culture in our business.

•	Leader Commitment measures the number of leaders who have developed personal commitments to continually improve our safety culture and demonstrate safety is a core value.

•	Leader Commitment Completion aggregates weekly self-assessments by Nutrien’s senior leaders to measure their perception of personal safety and the safety of their team members.

•	Total Recordable Injury Frequency (TRIF) measures the total number of recorded injuries per 200,000 hours worked.

•	Lost Time Injury Frequency (LTIF) measures the number of injuries resulting in lost time per 200,000 hours worked.

•	Environmental Incident Frequency (EIF) measures the number of environmental incidents per 200,000 hours worked.

Objective	Threshold (50%)	Target (100%)	Maximum (200%)	Results	2018 Score	Weighting	Weighted Score
Leader Commitment	1,200	1,400	1,600	2,044	200%	35%	70%
Leader Commitment Completion	75%	80%	85%	85%	200%	35%	70%
Total Recordable Injury Frequency (TRIF)	1.25	1.20	1.15	1.28	0%	10%	0%
Lost Time Injury Frequency (LTIF)	0.36	0.34	0.32	0.34	100%	10%	10%
Environmental Incident Frequency (EIF)	0.14	0.11	0.08	0.07	200%	10%	20%
Corporate SHE Score							170%

Retail Business Unit SHE Score							66%

2018 Corporate Results

We keep our executives focused on value creation by employing financial metrics that matter to our shareholders and our business.

•	Adjusted net earnings per share (EPS) closely measures near-term shareholder value creation and serves to align executive interests with those of shareholders.

•	Free cash flow (FCF) serves to focus our executives on core operations and efficient capital allocation. The metric is measured on a per share basis to reflect shareholder interests.

•	Finally, run-rate synergies measure the success of the integration of our two legacy companies, Agrium and PotashCorp. The success of the integration is a priority for all of Nutrien’s stakeholders.

Objective	Threshold (50%)	Target (100%)	Maximum (200%)	Results	2018 Score	Weighting	Weighted Score
Adjusted Net Earnings per Share (EPS)	$1.60	$2.00	$2.60	$2.69	200%	40%	80%
Free Cash Flow (US$/share)	$2.00	$2.50	$3.00	$3.16	200%	40%	80%
Synergy Run Rate (US$ million)	$175	$225	$275	$521	200%	20%	40%
Corporate Score							200%

Retail Business Unit Score							95%

EXECUTIVE COMPENSATION

2018 Individual Performance Achievements

Executive	2018 Key Results	Individual Score
Chuck Magro

Under Chuck Magro’s leadership, the organization moved quickly to come together as one organization and deliver on strategic priorities. The focus was on achieving synergy targets, maximizing value from equity divestitures and prudent capital allocation.

•   Delivered adjusted EBITDA of $3.9 billion, 32% above 2017 combined historical adjusted EBITDA.

•   Successfully completed the sale of equity investments in SQM, ICL and APC, generating $5.3 billion in net proceeds.

•   Established a disciplined capital allocation policy, returning $2.8 billion to shareholders through dividends paid and share repurchase.

•   Continued to drive growth across the business, through record potash sales and successful delivery on Retail strategic initiatives.

•   Demonstrated a high level of personal engagement and strong rapport with shareholders, investors and the financial community.

•   Improved our safety culture and delivered strong safety performance in the year.

•   Ensured management continuity by overseeing the appointments of key positions on Nutrien’s Executive and Senior Leadership Teams.

		200%
Mike Frank

•   Oversaw significant allocation of growth capital to Nutrien’s Retail business, with approximately $600 million invested in M&A and greenfield development projects, which resulted in Retail executing on a record number of tuck-in acquisitions in 2018.

•   Oversaw the development and execution of a global digital strategy to become the “Ag Retailer of the Future”, including the launch of an award-winning integrated digital customer portal, as well as the acquisitions of Agrible and Waypoint Analytical to support the delivery of agricultural solutions for growers.

•   Drove improvements in annual cash operating coverage ratio and supported record EBITDA in 2018 through numerous initiatives to grow and optimize the Retail business.

•   Led a robust Retail senior management and talent review to ensure strong functional leadership and business continuity, while securing key talent for leadership roles across: Digital, Supply Chain, Marketing, Business Development and Supplier Strategy in order to successfully execute on Retail’s business strategy.

		160%
Steve Douglas	• Exceeded the two-year run-rate synergy target of $500 million within 12 months and increased the run-rate synergy target by 20% to $600 million, creating significant value for shareholders. • Led Nutrien’s integration office ensuring successful achievement of synergy targets and company-wide process integration and operational excellence through 2018.	110%
Fred Thun

•   Returned $2.8 billion to shareholders through increased dividends and share repurchases while maintaining a strong balance sheet and investment-grade credit rating.

•   Completed equity stake divestments well ahead of regulatory timeline requirements for after-tax proceeds in excess of expectations and repatriated all net proceeds.

•   Delivered synergies in the Chief Financial Officer organization in alignment with original synergy targets.

•   Integrated financial systems and processes following both the merger and ongoing Retail acquisitions.

•   Downsized the Company’s credit facility and reduced associated maintenance costs while ensuring sufficient liquidity to meet seasonal operating requirements and fund continued growth in the merged organization.

•   Successfully reorganized the Company’s debt post-merger and reduced restrictive covenants.

		150%

EXECUTIVE COMPENSATION

2018 Annual Incentive Payouts

The table below outlines actual annual incentive payouts for our NEOs as at December 31, 2018 and the weighting of the various performance components applicable to each. The actual performance multiplier can range from 0% to 200% of target.

			Target Annual Incentive (% of salary)	SHE Performance		Corporate Performance		Business Unit Performance		Individual Performance		Overall Score (% of Target)	2018 Annual Incentive Payout ($)(1)
NEO	2018 Salary(1)			Weight	Score	Weight	Score	Weight	Score	Weight	Score
Chuck Magro	$1,234,854		140%	10%	170	65%	200			25%	200	197%	$3,405,727
Mike Frank	$900,000		90%	10%	66	35%	200	30%	95	25%	160	145%	$1,175,310
Steve Douglas	$578,838		80%	10%	170	65%	200			25%	110	175%	$ 808,057
Fred Thun	$299,707	(2)	45%	10%	170	65%	200			25%	150	185%	$ 248,832

Notes:

(1)	Compensation paid in Canadian dollars has been converted into U.S. dollars at a 2018 average annual exchange rate of U.S.$1.00 = CAD$1.2957.

(2)	Mr. Thun’s salary reflects eligible earnings incorporating an increase in salary on April 1, 2018.

The annual incentive payouts were made to Jochen Tilk and Wayne Brownlee in accordance with their employment agreements and prorated for active service in the year. For Mr. Tilk, the annual incentive was based on actual performance to September 30, 2018. Based on Mr. Tilk’s significant contribution to the delivery of two-year synergy targets within 12 months, he received an overall score of 200%. For Mr. Brownlee, his employment agreement called for an annual incentive payout at target to October 31, 2018.

Long-Term Incentive Program

The long-term incentive program provides the NEOs with an opportunity to receive variable compensation contingent on Nutrien’s long-term performance.

Long-term incentives are the most important component in Nutrien’s reward strategy, as these programs align the interests of NEOs, executives and senior leaders with the interests of our shareholders, motivate leaders to deliver shareholder value over various time horizons, mitigate potential compensation risk by virtue of the longer time horizon and allow us to attract, motivate and retain key talent. Nutrien achieves these objectives by using a combination of vehicles as shown below:

Vesting	Settlement
PSUs
• Three-year performance period • Based on TSR performance relative to the PSU Peer Group	• Cash settled • Dividend equivalents accrue and are also cash settled at end of the performance period • Helps manage dilution	See “Schedule B – Nutrien Long-Term Incentive Plans” for the terms and conditions attached to the Nutrien 2018 long-term incentive awards.
Stock Options
• 25% per annum over four years on anniversary of grant	• Option to buy treasury shares at exercise price
• Expire after 10 years

The HR&C Committee believes that this mix of long-term awards will continue to focus our executives on long-term value creation and thereby align their interests with those of our shareholders. The HR&C Committee further believes that the long-term incentive compensation program supports a balanced approach to risk management.

EXECUTIVE COMPENSATION

Target Long-Term Award Level and Mix

The table below summarizes the target long-term incentives for the NEOs expressed as a percentage of salary.

NEO	Target Award Value (% of salary)	Long-term Incentive Mix
		Performance Share Units	Stock Options
Chuck Magro	600%	50%	50%
Mike Frank	200%	50%	50%
Steve Douglas	250%	50%	50%
Fred Thun	115%	50%	50%
Jochen Tilk	450%	50%	50%
Wayne Brownlee	275%	50%	50%

Performance Share Units (PSUs)

The PSUs cliff vest at the end of three years, contingent on achievement of predetermined performance conditions over the three year performance period. The performance criteria is currently based on Nutrien’s relative Total Shareholder Return (TSR).

At the end of the three-year performance period, Nutrien’s TSR performance will be compared to that of the PSU Peer Group (discussed below). Performance is assessed at the end of each year, with the resulting three years averaged over the full performance period to determine the performance factor multiplier. The multiplier and vesting conditions apply to both the original grant and dividend equivalents.

The graph below illustrates the performance range and factor that can range from 0% to 200% of target.

•   No PSUs will pay out for ranking below the 25th percentile.

•   The maximum payout multiplier is 200% of target, which is earned when the performance is at or above the 75th percentile.

•   If Nutrien’s TSR is negative over the performance measurement period, payout multiplier is capped at target.

PSU Peer Group

Given the diverse nature of the Corporation’s business, the HR&C Committee has found it challenging to set a PSU Peer Group derived solely of Nutrien’s direct competitors. Therefore, a group of companies with some competitive overlap has been identified and used, consisting of competitors in one or more segments of our business, competitors for shareholder investment or companies with similar business models. The criteria for inclusion in the PSU Peer Group consists of:

✓  companies in the fertilizer or agricultural industries;

✓  companies with comparable market capitalization; and

✓  companies that have a similar risk profile.

It is anticipated that the PSU Peer Group will evolve over time to reflect these criteria, with a view to ensuring the change in peers does not result in unintended consequences.

The HR&C Committee considers it appropriate to establish separate peer groups for compensation and performance assessment purposes. The Compensation Peer Group consists of North American companies that represent our primary market for executive talent, whereas the PSU Peer Group is a more global array of companies that represent reasonable investment alternatives for shareholders.

EXECUTIVE COMPENSATION

The PSU Peer Group utilized for the 2018 grant was comprised of the following companies:

• AGCO Corporation • Archer-Daniels-Midland Company • Bunge Limited • CF Industries Holdings, Inc.	• Deere & Company • FMC Corporation • Incitec Pivot Limited • Ingredion Incorporated	• Israel Chemicals Ltd. • K+S Aktiengesellschaft • Mosaic Company • Yara International ASA

Stock Options

Stock options align our executives with the expectations of shareholders as any value realized is dependent on an increase in Nutrien’s share price. They are long-term in nature, with a ten-year term and vesting period over four years which also encourages retention.

2018 PSU and Stock Option Grants

At the beginning of 2018, Nutrien granted the following long-term incentives to the NEOs:

	Performance Share Units(1)		Stock Options(2)		Total Value 2018 Grant ($)
NEO	Number Granted	Value ($)(3)	Number Granted	Value ($)(3)
Chuck Magro	86,177	$3,834,877	391,715	$3,834,890	$7,669,767
Mike Frank	20,261	$901,615	92,096	$901,620	$1,803,235
Steve Douglas	16,832	$749,024	76,507	$749,004	$1,498,028
Fred Thun	3,923	$174,574	17,831	$174,565	$349,139
Jochen Tilk	48,499	$2,158,206	220,450	$2,158,206	$4,316,412
Wayne Brownlee	19,656	$874,692	89,346	$874,697	$1,749,389

Notes:

(1)	Number of PSUs granted was based on a grant price of $44.50, which reflected the volume weighted average price for the trading day prior to the date of grant.

(2)	Number of Stock Options granted was based on an exercise price of $44.50 and the option value ratio used for financial reporting purposes of 22%.

(3)	For executives paid in Canadian dollars, the target long-term incentive value is converted to U.S. dollars on the date of the grant.

Management Equity Ownership Requirements

NEOs and certain other designated executive officers are expected to hold an amount of equity equal to a multiple of base salary within five years of their appointment. PSUs (which track the value of the common shares at the target level of achievement) count towards the equity ownership requirements, capped at one-third of the number of PSUs held by the NEO for each year that the PSUs are tracking at or above target. To determine compliance with the equity ownership requirements, the value of common shares is assessed at the higher of (i) the original common share purchase price, and (ii) the market value of the common shares. The value of PSUs is based on market value. Stock options do not count towards the equity ownership requirements. All of our NEOs are in compliance with their equity ownership requirements.

See page 38 for information about our Securities Trading Policy, which prohibits directors and officers from entering into certain transactions that could reduce the risk of equity ownership.

EXECUTIVE COMPENSATION

The following table sets out the equity ownership interests of our NEOs who continued in office as at December 31, 2018:

NEO	Equity Ownership Requirement(1)		Equity Ownership		NEO’s Equity-at-Risk(2)
	Multiple of Base Salary	2018 Ownership Requirement (U.S.$)(3)	Common Shares (#)	Eligible PSUs (#)(4)	Common Shares (U.S.$)	PSUs (U.S.$)(4)	Multiple of Base Salary
Chuck Magro(3)	5x	$5,864,243	65,101	83,549	$3,059,747	$3,926,812	5.96
Mike Frank	3x	$2,700,000	Nil	65,398	Nil	$3,073,700	3.42
Steve Douglas(3)	3x	$1,649,318	Nil	17,719	Nil	$ 832,775	1.51

Notes:

(1)	Executive officers have five years to comply with equity ownership requirements. Nutrien considers the requirement met if the target is achieved on a prorated basis.

(2)	Based on Nutrien’s closing share price on the NYSE on December 31, 2018 of U.S.$47.00.

(3)	Base salaries paid to NEOs in Canadian dollars have been converted into U.S. dollars at the Bank of Canada exchange rate on December 31, 2018 of U.S.$1.00 = CAD$1.3642.

(4)	Amounts reported include PSUs credited as dividend equivalents.

Total Shareholder Return – Share Performance Graph

The following graph illustrates Nutrien’s Total Shareholder Return in Canadian dollars, assuming an initial investment of $100 in our common shares on January 1, 2018 (assuming reinvestment of dividends) and compares it to the return of the S&P/TSX Composite Index during that same period. We are unable to compare the trend in our Total Shareholder Return with the trend in total compensation awarded to our NEOs since it has only been one year since our merger. However, long-term incentives represent a significant portion of our NEOs compensation, where the value realized is tied directly to share price performance.

EXECUTIVE COMPENSATION

2018 Executive Compensation

Summary Compensation Table

The following table provides a summary of the compensation earned by our NEOs for services rendered in all capacities during 2018, 2017 and 2016. Specific aspects of this compensation are dealt with in further detail in the following notes and tables:

Name		Year	Salary(1) (U.S.$)		Share-based Awards(2)(3)(4) (U.S.$)		Option-based Awards(5)(6)(7) (U.S.$)	Non-Equity Incentive Plan Compensation – Annual Incentive Plans(8) (U.S.$)		Pension Value(9) (U.S.$)	All other Compensation(10) (U.S.$)		Total Compensation(11) (U.S.$)

Chuck Magro	President & CEO (Nutrien)	2018	$1,234,854		$3,834,877		$3,834,890	$3,405,727		$540,930	$ 38,577		$12,889,855	(12)
	President & CEO (Agrium)	2017	$1,218,133		$2,687,720		$2,661,193	$2,647,614		$462,110	$ 36,817		$ 9,713,587
		2016	$1,128,877		$2,541,125		$2,505,192	$2,072,957		$410,228	$ 34,614		$ 8,692,993
Mike Frank	EVP & CEO, Retail (Nutrien)	2018	$900,000		$ 901,615		$ 901,620	$1,175,310		$315,105	$ 88,743		$ 4,282,393
	EVP & President, Retail (Agrium)(13)	2017	$225,000		$6,400,004	(14)	Nil	$ 306,788		$82,007	$ 3,532,796	(14)	$10,546,595

Steve Douglas	EVP & CIO (Nutrien)	2018	$578,838		$ 749,024		$ 749,004	$ 808,057		$266,922	$ 148,412		$ 3,300,257
	Senior VP & CFO (Agrium)	2017	$570,564		$ 594,560		$ 588,688	$1,220,052		$229,678	$ 164,332		$ 3,367,874
		2016	$470,554		$ 561,282		$ 553,369	$ 640,151		$204,861	$ 135,882		$ 2,566,099
Fred Thun	Interim CFO (Nutrien) Effective November 1, 2018	2018	$299,707		$ 174,574		$ 174,565	$ 248,832		$125,521	$ 51,346		$ 1,074,545
Jochen Tilk	Executive Chair (Nutrien) Stepped down September 30, 2018	2018	$688,250	(15)	$2,158,206		$2,158,206	$1,945,867	(16)	$157,311	$12,952,684	(17)	$20,060,524
	President & CEO (PotashCorp)	2017	$924,534		$3,045,613		$ 794,768	$2,144,538		$158,679	$ 55,243		$ 7,123,375
		2016	$779,649		$1,600,063		$ 681,360	$ 648,763		$110,307	$ 77,220		$ 3,897,362
Wayne Brownlee	EVP & CFO (Nutrien) Stepped down October 31, 2018	2018	$526,394	(18)	$ 874,692		$ 874,697	$ 449,545	(19)	$(29,960)	$ 3,111,585	(20)	$ 5,806,953
	EVP, Treasurer & CFO (PotashCorp)	2017	$635,000		$1,288,145		$ 336,151	$ 726,000		$(287,614)	$ 24,775		$ 2,722,457
		2016	$625,674		$ 743,256		$ 316,626	$ 359,000		$(418,529)	$ 39,333		$ 1,665,360

Notes:

(1)	Amounts reported represent the base salary amount paid to NEOs in the years indicated.

(2)

Amounts reported for 2018 represent the grant date fair value of PSUs awarded in 2018. Grant date fair value reflects the number of PSUs granted multiplied by the grant price of $44.50. The grant price was based on the volume weighted average price for the trading day prior to the grant date. Grant date fair value differs from the value used for financial reporting purposes (accounting fair value) which has been calculated using a Monte Carlo Simulation Model. The accounting fair value determined under this method was $42.69 per PSU. The values shown are derived at a point in time and will be different than the value upon vesting. See “Section Four: Executive Compensation – 2018 Executive Compensation – Long-Term Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards” for the value of outstanding PSU awards at December 31, 2018.

EXECUTIVE COMPENSATION

(3)

Amounts reported for former Agrium NEOs in 2017 and 2016 represent the grant date fair value of PSUs awarded in 2017 and 2016. Grant date fair value was calculated using the expected life binomial lattice methodology. This model and the underlying assumptions were used to provide consistent long-term incentive valuation across competitive market data. The underlying assumptions and values are outlined in the table below. They differ from the values used for financial reporting purposes (accounting fair value) which have been calculated using a Monte Carlo Simulation Model. The values shown are derived at a point in time and will be different than the value upon vesting:

Assumptions	2017 Grant Value	2016 Grant Value
Share price on date of grant	$104.25	$85.58
Expected term in years	3	3
Expected volatility	22%	21%
Expected dividend yield	4%	3%
Payout range	0%-200%	0%-200%
PSU value ratio	81%	81%
PSU value	$84.44	$69.32
Accounting fair value	$111.12	$90.12

(4)

Amounts reported for former PotashCorp NEOs in 2017 and 2016 represent the grant date fair value of PSUs awarded in 2017 and 2016, respectively, calculated in accordance with FASB ASC Topic 718. The underlying assumptions and values are outlined in the table below.

Assumptions	2017 Grant Value	2016 Grant Value
Share price on date of grant	$18.70	$15.94
Expected term in years	3	1-3
Expected volatility	30.1%	29.3%
Payout range	0%-200%	0%-200%
PSU value ratio	95%	58%
PSU accounting fair value	$17.76	$9.25

(5)

Amounts reported for 2018 represent the grant date fair value of stock options awarded in 2018 as calculated for financial reporting purposes (accounting fair value). Grant date fair value has been calculated using the Black-Scholes-Merton option pricing model. Underlying assumptions and values are outlined in the table below. The values shown are “theoretical values” derived at a point in time and will be different than the value upon exercise. See “Section Four: Executive Compensation – 2018 Executive Compensation – Long-Term Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards” for the value of outstanding option-based awards at December 31, 2018.

Assumptions	2018 Grant Value
Share price on date of grant	$44.50
Expected life in years	7.5
Expected volatility	29%
Expected dividend yield	3.58%
Option value ratio	22%

(6)

For 2017 and 2016, amounts reported for former Agrium NEOs represent the grant date fair value of stock options awarded in 2017 and 2016, respectively. Grant date fair value has been calculated using the expected life binomial lattice methodology. This model and the underlying assumptions were used to ensure consistent long-term incentive valuation across competitive market data. Underlying assumptions and values are outlined in the table below. They differ from the values used for financial reporting purposes (accounting fair value which have been calculated using a Black Scholes Model) mainly due to differences in assumptions such as expected life and volatility. See “Schedule C – Summary of Agrium Legacy Incentive Compensation Plans” for more details related to the Agrium Legacy Stock Option Plan.

Assumptions	2017 Grant Value	2016 Grant Value
Share price on date of grant	$103.22	$84.37
Expected life in years	6.25	6.25
Expected volatility	22%	21%
Expected dividend yield	4%	3%
Option value ratio	12%	12%
Option value	$12.39	$10.12
Accounting fair value	$21.86	$18.23

(7)

Amounts reported for former PotashCorp NEOs represent the grant date fair value of stock options awarded in 2017 and 2016, respectively, calculated in accordance with FASB ASC Topic 718. The underlying assumptions and values are outlined in the table below. See “Schedule D – Summary of PotashCorp Legacy Incentive Compensation Plans” for more details related to the PotashCorp Legacy 2016 LTIP.

Assumptions	2017 Grant Value	2016 Grant Value
Share price on date of grant	CAD$24.50	CAD$20.49
Expected life in years	5.9	5.9
Expected volatility	28.6%	29.7%
Expected dividend yield	2.14%	6.27%
Performance range	N/A	N/A
Option value ratio	22.3%	12.2%
Option accounting fair value	CAD$5.47	CAD$2.49

EXECUTIVE COMPENSATION

(8)

The amounts reported in 2017 to three NEOs include one-time discretionary transaction awards to recognize their important roles and significant efforts in connection with the completion of the merger. The discretionary awards included in 2017 were: Mr. Tilk ($826,195), Mr. Brownlee ($250,000) and Mr. Douglas ($500,000). These awards were solely in connection with the completion of the merger and will not be included for purposes of calculating any severance payments.

(9)	Amounts reported include all compensatory items related to the defined benefit and defined contribution plans, including service costs, plan changes and above market earnings.

(10)

Amounts reported represent all perquisites and include items such as car allowance, financial planning and executive medicals. For Mr. Tilk and Brownlee it also includes savings plan contributions (amounts for 2018 were $20,648 and $15,792, respectively). In 2018, 2017 and 2016, Mr. Douglas received a travel allowance of $131,884, $146,696 and $119,293 respectively, paid in relation to his travel between his home in Mississauga, Ontario and his office in Calgary, Alberta. In 2018, Mr. Frank received moving expenses of $61,437. In 2018, Mr. Thun received $38,589 in recognition of his role as Interim CFO. Refer to notes 17 and 20 for further details regarding Other Compensation for Mr. Tilk and Brownlee, respectively.

(11)

For 2018, cash compensation data amounts for compensation paid in Canadian dollars has been converted into U.S. dollars at a 2018 average annual exchange rate of U.S.$1.00 = CAD$1.2957. Defined benefit pension obligations have been converted from Canadian dollars to U.S. dollars using the 2018, 2017 and 2016 Bank of Canada exchange rates on December 31 of U.S.$1.00 = CAD$1.3642, U.S.$1.00 = CAD$1.2545 and U.S.$1.00 = CAD$1.3427, respectively. Equity compensation is denominated in U.S. dollars and thus does not require the application of an exchange rate. For 2017 and 2016, cash compensation data amounts for Canadian-based former Agrium executives have been converted from Canadian dollars to U.S. dollars using the 2017 and 2016 average annual exchange rates of U.S.$1.00 = CAD$1.2986 and U.S.$1.00 = CAD$1.3248, respectively. For former PotashCorp executives, amounts that were paid in Canadian dollars have been converted to United States dollars using the average exchange rate for the month prior to the date of payment, with the exception of 2017 cash compensation, which has been converted using the 2017 average annual exchange rate of U.S.$1.00 = CAD$1.2986.

(12)

Consistent with prevailing market practice, the HR&C Committee approved the use of the accounting value for determining stock option awards to simplify the process and mitigate differences in values between what is delivered and what is reported. PSUs are valued at face value. As such, the 2018 stock option and PSU awards are reported on this new basis whereas 2017 and 2016 equity awards are reported under the prior valuation methodology. This equity valuation change accounts for all but 4% of the increase in Mr. Magro’s total compensation from 2017 to 2018.

(13)	Mr. Frank joined Agrium in September 2017 as Executive Vice President and President, Retail.

(14)

In September 2017, Mr. Frank left a senior position at Monsanto to join Agrium as Executive Vice President and President, Retail. In order to compensate him for the market value of his unvested equity awards from Monsanto that he forfeited in order to join Agrium, he received a one-time transitional grant of PSUs under Agrium’s Legacy PSU/RSU Plan valued at $6,400,004, which vests at the end of a three-year performance period based on actual achievement of the applicable performance metrics. In order to compensate him for the additional amount that would have become payable to him on settlement of his equity awards on closing of the merger between Monsanto and Bayer (which has since been completed), as well as severance that would have been triggered with the change in control, he also received a one-time cash bonus of $3,500,000. These awards are solely in connection with the hiring of Mr. Frank and will not be included for purposes of calculating any severance payments.

(15)	Base salary to September 30, 2018.

(16)	Bonus payout for exceeding total committed synergy targets to September 30, 2018.

(17)

Includes change in control severance payments resulting from a resignation for good reason within two years of a change in control, calculated with reference to the Corporation’s contractual obligations under Mr. Tilk’s 2014 executive employment agreement, as amended by his separation agreement and release, to take into account potential statutory and common law entitlements that could result by reason of Mr. Tilk’s agreement to depart on September 30, 2018 and not May 31, 2019 as previously agreed. This lump sum cash payment is equal to:

•	severance equal to two years annual salary plus average bonus in the two years prior to termination ($5,768,990)

•

other amounts related to compensation determined to be payable to Mr. Tilk for his contract ending May 31, 2019 as agreed, including salary and bonus to the end of the contract, and long-term incentives ($6,517,110); and

•	amounts the Corporation would have made to Nutrien pension and SERI plans or other pension or benefit plans and certain perquisites ($639,864).

Further details on our contractual obligations to Mr. Tilk are provided under “NEO Contracts, Termination and Change in Control Benefits” below.

(18)	Base salary to October 31, 2018.

(19)	Annual bonus at target to October 31, 2018.

(20)

Includes change in control severance payments resulting from a resignation for good reason within two years of a change in control, calculated with reference to the Corporation’s contractual obligations under Mr. Brownlee’s 1994 executive employment agreement. This lump sum cash payment relates to severance equal to three years base salary plus average bonus in the three years prior to termination ($3,091,000). Further details on our contractual obligations to Mr. Brownlee are provided under “NEO Contracts, Termination and Change in Control Benefits” below.

Nutrien maintains executive compensation in home currency (Canadian based NEOs are paid in Canadian dollars and U.S. based NEOs are paid in U.S. dollars), with the exception of Wayne Brownlee, who was based in Canada but paid in U.S. dollars.

Long-Term Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table provides details regarding outstanding options and share-based awards as of December 31, 2018. In the case of Chuck Magro, Mike Frank, Steve Douglas and Fred Thun, prior to 2018, stock options were granted under the Agrium Stock Option and Tandem SAR Plan, and the PSUs were granted under the Agrium PSU/RSU Plan. In the case of Wayne Brownlee, the stock options were granted under the applicable PotashCorp 2016 Long-Term Incentive Plan or PotashCorp Performance Option Plan. Jochen Tilk is not represented in the following table as he did not have any outstanding options or share-based awards as of December 31, 2018.

See “Schedule C – Summary of Agrium Legacy Incentive Compensation Plans” and “Schedule D – Summary of PotashCorp Legacy Incentive Compensation Plans” for the terms and conditions attached to the legacy long-term incentive awards.

EXECUTIVE COMPENSATION

	Option Awards(1)					Share-based Awards(1)

Name	Option Grant Date	Number of Securities Underlying Unexercised Options	Options Exercise price (U.S.$)	Options Expiration date	Aggregate Value of Unexercised in-the- money Options(1) (U.S.$)	PSU Grant Date		Number of PSUs that have not vested(2) (#)	Market Value of PSUs that have not vested (performance to date)(2)(3) (U.S.$)		Market Value of PSUs that have not vested (target performance)(2)(3) (U.S.$)	Payout Value of PSUs that have vested and are not paid out(2)(4) (U.S.$)
Chuck Magro	25-Feb-10	8,251	$28.35	25-Feb-20	$153,881	1-Jan-16		Nil	Nil		Nil	$6,488,858
	24-Feb-11	6,223	$40.87	24-Feb-21	$38,147	1-Jan-17		75,790	$4,951,361		$3,562,130
	20-Mar-12	21,825	$39.59	20-Mar-22	$161,723	20-Feb-18		88,965	$4,181,355		$4,181,355
	25-Feb-13	47,405	$45.35	25-Feb-23	$78,218
	24-Feb-14	199,700	$40.60	24-Feb-24	$1,278,080
	25-Feb-15	402,452	$51.96	25-Feb-25	Nil
	26-Feb-16	551,793	$37.84	26-Feb-26	$5,054,424
	22-Feb-17	479,111	$46.29	22-Feb-27	$340,169
	20-Feb-18	391,715	$44.50	20-Feb-28	$979,288
	Total	2,108,475			$8,083,930	Total		164,755	$9,132,716		$7,743,485	$6,488,858
Mike Frank	20-Feb-18	92,096	$44.50	20-Feb-28	$230,240	15-Sep-17		178,979	$11,692,698	(6)	$8,412,013
						20-Feb-18		20,916	$983,052		$983,052
	Total	92,096			$230,240	Total		199,895	$12,675,750		$9,395,065
Steve Douglas	25-Feb-15	116,051	$51.96	25-Feb-25	Nil	1-Jan-16		Nil	Nil		Nil	$1,433,256
	26-Feb-16	121,885	$37.84	26-Feb-26	$1,116,467	1-Jan-17		16,766	$1,095,323		$788,002
	22-Feb-17	105,985	$46.29	22-Feb-27	$75,249	20-Feb-18		17,377	$816,719		$816,719
	20-Feb-18	76,507	$44.50	20-Feb-28	$191,268
	Total	420,428			$1,382,984	Total		34,143	$1,912,042		$1,604,721	$1,433,256
Fred Thun	25-Feb-10	3,746	$28.35	25-Feb-20	$69,863	1-Jan-16		Nil	Nil		Nil	$314,902
	24-Feb-11	2,981	$40.87	24-Feb-21	$18,274	1-Jan-16	(5)	Nil	Nil		Nil	$97,063
	20-Mar-12	8,349	$39.59	20-Mar-22	$61,866	1-Jan-17		3,577	$233,685		$168,119
	25-Feb-13	14,405	$45.35	25-Feb-23	$23,768	1-Jan-17	(5)	1,664	$78,208		$78,208
	24-Feb-14	19,838	$40.60	24-Feb-24	$126,963	20-Feb-18		4,050	$190,350		$190,350
	25-Feb-15	33,421	$51.96	25-Feb-25	Nil
	26-Feb-16	13,386	$37.84	26-Feb-26	$122,616
	22-Feb-17	11,306	$46.29	22-Feb-27	$8,027
	20-Feb-18	17,831	$44.50	20-Feb-28	$44,578
	Total	125,263			$475,955	Total		9,291	$502,243		$436,677	$411,965
Wayne Brownlee	7-May-09	37,200	CAD$ 93.30	7-May-19	Nil
	6-May-10	24,120	CAD$ 87.50	6-May-20	Nil
	12-May-11	17,240	CAD$125.50	12-May-21	Nil
	17-May-12	26,600	CAD$ 99.83	17-May-22	Nil
	16-May-13	29,720	CAD$111.68	16-May-23	Nil
	15-May-14	37,633	CAD$101.08	15-May-24	Nil
	12-Dec-14	17,173	CAD$101.05	12-Dec-24	Nil
	12-May-15	27,518	CAD$ 97.88	12-May-25	Nil
	11-May-16	65,364	CAD$ 52.18	11-May-26	$602,336
	20-Feb-17	32,199	CAD$ 61.25	20-Feb-27	$71,321
	20-Feb-18	89,346	$44.50	20-Feb-28	$223,365
	Total	404,113			$897,022

Notes:

(1)

Outstanding awards granted before 2018 have been converted to Nutrien common shares with corresponding adjustments to the exercise prices. December 31, 2018 values are based on Nutrien’s closing share price on the NYSE on December 31, 2018 of U.S.$47.00 and Nutrien’s closing share price on the TSX on December 31, 2018 of CAD$64.12 (based on the stock exchange on which the original award was granted). The value of grants made in Canadian dollars has been converted into U.S. dollars at a 2018 average annual exchange rate of U.S.$1.00 = CAD$1.2957.

(2)	Includes PSUs credited as dividend equivalents.

(3)

For the 2017 and 2018 PSU grants, reflects the market value of PSUs that have not yet vested based on Nutrien’s closing share price on the NYSE on December 31, 2018 of U.S.$47.00 and tracking performance to December 31, 2018 (as applicable).

(4)

PSUs granted in 2016 that matured in 2018 were paid out in March 2019 based on Nutrien’s average closing share price for the month of December 2018 of U.S.$47.42 per common share. See note 4 of the Long-Term Incentive Plan Awards – Value Vested or Earned During the Year table.

(5)	Mr. Thun received grants of RSUs under the Agrium Legacy PSU/RSU Plan. Amounts reported include RSUs credited as dividend equivalents.

(6)	See note 14 of the summary compensation table starting on page 48.

EXECUTIVE COMPENSATION

Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides details regarding the option-based, share-based and non-equity incentive-based awards that vested or were earned during the year ended December 31, 2018:

	Option-Based Awards			Share-Based Awards

Name	Grant Date	Number Vested(1) (#)	Value Vested or Earned During the Year(2)(3) (U.S.$)	Grant Date	Value Vested or Earned During the Year(4) (U.S.$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(5) (U.S.$)
Chuck Magro	24-Feb-14	49,925	$485,271	1-Jan-16	$6,488,858
	25-Feb-15	100,613	Nil
	26-Feb-16	137,950	$1,695,406
	22-Feb-17	119,778	$154,514
	Total		$2,335,191	Total	$6,488,858	$3,405,727
Mike Frank					Nil
				Total	Nil	$1,175,310
Steve Douglas	25-Feb-15	29,012	Nil	1-Jan-16	$1,433,256
	26-Feb-16	30,472	$374,501
	22-Feb-17	26,496	$34,180
	Total		$408,681	Total	$1,433,256	$808,057
Fred Thun	24-Feb-14	4,959	$70,170	1-Jan-16	$411,965
	25-Feb-15	16,710	$46,621
	26-Feb-16	10,039	$169,759
	22-Feb-17	11,306	$95,649
	Total		$382,199	Total	$411,965	$248,832
Jochen Tilk(6)	11-May-16	140,716	$2,432,692	11-May-16	$1,416,302
	20-Feb-17	76,129	$783,206	20-Feb-17	$4,562,437
	20-Feb-18	220,450	$2,909,940	20-Feb-18	$5,620,390
	Total		$6,125,838	Total	$11,599,129	$1,945,867
Wayne Brownlee(6)	12-May-15	27,518	Nil	11-May-16	$675,349
	11-May-16	65,364	$848,516	20-Feb-17	$2,465,947
	20-Feb-17	32,199	$192,593	20-Feb-18	$1,927,106
	20-Feb-18	89,346	$753,187
	Total		$1,794,296	Total	$5,068,402	$449,545

Notes:

(1)

Vesting of stock options is determined by the board at the time of grant. For Nutrien and Agrium, stock options generally vest in 25% annual increments over a four year period. For PotashCorp, POP stock options granted before 2018 vest after the three year performance period and the following audited financial results.

(2)	The value vested or earned during the year for option-based awards has been calculated based on the number of stock options vested at the time and the share prices at the time of vesting.

(3)

Shows the aggregated dollar value that would have been realized if all stock options vested in 2018 were exercised on the vesting date. The value for grants made in Canadian dollars have been converted into U.S. dollars at the average 2018 exchange rate of U.S.$1.00 = CAD$1.2957.

(4)

PSUs granted to Mr. Magro, Mr. Thun and Mr. Douglas in 2016 that matured in 2018 were paid out in March 2019 based on Nutrien’s average share price for the month of December 2018 on the NYSE of U.S.$47.42 and performance multiplier for the period based on Agrium performance for 2016 and 2017 and Nutrien performance for 2018.

As Mr. Tilk and Mr. Brownlee stepped down effective September 30, 2018 and October 31, 2018, respectively, the vesting of their PSUs granted in 2016, 2017 and 2018 was accelerated and paid out based on actual achievement, measured as of their departure date, in accordance with their terms in circumstances resulting from a resignation for good reason within two years of a change in control and the share price on the date of payout. The values were converted at the average 2018 exchange rate of U.S.$1.00 = CAD$1.2957.

Amounts reported include PSUs credited as dividend equivalents.

(5)	Represents the total payments to each NEO under Nutrien’s Annual Incentive Plan attributable to performance in 2018.

(6)

As Mr. Tilk and Mr. Brownlee stepped down effective September 30, 2018 and October 31, 2018, respectively, their 2018 annual bonus was prorated to the date of their departure. Further details on our contractual obligations to Mr. Tilk and Mr. Brownlee are provided under “NEO Contracts, Termination and Change in Control Benefits” below.

EXECUTIVE COMPENSATION

Number of Securities Issuable and Issued as at December 31, 2018

The following table presents prescribed disclosure of the total potential maximum level of dilution under all of the Corporation’s share-based incentive compensation arrangements providing for the issuance of common shares from treasury as required under Form 51-102F5 – Information Circular. All information in the table is given based on the 608,535,477 outstanding common shares of Nutrien as at December 31, 2018.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights (U.S.$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)		(b)	(c)
Equity compensation plans approved by shareholders
Nutrien Stock Option Plan	1,613,453		$44.50	21,018,333
Agrium Legacy Stock Option Plan Approved by Shareholders of Agrium(1)	4,413,296		$43.56	Nil
PotashCorp Legacy Share-Based Plans Approved by Shareholders of PotashCorp(2)	131,700	(3)	N/A	Nil
	4,362,890	(4)(5)	$73.05	Nil
Total:	10,521,339		$56.09	21,018,333

Notes:

(1)

At the closing of the merger of our two legacy companies, the Corporation assumed the shareholder-approved legacy Agrium Stock Option Plan (the Agrium Legacy Stock Option Plan) and the outstanding stock options granted under the plan. The Agrium Legacy Stock Option Plan is the only legacy Agrium incentive compensation plan that is settled in treasury shares, as described in “Schedule C – Summary of Agrium Legacy Incentive Compensation Plans.” Outstanding awards denominated in Agrium common shares have been converted to Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 2.23 Nutrien common shares for every one Agrium common share. No further stock options may be granted under the Agrium Legacy Stock Option Plan.

(2)

At the closing of the merger of our two legacy companies, the Corporation assumed the shareholder-approved legacy PotashCorp Performance Stock Option Plans implemented in the years prior to 2016 and the PotashCorp 2016 Long-Term Incentive Plan (collectively, the PotashCorp Legacy Share-Based Plans), and the outstanding awards (performance stock options, stock options and PSUs) granted under the plans. The PotashCorp Legacy Share-Based Plans are the only legacy PotashCorp incentive compensation plans that are settled in treasury shares, as described in “Schedule D – Summary of PotashCorp Legacy Incentive Compensation Plans.” Outstanding awards denominated in PotashCorp common shares have been converted to Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 0.4 Nutrien common shares for every one PotashCorp common share. No further awards may be granted under the PotashCorp Legacy Share-Based Plans.

(3)

Under the legacy PotashCorp 2016 Long-Term Incentive Plan, 65,850 PSUs are outstanding that are subject to performance vesting criteria and may be settled in cash or common shares. The amount reported assumes the maximum payout multiplier is 200% and that all PSUs are settled in common shares.

(4)	Under the PotashCorp 2016 Long-Term Incentive Plan, 1,379,384 stock options are outstanding that are not subject to performance vesting criteria.

(5)	Under the PotashCorp Performance Stock Option Plans implemented between 2009 and 2015, an aggregate of 2,983,506 performance stock options are outstanding.

Burn Rates

The annual burn rates over the last three financial years for common shares granted annually under the Stock Option Plan and each legacy share-based long-term incentive plan assumed by the Corporation are as set out in the table below. In accordance with the rules of the Toronto Stock Exchange, the burn rate is calculated by dividing the number of share-based awards granted under the share-based compensation arrangement during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year, expressed as a percentage:

Share-Based Compensation Arrangements	2018 Burn Rate	2017 Burn Rate	2016 Burn Rate
Nutrien Stock Option Plan	0.30%	N/A	N/A
Agrium Legacy Stock Option Plan	0.00%	0.38%	0.44%
PotashCorp Legacy Share-Based Plans(1)	0.00%	0.18%	0.37%

Note:

(1)

PSUs issued pursuant to PotashCorp’s Legacy Share-Based Plans are subject to performance multipliers ranging from 0% to 200% of the number of awards granted on the grant date. For these awards, the amount reported assumes the payout multiplier is 100%. See “Schedule D – Summary of PotashCorp Legacy Incentive Compensation Plans.”

EXECUTIVE COMPENSATION

Legacy awards made under the Agrium Legacy Stock Option Plan and the PotashCorp Legacy Share-Based Plans will continue to vest and be exercised or settled until all stock options are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2027), and all PSUs are settled, expire or are terminated in accordance with their terms (the last PSU performance cycle ends December 31, 2019), following which the legacy plans will terminate.

Retirement Arrangements

NEOs participate in both registered (or qualified) plans and non-registered (or non-qualified) plans. The registered (or qualified) plans are of the defined contribution plan type (DC Plans) and the non-registered (or non-qualified) plans are both the defined contribution and defined benefit type – either the defined contribution supplemental executive retirement plan or the defined benefit supplemental executive retirement plan (DC SERP or DB SERP). While tax contribution limits for the DC Plans differ between Canada and the U.S., Nutrien sets the 401(k) Savings Plan company limit equal to the Canadian DC Plan for the U.S. NEO (Mike Frank).

Summary of Retirement Arrangements

Magro, Frank, Douglas and Thun
DC Plan	• Nutrien contributes 6% of eligible earnings to the maximum imposed by the Income Tax Act (Canada). • Nutrien matches voluntary contributions at a rate of 50% to a maximum of 3% of eligible earnings.
DB SERP

•    Provides a pension benefit of 2% of the average of the three years’ highest earnings multiplied by years of service as an executive.

•    Earnings are defined as salary in excess of DC Plan eligible earnings, plus actual incentive to a maximum of the target incentive.

•    Earnings for the purpose of the DB SERPs are capped at $2,500,000 for the CEO and $1,000,000 for other NEOs.

•    Nutrien does not grant additional service credit, except as needed to recognize the notice period in the event an NEO is terminated without cause.

•    Total pension payable is further limited to 70% of final salary.

•    Normal retirement is age 60. Early retirement is available at age 55, however pension benefits are reduced by 6% for each year retirement occurs before age 60. Similarly, pension benefits are increased by 6% for each year retirement occurs after age 60.

•    Benefits are paid for life with a spousal survivor pension of 60% of the NEO’s pension or a 15-year guarantee for a NEO without a spouse at retirement.

•    The original participants on inception of the plan (June 25, 2006) are fully vested; participants that entered the plan between inception and December 31, 2012 vest at a rate of 25% per year; while new participants after January 1, 2013 vest at 16.7% per year.

•    The DB SERPs are unfunded; benefits are paid from Nutrien’s general revenues.

•    DB SERPs for Canadian NEOs are secured through a letter of credit held by a third party trustee. DB SERPs for U.S. NEOs are not eligible for Canadian DB SERP security.

EXECUTIVE COMPENSATION

Tilk and Brownlee
DC Plan

•    Nutrien contributes a matching 5.5% of eligible earnings to the maximum imposed by the Income Tax Act (Canada) to the registered pension plan plus an additional 3% of eligible earnings to the savings plan.

•    Discretionary profit related contributions up to 3% of eligible pay are available. There was no profit sharing contribution paid in 2018.

DC SERP (Tilk)

•    Nutrien contributes 10% of eligible earnings, less registered DC pension plan contributions, for certain eligible Canadian executives hired after July 1, 2014, including Mr. Tilk.

•    Plan earnings are credited each month based on Government of Canada 10-Year bond rates.

•    Benefits vest after two years of service and are unfunded.

DB SERP (Brownlee)	• Nutrien provides a DB pension benefit for certain pre-2014 PotashCorp Canadian executives, including Mr. Brownlee.

•    The formula is 5% of the average of the three highest years’ earnings multiplied by years of service to a maximum of 10 years, plus 2% of the average of the three highest years’ earnings multiplied by service in excess of 25 years to a maximum of 10 additional years. Different formulas apply to eligible pay and service for years after July 2009.

• Benefits under the registered DC pension plan are offset from the otherwise calculated pension benefit.
• Normal Retirement is age 65. Unreduced benefits are available at age 62. Reduced early retirement benefits are available at age 55.
• Benefits are payable for the life of the participant, with optional joint and survivor or lump sum distributions options available.
• Mr. Brownlee’s SERP is unfunded but secured through a letter of credit.
• Accrued benefits generally vest at age 55 and were vested upon the Nutrien change in control.

Retirement Arrangements Value Disclosure

The following table presents the benefits accumulated under the DC Plans and DC SERP Plans as of December 31, 2018:

Name	Accumulated value at start of year (U.S.$)(1)	Compensatory (U.S.$)(1)	Accumulated value at year end (U.S.$)(1)
Chuck Magro	$ 332,925	$ 12,271	$324,187
Mike Frank	$ 2,858	$ 15,977	$ 40,268
Steve Douglas	$ 76,111	$ 12,271	$ 84,717
Fred Thun	$ 343,546	$ 12,271	$328,212
Jochen Tilk	$ 570,673	$157,311	Nil
Wayne Brownlee	$1,820,092	$ 10,226	Nil

Note:

(1)

Canadian dollar accumulated value amounts have been converted from Canadian dollars to U.S. dollars using the Bank of Canada exchange rate on December 31, 2017 and 2018 of U.S.$1.00 = CAD$1.2545 and U.S.$1.00 = CAD$1.3642, respectively and the compensatory amounts at the 2018 annual average exchange rate of U.S.$1.00 = CAD$1.2957, with the exception of the amounts applicable to Mr. Frank, to which no conversion rate was applied to his U.S. dollar amounts.

EXECUTIVE COMPENSATION

The following table presents, as at December 31, 2018, accrued pension obligations and projected annual retirement benefits associated with the DB SERP payable to NEOs assuming the NEOs were to retire as of the stated dates. Jochen Tilk is not represented in the following table as he did not participate in the DB SERP.

Name	Number of years credited service(1) (#)	Annual benefits payable (U.S.$)(2)(3)			Opening Present Value of Defined Benefit Obligation(4)(7) (U.S.$)	Compensatory Change(5)(7) (U.S.$)	Non- Compensatory Change(6)(7) (U.S.$)	Closing Present Value of Defined Benefit Obligation(4)(7) (U.S.$)
		At year end(7)	At age 60(7)	At age 65(7)
Chuck Magro	9.161	$335,751	$727,503	$1,183,978	$4,385,123	$528,659	$(513,154)	$4,400,628
Mike Frank	1.285	$22,950	$124,154	$277,489	$83,785	$299,128	$(44,297)	$338,616
Steve Douglas	4.159	$60,971	$185,156	$335,993	$817,632	$254,651	$(108,310)	$963,973
Fred Thun	7.667	$40,578	$103,856	$169,414	$810,715	$113,250	$(97,392)	$826,573
Wayne Brownlee	35	Nil	Nil	Nil	$12,489,308	$(40,186)	$(12,449,122)	Nil

Notes:

(1)

None of the NEOs have been credited with additional years of service above the years of service actually provided to the Corporation. Mr. Brownlee’s years of credited service includes 11.6 years of service, from May 1977 to December 1988, with the government of Saskatchewan prior to the privatization of PotashCorp in 1989 and 29.9 years of service, from December 1988 to October 2018, with PotashCorp and predecessors. Under the Prior Canadian Supplemental Plan, credited service is capped at 35 years.

(2)	The normal retirement age for former Agrium executives is 60. The normal retirement age for former PotashCorp executives is 65. Unreduced benefits are available at age 62.

(3)	The projected annual pension benefits are calculated assuming the highest average Excess Earnings remain unchanged from December 31, 2018.

(4)

The present value of defined benefit obligations is the actuarial value of projected benefits for service accrued to the date indicated. The calculation of the amounts shown in the table use actuarial assumptions and methods that are consistent with those used for calculating pension obligations disclosed in the respective consolidated financial statements. For key assumptions used, see the notes to the Corporation’s audited consolidated financial statements.

(5)

The amount related to service cost and compensation changes differs from the assumptions (as utilized for purposes of calculating pension obligations as disclosed in the Corporation’s audited consolidated financial statements).

(6)	The amount related to items such as interest on the obligation, the impact of changes in the discount rate assumption and changes in the U.S. exchange rate for Canadian-based executives.

(7)

For Canadian plan members, the annual benefits payable and the defined benefit obligations as at December 31, 2018 have been converted from Canadian dollars to U.S. dollars using the exchange rate on December 31, 2018 of U.S.$1.00 = CAD$1.3642. The defined benefit obligation as at December 31, 2017 was converted at the December 31, 2017 exchange rate of U.S.$1.00 = CAD$1.2545. The remaining components were converted at the 2018 average annual exchange rate of U.S.$1.00 = CAD$1.2957.

Employment Agreements, Termination & Change in Control

Executive Employment Agreements

The HR&C Committee believes that executive employment agreements for the Corporation’s most senior executive officers are a necessary component of a competitive compensation program and an important risk management tool by creating certainty in severance and other benefits payable upon certain termination events. Accordingly, in 2018, the HR&C Committee approved a new form of executive employment agreement to replace legacy agreements with Chuck Magro and certain other senior executive officers who are his direct reports. The legacy agreements with those senior officers who are not Mr. Magro’s direct reports will continue until they are terminated or expire in accordance with their terms. Certain legacy agreements based on older corporate governance practices that could not be replaced without triggering litigation risk were also continued.

Nutrien’s new executive employment agreements and annual and long-term incentive plans have double trigger change-in-control provisions, which means that within two years of a change of control, the Corporation must terminate the executive without cause, or the executive must resign for good reason, for the payouts and benefits to be triggered.

The merger is a “Change in Control” for purposes of the executive employment agreements and our annual and long-term compensation plans.

EXECUTIVE COMPENSATION

Highlights of the New Executive Employment Agreements

•   Builds on the refreshment of our corporate governance practices and executive compensation policies, plans and programs implemented in 2018, taking into account the corporate governance practices of the legacy companies and emerging trends in Canadian corporate governance practices.

•   Aligns the treatment of legacy Agrium and PotashCorp senior executive officers to proactively manage human resource risk by integrating the combined senior leadership teams, and provides more certainty on how the senior executive will be treated in the event of the cessation of his or her employment.

•   Does not provide for special treatment of long-term incentives if the executive officer leaves under various circumstances. Treatment of long-term incentives is covered by the long-term incentive plans.

•   Simplifies our overall executive compensation program by aligning the provisions of our executive employment agreements and our annual and long-term compensation plans.

•   Double trigger change-of-control provisions requiring both a change of control and termination of the executive, which aligns with the annual and long-term incentive plans.

•   Severance arrangements serve as consideration for restrictive covenants imposed on the executive, including an agreement not to compete or solicit following his or her departure, and an agreed form of release.

•   Agreement that incentive awards may be subject to recoupment or clawback under the Corporation’s recoupment policy.

EXECUTIVE COMPENSATION

Incremental Amounts Payable

The following table presents the incremental amounts payable to each NEO in three different circumstances, assuming the event occurred on December 31, 2018. There are no incremental amounts payable if the NEO retires, resigns voluntarily or is terminated for cause. PSUs and stock options are treated according to the terms and conditions of the long-term incentive plans, with the limited exception of those NEOs with legacy agreements which provide otherwise. See below for information about the NEO employments agreements.

NEO	Termination without Cause/ Constructive Dismissal – No Change in Control (U.S.$)(1)	Termination without Cause/ Constructive Dismissal – Within Two Years of a Change in Control (U.S.$)(1)	Change in Control Without Termination (U.S.$)(1)
Chuck Magro(1)
Salary/Annual Incentive	$5,629,673	$5,629,673
Benefits	$25,363	$25,363
Perquisites	$63,041	$63,041
Long-term Incentives
PSUs(2)	Nil	$7,743,500
Stock Options(3)	Nil	$3,761,612
Pension Benefits	$998,159	$998,159

Total Compensation	$6,716,236	$18,221,348	Nil

Mike Frank
Salary/Annual Incentive	$3,420,000	$3,420,000
Benefits	$40,000	$40,000
Perquisites	$38,800	$38,800
Long-term Incentives
PSUs(2)	$8,411,998	$9,395,072
Stock Options(3)	Nil	$230,240
Pension Benefits	$414,631	$414,631

Total Compensation	$12,325,429	$13,538,743	Nil

Steve Douglas(1)
Salary/Annual Incentive	$247,398	$1,484,386
Benefits	$16,493	$109,955
Perquisites	$3,555	$21,331
Long-term Incentives
PSUs(2)	Nil	$1,604,692
Stock Options(3)	Nil	$805,933
Pension Benefits	$40,899	$445,775

Total Compensation	$308,345	$4,472,072	Nil

Fred Thun(1)
Salary/Annual Incentive	$832,033	$832,033
Benefits	$25,363	$25,363
Perquisites	$22,724	$22,724
Long-term Incentives
PSUs(2)	$358,443	$436,671
Stock Options(3)(4)	Nil	$44,578	$44,578
Pension Benefits	$207,195	$207,195

Total Compensation	$1,445,758	$1,568,654	$44,578

Notes:

(1)	Compensation paid in Canadian dollars has been converted into U.S. dollars at the December 31, 2018 exchange rate of U.S.$1.00 = CAD$1.3642.

(2)

PSU payouts are in U.S. dollars. Values for the 2017 and 2018 PSU grants that have not yet vested are based on Nutrien’s closing share price on the NYSE on December 31, 2018 of U.S.$47.00 and assumes target performance. Actual payouts will vary depending upon Nutrien’s share price and the percentage of PSUs held by the NEO that vest based on actual performance. For Mr. Thun, also includes value of RSUs (as applicable) granted under the legacy Agrium long-term incentive plan for Vice Presidents.

(3)

Values for stock options are based on stock options that are in-the-money based on Nutrien’s closing share price on the NYSE on December 31, 2018 of U.S.$47.00 and assumes immediate full vesting of all stock options held by the NEO as at December 31, 2018. Actual payouts will vary depending upon Nutrien’s share price and the number of stock options held by the NEO that vest.

(4)	Mr. Thun, who has a legacy executive employment agreement, has immediate full vesting of stock options on a change in control (single trigger).

EXECUTIVE COMPENSATION

Jochen Tilk stepped down as Executive Chair and as a director on September 30, 2018 and Wayne Brownlee stepped down as CFO on October 31, 2018. The summary compensation table on page 48 shows the actual amounts they were paid as a result of their departure. See below for a description of their respective executive employment agreements.

Chuck Magro – President & Chief Executive Officer

Chuck Magro has a new form of executive employment agreement.

Key Provisions

Severance Period	24 months.

Termination without Cause or Resignation for Good Reason - No Change in Control, or Within Two Years of a Change in Control

Chuck Magro is entitled to a lump sum cash payment equal to:

•    his base salary for the severance period;

•    his annual incentive at target, prorated for the portion of the year worked, plus his annual incentive at target for the severance period;

•    the cost to Nutrien of his benefits for the severance period;

•    the value of Nutrien’s contributions to the DC Plan for the severance period; and

•    the value of the DC Plan accrued over the severance period.

Mr. Magro is also entitled to:

•    DB SERP service credit for the severance period; and

•    vesting and settlement of his PSUs and stock options according to the terms and conditions of our long-term incentive plans.

Restrictive Covenants	12-month non-competition provision.

24-month non-solicitation provision.

Recoupment	Agreement that incentive awards may be subject to recoupment or clawback under the Corporation’s Recoupment Policy.

Mike Frank – Executive Vice President and CEO, Retail

Mike Frank has a new form of executive employment agreement.

Key Provisions

Severance Period	24 months.

Termination without Cause or Resignation for Good Reason - No Change in Control, or Within Two Years of a Change in Control

Michael Frank is entitled to a lump sum cash payment equal to:

•    his base salary for the severance period;

•    his annual incentive at target, prorated for the portion of the year worked, plus his annual incentive at target for the severance period;

•    the cost to Nutrien of his benefits for the severance period;

•    the value of Nutrien’s contributions to the DC Plan for the severance period; and

•    the value of the DC Plan accrued over the severance period.

Mr. Frank is also entitled to:

•    DB SERP service credit for the severance period; and

•    vesting and settlement of his PSUs and stock options according to the terms and conditions of our long-term incentive plans, except that the one-time transitional grant of PSUs in 2017 valued at $6,400,004 is accelerated and paid out at target as of the termination date.

Restrictive Covenants	12-month non-competition provision.

24-month non-solicitation provision.

Recoupment	Agreement that incentive awards may be subject to recoupment or clawback under the Corporation’s Recoupment Policy.

EXECUTIVE COMPENSATION

Steve Douglas – Executive Vice President & Chief Integration Officer

Mr. Douglas has a legacy agreement.

Key Provisions

Severance Period	18 months.

Termination without Cause or Resignation for Good Reason – No Change in Control

Steve Douglas is entitled to a lump sum cash payment equal to:

•   his base salary for up to 18 months;

•   his annual incentive at target for up to 18 months;

•   the value of Nutrien’s contributions to the DC Plan for up to 18 months;

•   1% of base salary in lieu of benefits for up to 18 months; and

•   Nutrien’s cost of perquisites for up to 18 months.

Mr. Douglas is also entitled to:

•   DB SERP service credit for up to 18 months; and

•   vesting and settlement of his PSUs and stock options according to the terms and conditions of our long-term incentive plans.

Termination without Cause, or Resignation for Good Reason – Within Two Years of a Change in Control

Steve Douglas is entitled to a lump sum cash payment equal to:

•   his base salary for the severance period;

•   his annual incentive at target, prorated for the portion of the year worked, plus his annual incentive at target for the severance period;

•   the value of Nutrien’s contributions to the DC Plan for the severance period;

•   20% of base salary in lieu of benefits for the severance period; and

•   Nutrien’s cost of perquisites for the severance period.

Mr. Douglas is also entitled to:

•   DB SERP service credit for the severance period; and

•   vesting and settlement of his PSUs and stock options according to the terms and conditions of our long-term incentive plans.

Restrictive Covenants	12-month non-competition provision. 12-month non-solicitation provision.

EXECUTIVE COMPENSATION

Fred Thun – Interim Chief Financial Officer

Fred Thun has a legacy agreement.

Key Provisions

Severance Period	24 months.

Termination without Cause or Resignation for Good Reason – No Change in Control

Fred Thun is entitled to a lump sum cash payment equal to:

•   his base salary for the severance period;

•   his annual incentive at target, prorated for the portion of the year worked, plus his annual incentive at target for the severance period;

•   the cost to Nutrien of his benefits for the severance period;

•   the value of Nutrien’s contributions to the DC Plan for the severance period; and

•   the value of the DC Plan accrued over the severance period.

Mr. Thun is also entitled to:

•   DB SERP service credit for the severance period;

•   vesting and settlement of his PSUs at target; and

•   vesting and settlement of his RSU and stock options according to the terms and conditions of our long-term incentive plans.

Termination without Cause or Resignation for Good Reason – Within Two Years of a Change in Control	As above, except that there shall be immediate full vesting of all of his stock options.

Change in Control – No Termination	Mr. Thun is entitled to immediate full vesting of all of his stock options as of the date of the change in control (single trigger).

EXECUTIVE COMPENSATION

Jochen Tilk – Former Executive Chair

In September 2018 the Corporation (with the approval of the HR&C Committee) and Jochen Tilk entered into a separation agreement and release to provide greater certainty as to the terms of Mr. Tilk’s departure, which took into account potential statutory and common law entitlements that could result by reason of Mr. Tilk’s agreement to depart on September 30, 2018 and not May 31, 2019 as previously agreed. The HR&C Committee also considered Mr. Tilk’s considerable contribution in guiding the Corporation through a complex merger of equals as President and Chief Executive Officer of PotashCorp and his many contributions to achieving synergies and integrating the businesses and operations of the two legacy companies as Executive Chair of Nutrien. In turn, Mr. Tilk agreed to release the Corporation from certain claims and to confirm his commitment to a non-competition and non-solicitation covenant. The summary compensation table on page 48 shows the actual amounts he was paid as a result of his departure. His severance payment and other benefits under his legacy agreement was determined as follows.

Key Provisions

Severance Period	24 months.

Termination without Cause or Resignation for Good Reason – Within Two Years of a Change in Control

Jochen Tilk was entitled to a lump sum cash payment equal to:

•   his base salary for the severance period;

•   his annual incentive at actual achievement, prorated for the portion of the year worked, plus his average annual incentive in the two years prior to termination for the severance period;

•   compensation that he would have received if he had remained in employment with the Corporation until his agreed departure date of May 31, 2019, in lieu of (i) his base salary and annual incentive to May 31, 2019; and (ii) his long-term incentive award; and

•   benefits for the severance period.

Mr. Tilk was also entitled to:

•   continuation under Nutrien pension and SERI plans or other pension plans for the severance period; and

•   vesting and settlement of his PSUs and stock options according to the terms and conditions of our long-term incentive plans.

Restrictive covenants	24-month non-competition provision. 24-month non-solicitation provision.

Wayne Brownlee – Former Executive Vice President & Chief Financial Officer

Wayne Brownlee agreed to step down effective October 31, 2018. Mr. Brownlee has a legacy agreement that was entered into in 1994. The summary compensation table on page 48 shows the actual amounts he was paid as a result of his departure. His severance payment and other benefits under his legacy agreement was determined as follows.

Key Provisions

Severance Period	36 months.

Termination without Cause or Resignation for Good Reason – Within Two Years of a Change in Control

Wayne Brownlee was entitled to a lump sum cash payment equal to:

•   his base salary for the severance period;

•   his annual incentive at target, prorated for the portion of the year worked, plus his average annual incentive in the last three years for the severance period; and

•   the value of Nutrien’s contributions to the DC Plan for the severance period.

Mr. Brownlee was also entitled to:

•   continuation of medical, disability and group term life insurance, which terminate upon obtaining similar coverage from a new employer or upon commencement of retirement pension benefits; and

•   immediately full vesting of his PSUs based on actual achievement measured as of his departure date; and

•   immediate full vesting of all of his stock options as of the departure date.

Change in Control – No Termination	Mr. Brownlee was entitled to immediate full vesting of all of his stock options as of the date of the change in control (single trigger).

EXECUTIVE COMPENSATION

For information about our long-term incentive plans, please see the following:

•	Schedule B – Summary of Nutrien Long-Term Incentive Plans

•	Schedule C – Summary of Agrium Legacy Incentive Compensation Plans

•	Schedule D – Summary of PotashCorp Legacy Incentive Compensation Plans.

Double Trigger Change in Control Provisions

We define change in control as follows:

•	the acquisition by a person or entity of 30% or more of Nutrien’s common shares;

•

a sale or other disposition of 50% or more of the book value of the fixed assets of the Corporation, or the fixed assets of substantially all of a business unit of the Corporation (but only with respect to the executives responsible for such business unit);

•

a business combination with another person or entity, unless the total voting power of Nutrien’s common shares before the business combination is at least 50% of the total voting power of the surviving person or entity, and the total such voting power among the holders of Nutrien’s common shares after the business combination is in substantially the same proportion as the total voting power among such holders before the business combination;

•	a change of more than 50% in the directors on the board as a result of a contested election of directors; or

•	a board resolution indicates that a change in control of the Corporation has occurred or is imminent.

We define good reason as follows:

•	a substantial diminishment of the executive’s authorities, duties, responsibilities or status;

•	a reduction in or failure to increase annual base salary, other than in line with other similarly-situated employees;

•	a substantial reduction in target compensation that is not replaced by alternative compensation, other than in line with other similarly-situated employees;

•	a failure to continue participation in the annual or long-term incentive program in line with other similarly-situated employees, that is not replaced by alternative compensation;

•

a failure to continue participation in the benefit plans, retirement program or post-retirement benefits program in line with other similarly-situated employees, other than the discontinuance of a defined benefit pension plan that is replaced by a defined contribution pension plan effective no earlier than the next compensation cycle;

•	the assignment of any significant, ongoing duties inconsistent with the executive’s skills, duties, position, responsibilities or status;

•	a relocation at the request of the Corporation to more than 80 km from the executive’s current job location or office; or

•	a material breach by the Corporation of the executive’s employment agreement.

GENERAL INFORMATION

Section Five: General Information

Indebtedness of Directors, Officers and Employees

None of the current or former executive officers, directors or employees of the Corporation or any of our subsidiaries is indebted to the Corporation or any of our subsidiaries, including by way of a guarantee, support agreement, letter of credit or similar arrangement or understanding between the Corporation or any of our subsidiaries and another entity.

Interest of Informed Persons in Material Transactions

We are not aware of any material interest, direct or indirect, of any “informed” person of the Corporation (as such term is defined under applicable Canadian securities laws), any proposed director of the Corporation, or any associate or affiliate of any informed person or proposed director, in any transaction since the start of our most recently completed financial year or in any proposed transaction which has or would materially affect us or any of our subsidiaries.

Shareholder Proposals

Shareholder proposals to be considered for inclusion in the 2020 management proxy circular must be received by us on or before December 29, 2019 by email to corporatesecretary@nutrien.com, or by mail or courier to Nutrien Ltd., Suite 500, 122- 1st Avenue South Saskatoon, SK Canada S7K 7G3, Attention: Corporate Secretary.

Advance Notice By-Law

The Corporation has adopted a by-law relating to advance notice of nominations of the directors of the Corporation (the Advance Notice By-Law) which establishes a framework for advance notice of nominations of persons for election to the board. The Advance Notice By-Law sets deadlines of a prescribed number of days before a shareholders’ meeting for a shareholder to notify us of its intention to nominate one or more directors, and explains the information that must be included with the notice for it to be valid. The Advance Notice By-Law applies at an annual meeting of shareholders or a special meeting of shareholders that was called to elect directors (whether or not also called for other purposes), and may be waived by the board. It does not affect the ability of shareholders to requisition a meeting or make a proposal under the Canada Business Corporations Act.

In the case of an annual meeting of shareholders, notice to the Corporation pursuant to the Advance Notice By-Law must be given not less than 30 days prior to the date of the annual meeting. In the event that the annual meeting is to be held on a date that is less than 50 days after the date that is the earlier of: (i) the date that a notice of meeting is filed; and (ii) the date that the first public announcement of the date of the annual meeting was made (the Notice Date), notice may be given not later than the close of business on the 10th day following the Notice Date. In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation pursuant to the Advance Notice By-Law must be given not later than the close of business on the 15th day following the Notice Date. As of the date of this circular, Nutrien had not received any additional director nominations for the meeting.

Shareholder Engagement and Contacting the Board

Nutrien is committed to providing a variety of avenues for shareholder engagement with the Corporation. Each year, we facilitate various channels of communication through the Corporation’s various public disclosures, such as the annual report, management proxy circular, annual information form, financial statements, news releases and regular updates to our webpage. In connection with our public disclosure, we hold quarterly earnings calls accessible to all and provide public notice of our annual meetings.

Nutrien encourages shareholders to participate in the Corporation’s governance by facilitating votes on shareholder proposals submitted in compliance with applicable laws and holding annual say-on-pay votes for executive compensation. The results of such votes are given the appropriate consideration in developing Nutrien’s governance policies and compensation philosophy.

GENERAL INFORMATION

Nutrien provides direct lines of confidential contact accessible at any time to Nutrien’s independent directors and the Chair of the Audit Committee, as below.

You can confidentially contact Nutrien’s board chair or the independent directors as a group, by writing to them at Nutrien’s corporate office. These envelopes will be delivered unopened. Please send the sealed envelope to our registered head office, marked as follows:

Private and Strictly Confidential

Nutrien Ltd.

Suite 500, 122- 1st Avenue South

Saskatoon, SK Canada S7K 7G3

Attention: Board Chair

If you want to confidentially contact Nutrien’s Chair of the Audit Committee, please send your sealed envelope to the same address, marked as follows:

Private and Strictly Confidential

Attention: Chair of the Audit Committee

You can also contact Nutrien’s board through our Corporate Secretary by sending an email to corporatesecretary@nutrien.com.

Other Matters

As of March 22, 2019, we know of no amendment, variation or other matter to come before the meeting other than the matters referred to above.

Legal Advisories

IFRS Advisory

Unless otherwise stated in this circular or Nutrien’s 2018 Management’s Discussion and Analysis (MD&A) or Annual Information Form, historical financial information relating to Nutrien for 2018 and Agrium and PotashCorp for 2017 and 2016 presented and discussed in this circular is prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Non-IFRS Financial Measures Advisory

Certain financial measures used in this circular, including “free cash flow”, “adjusted net earnings per share” and “adjusted EBITDA” in the case of Nutrien, and “average annual cash flow return on investment (CFROI)” in the case of PotashCorp, are not prescribed by, and do not have standardized meaning under, IFRS. Our method of calculation of the non-IFRS financial measures may not be directly comparable to that of other companies. We consider these non-IFRS financial measures to provide useful information to both management and investors in measuring our financial performance and financial condition. In addition, certain of these non-IFRS financial measures are used for measuring performance and setting executive compensation. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. For a discussion of how these non-IFRS financial measures are calculated and their usefulness to users, including management, as well as for a reconciliation of these non-IFRS financial measures to the most directly comparable measures calculated in accordance with IFRS, please refer to Nutrien’s 2018 MD&A and Annual Information Form and PotashCorp’s 2017 MD&A.

Directors’ Approval

The directors have approved the contents and mailing of this circular.

BY ORDER OF THE BOARD OF DIRECTORS

Robert A. Kirkpatrick, Q.C. Vice President & Corporate Secretary
March 22, 2019

SCHEDULE A HUMAN RESOURCES & COMPENSATION COMMITTEE WORK PLAN

Schedule A — Human Resources & Compensation Committee Work Plan

Agenda Items	Feb	May	Jul	Dec	As Needed	Board Action
CEO Performance and Compensation
Evaluate CEO performance in prior fiscal year against goals, and recommend CEO annual incentive target, base salary and long-term equity incentive allocations for current fiscal year	✓					A
Review CEO pay-for-performance analyses	✓					I
Review pay position relative to Compensation Peer Group	✓					I
Review update on CEO goal achievement year to date			✓	✓		I
Review and approve proposed CEO performance goals and objectives for current fiscal year				✓		I
Senior Executive Performance and Compensation (other than CEO)
Review and approve annual incentive pools for prior year’s performance including payouts to senior executives	✓					I
In consultation with the CEO, review and approve key performance indicators for senior executives for current fiscal year	✓					I
Review pay position relative to Compensation Peer Group	✓					I
Recommend the senior executives’ annual incentive targets, base salaries and long-term equity incentive allocations for current fiscal year	✓					A
Review update on achievement of key performance indicators and corporate performance goals		✓	✓	✓		I

Comprehensive review of trends in termination and change in control practices, senior executive contract provisions, and incremental and aggregate payments pursuant to officer contracts and corporate policies and programs

				✓		I
Recommend appointment of new executive officers					✓	A
Review and monitor compliance with senior executive equity ownership guidelines			✓	✓		I
Compensation and Benefit Programs and Design
Review and recommend executive compensation philosophy, Compensation and PSU Peer Groups			✓			A
Review status of pension plan investment performance and administration			✓			I
Recommend significant changes to compensation plans or benefit programs					✓	A
Review U.S. retirement savings plans audits (in conjunction with Audit Committee)			✓			I
Schedule review of program and/or plan design changes for pending fiscal year				✓		I
Review and approve budgets related to salary increases, payouts related to annual incentive programs and maturing PSU payouts	✓					I
Review and approve budgets related to current year PSU and RSU grants as well as stock option grants to all participants	✓					I
Monitor performance metrics, estimated payouts and dilution related to annual incentive and long-term incentive plans	✓	✓	✓	✓		I
Annual in camera session with Executive Vice President, Human Resources				✓		I
Review of the North American Pension and Retirement Committee Charter			✓
Succession Planning
Review CEO and senior executive succession planning, management structure and development		✓	✓			I
Review staff succession planning and leadership development		✓	✓			I
Review organizational changes					✓	I
Review Workforce Strategy including Employee Diversity and Inclusion Strategy		✓	✓			I
Governance
Review trends and current developments related to executive compensation			✓	✓		I

Assess whether executive compensation plans, policies, programs and specific arrangements for senior executives align with the Corporation’s executive compensation philosophy, strategy and principles, taking into account Nutrien’s risk profile. Recommend material changes as applicable.

				✓		A
Recommend other risk categories assigned to the Human Resources & Compensation Committee					✓	A
Review labour relations environment			✓			I
Review of compensation consultant independence and performance				✓		I
Review and approve CD&A and compensation disclosure for inclusion in management proxy circular	✓					I
Review of HR&C Committee Charter	✓					I

A - Approve, I – Information Only

A1

SCHEDULE B SUMMARY OF NUTRIEN LONG-TERM INCENTIVE PLANS

Schedule B — Summary of Nutrien Long-Term Incentive Plans

Nutrien Stock Option Plans

This section presents prescribed disclosure concerning the Stock Option Plan as required under Form 51-102F5 - Information Circular and TSX Company Manual Section 613 - Security-Based Compensation Arrangements.

The Stock Option Plan was implemented by the board on January 1, 2018 and approved by shareholders at the 2018 annual meeting. The Stock Option Plan is a share-based compensation arrangement providing for the issuance of common shares from treasury of the Corporation for the purposes of the rules of the Toronto Stock Exchange.

Description of Stock Option Plan
Eligibility

Granted at the discretion of the HR&C Committee, subject to the specific provisions of the Stock Option Plan, the Corporate Governance Framework and the Corporation’s HR&C Committee Charter.

An eligible participant is any current officer or employee of the Corporation or its affiliates who is eligible to receive stock options under the Stock Option Plan. Non-executive directors of the Corporation are not eligible to participate.

Number of Securities Issuable and Issued as at December 31, 2018:

As at December 31, 2018, there were 608,535,477 outstanding common shares of Nutrien. As at December 31, 2018:

•    Plan Fixed Maximum – the plan fixed maximum under the Stock Option Plan is 19,750,000 common shares, representing 3.25% of the common shares outstanding.

•    Total Stock Options Exercised Since Stock Option Plan Inception – 261,709 common shares have been issued under the Stock Option Plan since its inception.

•    Number of Common Shares Underlying Outstanding Awards under the Stock Option Plan – 1,613,453 common shares are issuable on exercise of stock options that have been granted and remain outstanding under the Stock Option Plan, representing 0.27% of the common shares outstanding.

•    Number of Common Shares Underlying Outstanding Awards under the Stock Option Plan Available for Future Grants – the total number of common shares that are reserved for issuance upon the exercise of stock options and that remain available for future stock option grants under the Stock Option Plan is 18,136,547 common shares, representing 2.98% of the common shares outstanding.

Common shares underlying stock options that are not exercised are available for future stock option grants. Common shares underlying stock options that are exercised are not available for future stock option grants and the plan reserve declines by the number of common shares underlying the stock options.

Burn Rates	For information about historical burn rates see page 53.
Insider Participation Limits

No stock options shall be granted to any participant if such grant, together with any other previously-established share-based compensation arrangement of the Corporation, could result in:

•   the number of common shares issuable to insiders at any time pursuant to stock options and any other share-based compensation arrangements exceeding 10% of the issued and outstanding common shares; and

•   the issuance to insiders, within a one-year period, of a number of common shares exceeding 10% of the issued and outstanding common shares.

Exercise Price and Fair Market Value

The exercise price of any stock option shall in no circumstances be lower than the fair market value of the common shares on the date on which the stock option is granted.

Fair market value is based on the volume-weighted average trading price of the common shares on the New York Stock Exchange on the business day immediately preceding such date.

B1

SCHEDULE B SUMMARY OF NUTRIEN LONG-TERM INCENTIVE PLANS

Description of Stock Option Plan
Vesting	Stock options generally vest 25% on the first, second, third and fourth anniversaries of the date of grant.
Exercise Period and Term

Stock options are generally exercisable once they are vested until the end of their scheduled expiry date. Stock options will generally have a scheduled expiry date of 10 years from the date of grant of the stock option. In no event will a stock option have a scheduled expiry date of later than 10 years from the date of the grant.

Settlement	Stock options may be settled by cash settlement or, if approved by the Corporation, by a broker-assisted “cashless exercise” or a “net exercise” arrangement.

Circumstances Involving Cessation of Entitlement to Participate in Stock Option Plan
Retirement

Stock options credited to the participant in the years before retirement continue to vest in accordance with their terms and must be exercised by the earlier of their scheduled expiry date and the end of the calendar month in which the 5th anniversary of the date of retirement occurs.

Stock options credited to the participant in the year of retirement, prorated to reflect the period between the start of the year of retirement and the month of retirement, continue to vest in accordance with their terms and must be exercised by the earlier of their scheduled expiry date and the end of the calendar month in which the 5th anniversary of the date of retirement occurs.

Resignation without Good Reason

Stock options credited to the participant that are unvested as of the termination date automatically terminate and are forfeited.

Stock options credited to the participant that are vested as of the termination date must be exercised by the earlier of their scheduled expiry date and the end of the 3rd calendar month following the termination date.

Termination without Cause or Resignation for Good Reason - No Change in Control Involved

Stock options credited to the participant as of the termination date that are unvested continue to vest until the earlier of their expiry date and the severance date, and must be exercised by the end of the 3rd calendar month following the severance date.

Change in Control

Stock options do not vest on a change in control unless:

•    the successor company fails to continue or substitute the stock options; or

•    the participant is terminated without cause or resigns for good reason within two years following the change in control.

Vested stock options must be exercised by their expiry date.

The HR&C Committee has the authority, in connection with a change in control, to accelerate vesting.

Termination with Cause	Stock options, vested or unvested, automatically terminate and are forfeited.

Other Elements of Stock Option Plan
Assignability

Stock options are non-transferable and non-assignable except as follows: non-U.S. taxpayers may transfer a stock option to i) a spouse, ii) a trustee acting on behalf of the participant, iii) a corporation, partnership or trust controlled by the participant or by their immediate family, iv) a legal representative controlled by the participant or their spouse, or v) registered retirement vehicles of the participant.

Financial Assistance	The Corporation does not provide financial assistance to plan participants in connection with the Stock Option Plan.
Recoupment	Stock options are subject to recoupment or clawback by the Corporation under the Recoupment Policy of the Corporation.

B2

SCHEDULE B SUMMARY OF NUTRIEN LONG-TERM INCENTIVE PLANS

Other Elements of Stock Option Plan
Adjustments	The Stock Option Plan includes adjustment provisions.
Trading Blackout

Where a stock option expires during, or within 10 business days after a trading blackout period imposed by the Corporation, then the stock option shall expire 10 days after the blackout period is lifted.

Amending Provisions

Subject to the restrictions below, the HR&C Committee may amend, suspend, or discontinue the Stock Option Plan, and amend or discontinue any stock options granted under the Stock Option Plan, at any time, provided that no such amendment may materially and adversely affect any previously granted stock option without the consent of the participant, except to the extent required by applicable law.

Without limiting the foregoing, the HR&C Committee can amend the Stock Option Plan, and the terms of any stock option granted under the Stock Option Plan, without obtaining shareholder approval, to:

•   amend the vesting provisions in circumstances involving the death, disability, retirement or termination of participants;

•   amend the provisions relating to a change in control;

•   amend the termination provisions (other than with respect to matters requiring shareholder approval as described below);

•   amend the eligibility requirements of eligible participants which would have the potential of broadening insider participation (other than to include non-executive directors as eligible participants that would require shareholder approval, as described below);

•   add any form of financial assistance;

•   amend a financial assistance provision which is more favorable to eligible participants; or

•   make other amendments of a housekeeping nature.

Shareholder approval is required to amend the Stock Option Plan to:

•   reduce the exercise price or cancel and reissue stock options or other entitlements so as to, in effect, reduce the exercise price;

•   change the manner of determining the exercise price so that the exercise price is less than the fair market value on the grant date;

•   extend the term of a stock option beyond its original expiry date (except as may be imposed by a trading blackout);

•   increase the fixed maximum number of common shares reserved for issuance (including to change from a fixed maximum number of shares to a fixed maximum percentage of shares);

•   revise the insider participation limits;

•   permit stock options to be transferred or assigned other than in accordance with the existing provisions;

•   include non-executive directors as eligible participants; or

•   amend the amending provisions.

Nutrien PSU/RSU Plans

The PSU/RSU Plan was implemented by the Board effective January 1, 2018 to provide for awards of PSUs and RSUs of Nutrien. The following provisions apply in the event that the participant ceases to be entitled to participate in the PSU/RSU Plan.

B3

SCHEDULE B SUMMARY OF NUTRIEN LONG-TERM INCENTIVE PLANS

Circumstances Involving Cessation of Entitlement to Participate – PSU Plan
Retirement

PSUs credited to the participant in the years before retirement continue to vest and are settled and paid in cash at the end of the applicable performance period(s), based on actual achievement of the applicable performance metric for each performance period.

PSUs credited to the participant in the year of retirement, prorated to reflect the period between the start of the year of retirement and the month of retirement, continue to vest and are settled and paid in cash at the end of the applicable performance period(s), based on actual achievement of the applicable performance metric for each performance period.

Termination without Cause or Resignation for Good Reason – No Change in Control Involved

PSUs credited to the participant on the termination date, prorated to reflect the period between the start of the applicable performance period(s) and the month of the severance date, continue to vest and are settled and paid in cash at the end of the applicable performance period(s), based on actual achievement of the applicable performance metric for each performance period.

Change in Control

PSUs do not vest on a change in control unless:

•   the successor company fails to continue or substitute the PSUs, in which case the participant is entitled to receive a cash payment equal to the fair market value of the vested PSUs held by the participant in his or her account as of the date of the change in control; or

•   the participant is terminated without cause or resigns for good reason within two years of the change in control, in which case the participant is entitled to receive a cash payment equal to the fair market value of the vested PSUs held by the participant in his or her account as of the termination date.

The date of the change in control or the termination date (as applicable) is the measurement date for purposes of calculating performance. In each case vested PSUs are settled and paid in cash at the greater of target and actual achievement.

The HR&C Committee has the authority, in connection with a change in control, to accelerate vesting and settlement.

Circumstances Involving Cessation of Entitlement to Participate – RSU Plan
Retirement

RSUs credited to the participant in the years before retirement continue to vest and are settled and paid in cash at the end of the applicable restricted period(s).

RSUs credited to the participant in the year of retirement, prorated to reflect the period between the start of the year of retirement and the month of retirement, continue to vest and are settled and paid in cash at the end of the applicable restricted period(s).

Termination without Cause or Resignation for Good Reason – No Change in Control Involved

RSUs credited to the participant on the termination date, prorated to reflect the period between the start of the applicable restricted period(s) and the month of the severance date, continue to vest and are settled and paid in cash at the end of the applicable restricted period(s).

Change in Control

RSUs do not vest on a change in control unless:

•   the successor company fails to continue or substitute the RSUs, in which case the participant is entitled to receive a cash payment equal to the fair market value of the vested RSUs held by the participant in his or her account as of the date of the change in control; or

•   the participant is terminated without cause or resigns for good reason within two years of the change in control, in which case the participant is entitled to receive a cash payment equal to the fair market value of the vested RSUs held by the participant in his or her account as of the termination date.

The HR&C Committee has the authority, in connection with a change in control, to accelerate vesting and settlement.

B4

SCHEDULE C SUMMARY OF AGRIUM LEGACY INCENTIVE COMPENSATION PLANS

Schedule C – Summary of Agrium Legacy Incentive Compensation Plans

Effective as of the closing of the merger, the Corporation assumed the legacy Incentive Compensation Plans of Agrium and the outstanding awards issued under the Legacy Incentive Compensation Plans. The following information relates to the Agrium Legacy Incentive Compensation Plans.

Agrium Legacy Stock Option / TSAR Plan

This section presents prescribed disclosure concerning Agrium’s Amended and Restated Stock Option / Tandem Stock Appreciation Rights (TSAR) Plan (the “Agrium Legacy Stock Option Plan”) as required under Form 51-102F5 — Information Circular and TSX Company Manual Section 613 — Security-Based Compensation Arrangements. The Agrium Legacy Stock Option Plan is Agrium’s only share-based compensation arrangement for purposes of the rules of the Toronto Stock Exchange.

No further awards may be issued under the Agrium Legacy Stock Option Plan. Legacy awards will continue to vest and be exercised or settled until all stock options are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2027), following which the Agrium Legacy Stock Option Plan will be terminated.

The following information is given as of December 31, 2018. Outstanding awards denominated in Agrium common shares have been converted to Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 2.23 Nutrien common shares for every one Agrium common share.

Description of Agrium Legacy Stock Option Plan

Eligibility

Granted at the discretion of the board.

Eligible participants include:

•   for stock options granted on or before December 31, 2014, any officer or employee;

•   for stock options granted on and after January 1, 2015, executive officers; and

•   for stock options granted on and after January 1, 2016, executive officers or certain other members of senior leadership.

Non-executive directors are not eligible. No stock options are held by non-executive directors.

Number of Securities Issuable and Issued as at December 31, 2018

As at December 31, 2018, there were 608,535,477 outstanding common shares of Nutrien. As at December 31, 2018:

•   Plan Fixed Maximum – the total fixed maximum number of common shares issuable under the Agrium Legacy Stock Option Plan, including common shares that have been issued upon the exercise of stock options since inception of the Agrium Legacy Stock Option Plan, when combined with any other security-based compensation arrangement of the corporation, is 41,590,894 common shares, representing 6.83% of the common shares outstanding;

•   Total Stock Options Exercised Since Plan Inception – a total of 26,302,327 (stock options have been exercised under the Agrium Legacy Stock Option Plan since its inception in 1994, representing 4.32% of the common shares outstanding;

•   Number of Common Shares Underlying Outstanding Stock Options – the total number of common shares issuable on the exercise of actual stock options that have been granted and remain outstanding under the Agrium Legacy Stock Option Plan is 4,413,296 common shares, representing in the aggregate 0.73% of the common shares outstanding; and

•   Number of Common Shares Available for Future Grants – the total number of common shares that remain available for future stock option grants is nil.

Common shares underlying stock options that are not exercised or that are terminated on the exercise of TSARs are not available for future stock option grants.

In 2018, no stock options were granted.

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SCHEDULE C SUMMARY OF AGRIUM LEGACY INCENTIVE COMPENSATION PLANS

Description of Agrium Legacy Stock Option Plan

Burn Rates	For information about the three-year historical burn rates under the Agrium Legacy Stock Option Plan see page 53.

Insider Participation Limits

The maximum number of common shares in respect of which stock options have been granted to any one optionee pursuant to any security-based compensation arrangement of the corporation and which remain outstanding shall not exceed 5% of the outstanding common shares as at the date of the grant of the stock option.

The maximum number of common shares which are issuable to insiders at any time pursuant to any security-based compensation arrangement of the corporation shall not exceed 10% of the common shares as at the date of the grant of the stock option.

The maximum number of common shares which may be issued to insiders within a one-year period pursuant to any security-based compensation arrangement of the corporation shall not exceed 10% of the outstanding common shares as at the date of the grant of the stock option.

The maximum number of common shares which may be issued to any one insider within a one-year period pursuant to any security-based compensation arrangement of the corporation shall not exceed 5% of the outstanding common shares as at the date of the grant of the stock option.

Exercise Price

The board can determine the exercise price. Where not determined, the exercise price will be the closing price on the NYSE in U.S. dollars on the last day preceding the date of grant.

In no circumstance may the exercise price be lower than the market price of the common shares on the date of the grant of the stock options.

Vesting	Unless otherwise determined by the board at the time of grant, stock options vest 25% on the first, second, third and fourth anniversaries of the date of grant.

Exercise Period and Term

Stock options are generally exercisable once they are vested until the end of their scheduled expiry date. Stock options will generally have a scheduled expiry date of 10 years from the date of grant of the stock option.

In no event will a stock option have a scheduled expiry date of later than 10 years from the date of the grant.

Calculating Market Appreciation of SARs

Stock options granted on or before December 31, 2014 may be granted with TSARs. The ability to grant TSARs with stock options was eliminated effective January 1, 2015.

Where TSARs are exercised by the optionee, a cash amount (less withholdings) is payable to the optionee equal to the appreciation in value of the underlying common shares between the day of grant and the day of exercise. The amount payable on exercise of a TSAR is different for non-U.S. and U.S. taxpayers. For non-U.S. taxpayers, the amount payable is the highest price on the day of exercise. For U.S. taxpayers, the amount payable is the closing price on the day of exercise. On exercise of a TSAR, the related option is cancelled.

Ability to Transform Stock Options to SARs	Stock options may not be transformed by the corporation into TSARs involving the issuance of securities from treasury.

Circumstances Involving Cessation of Entitlement to Participate - For Stock Options Granted On or Before December 31, 2012

Mandatory Retirement Before Age 65	Stock options continue to vest in accordance with their terms and must be exercised by the earlier of the expiry date and four years following the date of mandatory retirement.

Retirement Age 60 or Older	Stock options continue to vest in accordance with their terms and must be exercised by their expiry date.

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SCHEDULE C SUMMARY OF AGRIUM LEGACY INCENTIVE COMPENSATION PLANS

Circumstances Involving Cessation of Entitlement to Participate - For Stock Options Granted On or Before December 31, 2012

Retirement Age 55 to 59 (with 20 years’ service)	Stock options continue to vest in accordance with their terms and must be exercised by the earlier of the expiry date and four years following the date of retirement.

Retirement Age 55 to 59 (without 20 years’ service)	Stock options continue to vest for 60 days post-retirement in accordance with their terms and must be exercised by the earlier of the expiry date and four years following the date of retirement.

Resignation without Good Reason

Stock options continue to vest for 60 days following the date of resignation in accordance with their terms and must be exercised by the earlier of the expiry date and 60 days following the date of resignation.

Termination without Cause (Including Constructive Dismissal) – Not Involving a Change in Control	Stock options vest on the date of termination in accordance with their terms and must be exercised by the earlier of the expiry date and one year following the severance date.

Change in Control

Stock options vest at the time of the change in control and must be exercised by the earlier of the expiry date and any expiry date set by a resolution of the board. However, all stock options granted on or before December 31, 2012 had already vested prior to the merger.

Termination with Cause or any Other Termination, other than upon a Change in Control

Unvested stock options continue to vest for 60 days following termination in accordance with their terms and must be exercised by the earlier of the expiry date and 60 days following the date of termination.

Circumstances Involving Cessation of Entitlement to Participate - For Stock Options Granted On or After January 1, 2013

Retirement Age 60 or Older	Stock options continue to vest in accordance with their terms and must be exercised by their expiry date.

Retirement Age 55 to 59	Unvested stock options as of the date of retirement are forfeited. Vested stock options must be exercised by the earlier of the expiry date and five years following the date of retirement.

Resignation without Good Reason	Unvested stock options as of the date of resignation are forfeited. Vested stock options must be exercised by the earlier of the expiry date and 90 days following the date of resignation.

Termination without Cause (Including Constructive Dismissal) – Not Involving a Change in Control	Unvested stock options continue to vest until the severance date. Vested stock options must be exercised by the earlier of the expiry date and 90 days following the severance date.

Change in Control

Stock options do not vest on change in control unless:

•   the successor company fails to continue or substitute the stock options; or

•   the stock options are continued or substituted and the optionee is terminated without cause or resigns for good reason within two years following the change in control.

Vested stock options must be exercised by their expiry date.

Termination with Cause	All vested and unvested stock options as of the date of termination are forfeited.

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SCHEDULE C SUMMARY OF AGRIUM LEGACY INCENTIVE COMPENSATION PLANS

Other Elements of Agrium Legacy Stock Option Plan

Assignability

Stock options are non-transferable and non-assignable except as follows: non-U.S. taxpayers may transfer a stock option to i) a spouse, ii) a trustee acting on behalf of the optionee, iii) a corporation, partnership or trust controlled by the optionee or by the optionee’s immediate family, iv) a legal representative controlled by the optionee or optionee’s spouse, or v) registered retirement vehicles of the optionee.

Amending Procedure

Subject to the restrictions below, the board may amend, suspend, or discontinue the Plan, and amend or discontinue any Options granted under the Plan, at any time, provided that no such amendment may alter or impair any previously granted Option without the consent of the holder. Without limiting the foregoing, the board can amend the Plan, and the terms of any stock option granted under the Plan, without obtaining shareholder approval, to:

•   amend the vesting provisions in circumstances involving the retirement, termination, death, or disability of optionees;

•   amend the provisions relating to a change in control;

•   amend the termination provisions (other than to extend the expiry date of the term (except as may be imposed by a trading blackout) in circumstances that would require shareholder approval, as described below);

•   amend the eligibility requirements of eligible participants which would have the potential of broadening insider participation (other than to include non-executive directors as eligible participants that would require shareholder approval, as described below);

•   add any form of financial assistance;

•   amend a financial assistance provision which is more favourable to eligible participants;

•   add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying common shares from the reserved common shares;

•   add a deferred or restricted share unit or any other provision which results in eligible participants receiving securities while no cash consideration is received by the corporation; or

•   make other amendments of a housekeeping nature.

Shareholder approval is required to amend the Agrium Legacy Stock Option Plan to:

•   increase the share reserve (including to change from a fixed maximum number of shares to a fixed maximum percentage of shares);

•   change the manner of determining the exercise price so that it is below the market price at grant;

•   include non-executive directors as eligible participants;

•   amend the assignment and transfer provisions; or

•   amend the amending provisions.

Shareholder approval is required to amend stock options granted under the Agrium Legacy Stock Option Plan to:

•   reduce the exercise price or cancel and reissue stock options so as to, in effect, reduce the exercise price;

•   extend the expiry date of the term (except as may be imposed by a trading blackout); and

•   permit stock options to be transferred or assigned other than in accordance with the existing provisions.

Financial Assistance	The Corporation does not provide financial assistance to participants in relation to stock options.

Recoupment	Stock options are subject to recoupment or clawback by the Corporation.

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SCHEDULE C SUMMARY OF AGRIUM LEGACY INCENTIVE COMPENSATION PLANS

Other Elements of Agrium Legacy Stock Option Plan

Adjustments

The number of stock options granted may be adjusted in the event of a corporate reorganization or change in control.

With respect to stock options granted on or before December 31, 2012, the optionee may vote or otherwise participate in change in control transactions on the same basis as if their vested and unvested Options had been exercised.

The board has the authority, in connection with a change in control transaction, to accelerate vesting in order to permit optionees to exercise all of their stock options subject to and conditional upon the completion of such transaction.

Trading Blackout	Where the stock option expires during, or within five trading days after a trading blackout period, then the stock option shall expire 10 days after the blackout period is lifted.

Agrium Legacy Stock Appreciation Rights (SAR) Plan

This section describes certain provisions of Agrium’s Amended and Restated Stock Appreciation Rights (SAR) Plan (the “Agrium Legacy SAR Plan”), pursuant to which senior executives and senior leaders outside of Canada received stand-alone SARs (instead of stock options) which gave the holder the right to receive, on exercise of the SAR, a cash amount (less withholdings) equal to the appreciation in value of the underlying common shares between the day of grant and the day of exercise.

No further awards may be issued under the Agrium Legacy SAR Plan. Legacy awards will continue to vest and be exercised or settled until all SARs are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2027), following which the Agrium Legacy SAR Plan will be terminated.

Description of Agrium Legacy SAR Plan

Eligibility	Granted at the discretion of the board. Eligible participants are officers and employees.

Exercise Price

The board can determine the exercise price. Where not determined, the exercise price will be the closing price on the NYSE in U.S. dollars on the last day preceding the date of grant.

In no circumstance may the exercise price be lower than the market price of the common shares on the date of the grant of the SAR.

Vesting	Unless otherwise determined by the board at the time of grant, SARs vest 25% on the first, second, third and fourth anniversaries of the date of grant.

Term	Unless otherwise determined by the board at the time of grant, SARs expire 10 years from the date the SARs are granted.

Circumstances Involving Cessation of Entitlement to Participate

Vesting and expiry provisions in the Agrium Legacy SAR Plan applicable for SAR holders who leave the corporation are materially the same as those that apply under the Agrium Legacy Stock Option Plan described above.

Agrium Legacy PSU/RSU Plan

This section describes the provisions that apply in the event that the participant ceases to be entitled to participate in Agrium’s Amended and Restated Performance Share Unit and Restricted Share Unit Plan (the “Agrium Legacy PSU/RSU Plan”). No further awards may be issued under the Agrium Legacy PSU/RSU Plan. Legacy awards will continue to vest and be settled until all awards are settled, expire or are terminated in accordance with their terms (the last performance cycle ends December 31, 2019), following which the Agrium Legacy PSU/RSU Plan will be terminated.

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SCHEDULE C SUMMARY OF AGRIUM LEGACY INCENTIVE COMPENSATION PLANS

Circumstances Involving Cessation of Entitlement to Participate - PSUs

Retirement Age 60 or Older	PSUs continue to vest and are settled and paid at the end of the applicable performance period(s).

Retirement Age 55 to 59

The PSU holder is entitled to the cash payment to which he or she would have been entitled if he or she continued employment throughout the applicable performance period(s) for the PSUs held, prorated to reflect the actual period between the commencement of each performance period and the retirement date, based on actual performance of the applicable performance metric(s) for each performance period.

Termination without Cause (Including Constructive Dismissal) – Not Involving a Change in Control

The PSU holder shall be entitled to the cash payment to which he or she would have been entitled if he or she continued employment throughout the performance period(s) for the PSUs held, prorated to reflect the actual period between the commencement of each performance period and the severance date, based on actual performance of the applicable performance metric(s) for each applicable performance period.

Change in Control

PSUs do not vest on change in control unless:

•   the successor company fails to continue or substitute the PSUs, in which case the PSU holder is entitled to a lump sum payment equal to the market value of vested PSUs held by the PSU holder in their account as of the date of the change in control, with immediate full vesting of 100% of their PSUs as of such date (unless otherwise determined by the board); or

•   the PSUs are continued or substituted and the PSU holder is terminated without cause or resigns for good reason within two years following the change in control, in which case the PSU holder is entitled to a lump sum payment equal to the market value of vested PSUs held by the PSU holder in their account as of the termination date, with immediate full vesting of 100% of their PSUs as of such date (unless otherwise determined by the board).

The board has the authority, in connection with a change in control transaction, to accelerate vesting in order to permit PSU holders to redeem all of their PSUs for a lump sum payment equal to the market value of vested PSUs held by the PSU holder in their account as of the date of the change in control, with immediate full vesting of 100% of their PSUs as of such date (unless otherwise determined by the board).

Circumstances Involving Cessation of Entitlement to Participate - RSUs

Retirement Age 60 or Older	RSUs continue to vest and are settled and paid at the end of the restricted period(s).

Retirement Age 55 to 59

The RSU holder is entitled to the cash payment to which he or she would have been entitled if he or she continued employment throughout the restricted period(s) for the RSUs held, prorated to reflect the actual period between the commencement of each restricted period and the retirement date.

Termination without Cause (Including Constructive Dismissal) – Not Involving a Change in Control

The RSU holder shall be entitled to the cash payment to which he or she would have been entitled if he or she continued employment throughout the restricted period(s) for the RSUs held, prorated to reflect the actual period between the commencement of each restricted period and the severance date.

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SCHEDULE C SUMMARY OF AGRIUM LEGACY INCENTIVE COMPENSATION PLANS

Circumstances Involving Cessation of Entitlement to Participate - RSUs

Change in Control

RSUs do not vest on change in control unless:

•   the successor company fails to continue or substitute the RSUs, in which case the RSU holder is entitled to a lump sum payment equal to the market value of vested RSUs held by the RSU holder in their account as of the date of the change in control, with immediate full vesting of 100% of their RSUs as of such date (unless otherwise determined by the board); or

•   the RSUs are continued or substituted and the RSU holder is terminated without cause or resigns for good reason within two years following the change in control, in which case the RSU holder is entitled to a lump sum payment equal to the market value of vested RSUs held by the RSU holder in their account as of the termination date, with immediate full vesting of 100% of their RSUs as of such date (unless otherwise determined by the board).

The board has the authority, in connection with a change in control transaction, to accelerate vesting in order to permit RSU holders to redeem all of their RSUs for a lump sum payment equal to the market value of vested RSUs held by the RSU holder in their account as of the date of the change in control, with immediate full vesting of 100% of their RSUs as of such date (unless otherwise determined by the board).

C7

SCHEDULE D SUMMARY OF POTASHCORP LEGACY INCENTIVE COMPENSATION PLANS

Schedule D – Summary of PotashCorp Legacy Incentive Compensation Plans

Effective as of the closing of the merger, the Corporation assumed the legacy Incentive Compensation Plans of PotashCorp and the outstanding awards issued under the Legacy Incentive Compensation Plans. The following information relates to the legacy Incentive Compensation Plans of PotashCorp.

PotashCorp Legacy 2016 Long-Term Incentive Plan

This section presents prescribed disclosure concerning PotashCorp’s 2016 Long-Term Incentive Plan (the “PotashCorp Legacy 2016 LTIP”) as required under Form 51-102F5 - Information Circular and TSX Company Manual Section 613 - Security-Based Compensation Arrangements. The PotashCorp Legacy 2016 LTIP is a share-based compensation arrangement for purposes of the rules of the Toronto Stock Exchange.

No further awards may be issued under the PotashCorp Legacy 2016 LTIP. Legacy awards will continue to vest and be exercised or settled until all stock options are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2027), and all PSUs are settled, expire or are terminated in accordance with their terms (the last performance cycle ends December 31, 2019), following which the PotashCorp Legacy 2016 LTIP will be terminated.

The following information is given as of December 31, 2018. Outstanding awards denominated in PotashCorp common shares have been converted to Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 0.4 Nutrien common shares for every one PotashCorp common share.

Description of PotashCorp Legacy 2016 LTIP
Eligibility

Officers and employees of the Corporation and its subsidiaries are eligible to participate in the PotashCorp Legacy 2016 LTIP if selected by the PotashCorp HR&C Committee.

Non-executive directors, non-employee contractors and third party vendors are not eligible to participate in the PotashCorp Legacy 2016 LTIP.

Types of Awards	The 2016 LTIP provides for awards of stock options and PSUs.

Stock Options:

•   Form of Payment: Stock options to purchase treasury common shares at the exercise price (which shall not be less than the Fair Market Value) determined at the date of grant.

•   Exercise  Period / Performance Period: Stock options generally vest in full on the third anniversary of the grant date.

PSUs:

•   Form of  Payment: PSUs are settled in treasury common shares, cash or a combination of both.

•   Exercise  Period / Performance Period: Determined by the PotashCorp HR&C Committee.

Number of Securities Issuable and Issued as at December 31, 2018

As at December 31, 2018, there were 608,535,477 outstanding common shares of Nutrien. As at December 31, 2018:

•   Plan Fixed Maximum – the total fixed maximum number of common shares issuable under the PotashCorp Legacy 2016 LTIP, including common shares that have been issued upon the exercise of stock options and settlement of PSUs since inception of the PotashCorp Legacy 2016 LTIP, is 8,400,000 common shares, representing 1.38% of the common shares outstanding;

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SCHEDULE D SUMMARY OF POTASHCORP LEGACY INCENTIVE COMPENSATION PLANS

Description of PotashCorp Legacy 2016 LTIP

•   Total Stock Options Exercised and PSUs Settled Since Plan Inception – 374,195 stock options have been exercised and 21,870 PSUs have been settled (of which none were settled in cash and 21,870 were settled in common shares) under the PotashCorp Legacy 2016 LTIP since its inception in 2016, representing 0.07% of the common shares outstanding;

•   Number of Common Shares Underlying Outstanding Stock Options and PSUs – the total number of common shares issuable on the exercise of actual stock options and PSUs that have been granted and remain outstanding under the PotashCorp Legacy 2016 LTIP is 1,511,084 common shares, representing 0.25% of the common shares outstanding; and

•   Number of Common Shares Available for Future Grants – the total number of common shares that remain available for future stock option and PSU grants is Nil.

Common shares underlying stock options that are not exercised are not available for future stock option grants.

In 2018, no stock options were granted.

Burn Rates	For information about the three-year historical burn rates under the PotashCorp Legacy Share-Settled Plans see page 53.
Insider Participation Limits

No awards will be granted to insiders if such awards, together with any other security based compensation arrangements of the Corporation, could result in:

•   the number of common shares issuable to insiders at any time under the security based compensation arrangements of the Corporation exceeding 10% of the issued and outstanding common shares; or

•   the issuance to insiders under the security based compensation arrangements of the Corporation, within any one year period, of a number of common shares exceeding 10% of the issued and outstanding common shares.

Subject to an adjustment provision, no participant will be granted stock options, in the aggregate, for more than 300,000 common shares during any calendar year.

Fair Market Value

Fair market value is generally the closing price of a common share on the TSX or the NYSE (for participants resident in the U.S. or others designated by the PotashCorp HR&C Committee) on the trading day immediately prior to the date on which fair market value is determined.

Description of Stock Options under PotashCorp Legacy 2016 LTIP
Exercise Price

The PotashCorp HR&C Committee can determine the exercise price of the stock options.

In no circumstance may the exercise price be lower than the fair market value of the common shares on the date of the grant of the stock options.

Vesting	Stock options generally vest in full on the third anniversary of the grant date.
Exercise Period, Term and Manner of Exercise

Stock options are generally exercisable once they are vested until the end of their scheduled expiry date. Stock options will generally have a scheduled expiry date of 10 years from the date of grant of the stock option. In no event will a stock option have a scheduled expiry date of later than 10 years from the date of the grant.

Stock options may be exercised:

•   by cash settlement;

•   if permitted by the Corporation, by a broker-assisted “cashless exercise” arrangement; or

•   if permitted by the Corporation, by a “net exercise” arrangement.

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SCHEDULE D SUMMARY OF POTASHCORP LEGACY INCENTIVE COMPENSATION PLANS

Circumstances Involving Cessation of Entitlement to Participate – Stock Options
Retirement

Unvested stock options as of the date of retirement continue to vest to the end of the 36th month following the calendar month of the date of retirement.

Vested stock options, including those that vest post-retirement, must be exercised by the earlier of their scheduled expiry date and the end of the 36th calendar month following the calendar month of the date of retirement.

Termination without Cause - Not Involving a Change in Control	Vested stock options as of the date of termination must be exercised by the earlier of the expiry date and the end of the 3rd calendar month following the calendar month of the date of termination.
Change in Control

Stock options do not vest on change in control unless:

•   the successor company fails to continue or substitute the stock options; or

•   the stock options are continued or substituted and the optionee is terminated without cause or resigns for good reason within two years following the change in control.

Vested stock options must be exercised by their expiry date.

Termination with Cause

Vested stock options as of the date of termination are exercisable until the earlier of their scheduled expiry date and the end of the calendar month following the calendar month of the date of termination.

Description of PSUs under PotashCorp Legacy 2016 LTIP
Performance Metrics and Performance Period

The PotashCorp HR&C Committee determines the performance metrics and the performance period that apply to each grant of PSUs, and the formula for determining the number of PSUs that will be earned if performance is at or above the minimum or threshold level of performance or is at or above the target levels of performance, but falls short of maximum achievement.

Vesting

PSUs generally vest at the completion of the performance period. Following each performance period, the performance criteria will be measured and the formula will be applied to calculate the number of PSUs that vest (if any).

Settlement	At the end of the performance period, each vested PSU shall be paid in cash, in common shares, or a combination of both.

Circumstances Involving Cessation of Entitlement to Participate – PSUs
Retirement

PSUs held by the participant continue to vest pro-rata and are settled and paid at the end of the applicable performance periods(s), based on actual achievement of the applicable performance metric for each performance period.

Termination without Cause - Not Involving a Change in Control

PSUs held by the participant continue to vest pro-rata and are settled and paid at the end of the applicable performance periods(s), based on actual achievement of the applicable performance metric for each performance period.

Change in Control

PSUs do not vest on a change in control unless:

•   the surviving or successor company fails to continue or assume the PSUs, or replace the PSUs with an equivalent award; or

•   the PSUs are continued, assumed or replaced and the PSU holder is terminated without cause or resigns for good reason within two years of the change in control.

The date of the change in control or the date of termination (as applicable) is the early measurement date for purposes of calculating performance.

In each case vested PSUs are settled and paid in cash at the greater of target and actual achievement.

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SCHEDULE D SUMMARY OF POTASHCORP LEGACY INCENTIVE COMPENSATION PLANS

Other Elements of PotashCorp Legacy 2016 LTIP
Assignability	PSUs are not assignable except as may be provided in a participant’s award agreement or, at the election of the PotashCorp HR&C Committee, awards may be assigned to a permitted assignee.
Amending Procedure

Subject to the restrictions below and compliance with the rules of the TSX and NYSE, the board may amend, suspend, or terminate the PotashCorp Legacy 2016 LTIP or the terms of any previously granted award without obtaining approval of the shareholders of the Corporation. Without limiting the foregoing, the board can amend the PotashCorp Legacy 2016 LTIP without obtaining shareholder approval to make:

•   “housekeeping” amendments;

•   amendments to the vesting provisions; and

•   amendments necessary to comply with law, stock exchange rules or any other regulatory body.

Shareholder approval is required to amend the PotashCorp Legacy 2016 LTIP or an award agreement to:

•   increase the maximum number of common shares that may be issued;

•   reduce the exercise price of an outstanding stock option (including by cancelling stock options in exchange for cash, PSUs, or stock options with a lower exercise price);

•   extend the term of any stock option beyond 10 years (except in the event of a black-out period) or the date a stock option would otherwise expire;

•   amend the PotashCorp Legacy 2016 LTIP to allow a stock option to have a term of greater than 10 years (except in the event of a blackout period);

•   increase or delete the percentage limits on common shares issued or issuable to insiders;

•   increase or delete the limits on common shares that may be issuable in any one calendar year to a participant;

•   expand the assignment provisions;

•   permit non-executive directors to participate in the PotashCorp Legacy 2016 LTIP or otherwise add to the categories of participants who may participate in the PotashCorp Legacy 2016 LTIP; and

•   amend the provisions with respect to permissible amendments.

No amendment or termination of the PotashCorp Legacy 2016 LTIP or any award agreement will be made if it would adversely affect the existing rights of a participant under the PotashCorp Legacy 2016 LTIP or any award agreement without the participant’s written consent, unless the Corporation chooses to acquire such rights at fair market value as described in the PotashCorp Legacy 2016 LTIP.

Financial Assistance	The Corporation does not provide financial assistance to participants in relation to stock options or PSUs.
Recoupment	Participants and awards under the PotashCorp Legacy 2016 LTIP are subject to the terms of the Corporation’s Policy on Recoupment of Unearned Compensation.
Adjustments	The PotashCorp Legacy 2016 LTIP includes adjustment provisions.
Trading Blackout

Where a stock option expires during, or within 10 trading days after a trading blackout period, the expiration date of the stock option will be automatically extended to the 10th trading day after the end of the blackout period.

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SCHEDULE D SUMMARY OF POTASHCORP LEGACY INCENTIVE COMPENSATION PLANS

PotashCorp Legacy Performance Options Plans

This section presents prescribed disclosure concerning PotashCorp’s 2009 Performance Stock Option Plan, the 2010 Performance Stock Option Plan, the 2011 Performance Stock Option Plan, the 2012 Performance Stock Option Plan, the 2013 Performance Stock Option Plan, the 2014 Performance Stock Option Plan, and the 2015 Performance Stock Option Plan (collectively, the “PotashCorp Legacy Performance Option Plans”) as required under Form 51-102F5 - Information Circular and TSX Company Manual Section 613 - Security-Based Compensation Arrangements. The PotashCorp Legacy Performance Option Plans are share-based compensation arrangements for purposes of the rules of the Toronto Stock Exchange.

No further awards may be issued under the PotashCorp Legacy Performance Option Plans. Legacy awards will continue to vest and be exercised and settled until all stock options are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2025), following which the PotashCorp Legacy Performance Option Plans will be terminated.

The following information is given as of December 31, 2018. The provisions of each PotashCorp Legacy Performance Option Plan are substantially the same for purposes of this disclosure and accordingly the PotashCorp Legacy Performance Option Plans are treated below as one plan. Outstanding awards denominated in PotashCorp common shares have been converted to Nutrien common shares (with corresponding adjustments to the exercise prices) using an exchange ratio of 0.4 Nutrien common shares for every one PotashCorp common share.

Description of PotashCorp Legacy Performance Option Plans

Eligibility	The eligibility requirements in the PotashCorp Legacy Performance Option Plans are substantially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

Number of Securities Issuable and Issued as at December 31, 2018

As at December 31, 2018, there were 608,535,477 issued and outstanding common shares of Nutrien. As at December 31, 2018:

•   Plan Fixed Maximum – the total fixed maximum number of common shares issuable under PotashCorp Legacy Performance Option Plans, including common shares that have been issued upon the exercise of stock options under the PotashCorp Legacy Performance Option Plans, is 6,365,900 common shares, representing 1.05% of the common shares outstanding;

•   Total Stock Options Exercised Since Plan Inception – a total of 205,050 (stock options have been exercised under the PotashCorp Legacy Performance Option Plans, representing 0.03% of the common shares outstanding;

•   Number of Common Shares Underlying Outstanding Stock Options – the total number of common shares issuable on the exercise of actual stock options that have been granted and remain outstanding under the PotashCorp Legacy Performance Option Plan is 2,983,506 common shares, representing in the aggregate 0.49% of the common shares outstanding; and

•   Number of Common Shares Available for Future Grants – the total number of common shares that remain available for future stock option is nil.

Common shares underlying stock options that are not exercised or that are terminated are not available for future stock option grants.

In 2018, no stock options were granted under any of the PotashCorp Legacy Performance Option Plans.

Burn Rates	For information about the three-year historical burn rates under the PotashCorp Legacy Share-Settled Plans see page 53.

Insider Participation Limits	The plan limits in the PotashCorp Legacy Performance Option Plans are substantially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

Fair Market Value

The calculation of fair market value under in the PotashCorp Legacy Performance Option Plans is substantially the same as the calculation of fair market value under the PotashCorp Legacy 2016 LTIP described above.

D5

SCHEDULE D SUMMARY OF POTASHCORP LEGACY INCENTIVE COMPENSATION PLANS

Description of PotashCorp Legacy Performance Option Plans

Exercise Price	Each stock option grant specifies the exercise price. In no circumstance may the exercise price be lower than the fair market value of the common shares on the date of the grant of the stock options.

Performance Metrics and Performance Period

The PotashCorp HR&C Committee determines the performance metrics that apply to each grant of stock options over a 3-year performance period. The formula for determining the number of stock options that will be earned if performance is at or above the minimum or threshold level of performance or is at or above the target levels of performance, but falls short of maximum achievement, is based on cash flow return on investment and weighted average cost of net debt and equity capital.

Vesting

Stock options generally vest over the 3-year performance period. Following each performance period, the performance criteria will be measured and the formula will be applied to calculate the number of stock options that vest (if any).

Exercise Period and Term

Stock options are generally exercisable once they are vested until the end of their scheduled expiry date. Stock options will generally have a scheduled expiry date of 10 years from the date of grant of the stock option.

In no event will a stock option have a scheduled expiry date of later than 10 years from the date of the grant.

Circumstances Involving Cessation of Entitlement to Participate

Retirement

Unvested stock options as of the date of retirement continue to vest to the end of the 36th month following the calendar month of the date of retirement.

Vested stock options, including those that vest post-retirement, must be exercised by the earlier of their scheduled expiry date and the end of the 36th calendar month following the calendar month of the date of retirement.

Termination without Cause - Not Involving a Change in Control	Vested stock options as of the date of termination must be exercised by the earlier of the expiry date and the end of the 3rd calendar month following the calendar month of the date of termination.

Change in Control

Stock options do not vest on change in control unless:

•   the successor company fails to continue or substitute the stock options; or

•   the stock options are continued or substituted and the optionee is terminated without cause or resigns for good reason within two years following the change in control.

Vested stock options must be exercised by their expiry date.

Termination with Cause

Vested stock options as of the date of termination are exercisable until the earlier of their scheduled expiry date and the end of the calendar month following the calendar month of the date of termination.

Other Elements of PotashCorp Legacy Performance Option Plans

Assignability	The assignability provisions in the PotashCorp Legacy Performance Option Plans are materially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

Amending Procedure	The amending provisions in the PotashCorp Legacy Performance Option Plans are materially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

Financial Assistance	The Corporation does not provide financial assistance to participants in relation to stock options.

Recoupment	Stock options are subject to recoupment or clawback by the Corporation.

Adjustments	The PotashCorp Legacy Performance Option Plans include adjustment provisions.

Trading Blackout	The provisions relating to trading blackouts in the PotashCorp Legacy Performance Option Plans are materially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

D6

Any questions and requests for assistance may be directed to the

Strategic Shareholder Advisor and Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleadvisors.com

North American Toll Free Phone:

1-866-581-0507

Email: contactus@kingsdaleadvisors.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272